748

82- SUBMISSIONS FACING SHEET

MICROFICHE

05013189

REGISTRANT'S NAME **Monex Beans Holdings, Inc.**

*CURRENT ADDRESS **Pacific Century Place Marunouchi 19F**
1-11-1, Marunouchi, Chiyoda-ku
Tokyo, 100-6219, Japan

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
DEC 12 2005 E
THOMSON
FINANCIAL

FILE NO. 82- 34933 FISCAL YEAR 2005

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE: 12/9/05

SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING - 37TH FLOOR
12 - 32, AKASAKA 1-CHOME
MINATO - KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

FACSIMILE: 81-3-5562-6202

E-MAIL ADDRESS

mcho@stblaw.com

July 15, 2005

RECEIVED

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>Monex Beans Holdings, Inc.</u>
<u>Rule 12g3-2(b) Exemption Application</u>

Ladies and Gentlemen:

We enclose, on behalf of Monex Beans Holdings, Inc., a letter from it seeking to establish its entitlement to the exemption from the registration requirements of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) therender.

As requested by Monex Beans Holdings in the enclosed letter, we would appreciate your directing any questions or comments concerning the letter to David Sneider, Alan Cannon, Aaron Eddington or Mikako Cho of Simpson Thacher & Bartlett LLP, Ark Mori Building, 37th Floor, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6037, Japan, telephone +81-3-5562-6200, facsimile +81-3-5562-6202.

Kindly acknowledge your receipt of the enclosed letter by stamping the enclosed receipt copy and returning the same to the undersigned in the enclosed, postage-paid envelope.

Very truly yours,

Mikako Cho

Enclosures

cc: Nozomi Takasaki
David Sneider
Alan Cannon
Aaron Eddington

MONEX BEANS HOLDINGS, INC.
11-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-6219, Japan
Phone: 81-3-6212-3750

August 16, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, DC 20549
U.S.A.

Re: Monex Beans Holdings, Inc.
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We are writing to supplement the application (the "Application") filed with the Commission on July 15, 2005 to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for shares of common stock of Monex Beans Holdings, Inc., a corporation incorporated under the laws of Japan (the "Company"), based upon Rule 12g3-2(b) promulgated under the Exchange Act.

As stated in the Application, the Company was organized on August 2, 2004, and the end of the Company's first fiscal year was March 31, 2005. As of the end of this first fiscal year, the Company believes that it had in excess of 300 shareholders resident in the United States. The Company filed the Application on July 15, 2005, which is a date within 120 days of the end of its first fiscal year (the date on which a registration statement under Section 12(g) would otherwise be required to be filed). Because the Application was filed within this period, the Company believes that it is eligible for the exemption available under Rule 12g3-2(b).

In the event of any questions or requests for additional information please do not hesitate to contact our United States counsel in connection with this application David A. Sneider, Alan G. Cannon, Aaron Eddington or Mikako Cho of Simpson Thacher & Bartlett LLP, Ark Mori Building, 37th Floor, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6037, Japan, telephone + 81-3-5562-6200 / facsimile + 81-3-5562-6202.

Very truly yours,

Monex Beans Holdings, Inc.
By: ______________________
Name: Oki Matsumoto
Title: President and Chief Executive Officer

MBH

Monex Beans Holdings, Inc.

Financial Results

Fiscal Year Ended March 31, 2005

April 25, 2005

This is an English translation of Japanese presentation material prepared for IR conference held on the above date; it includes the information on consolidated financial summary under Japanese GAAP for FYE March 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Table of Contents

➡ 1. Financial Results and Business Overview

2. Business Model and Future Development

Financial Summary: FYE Mar. 31, 2004 vs. FYE Mar. 31, 2005

(in million yen, %)

	FYE Mar. 2004 (Apr. 2003-Mar. 2004)	FYE Mar. 2005 (Apr. 2004-Mar. 2005)	Change
Operating Revenues	15,075	21,716	44.0%
Net Operating Revenues	14,437	20,690	43.3%
SG&A	8,960	11,424	27.5%
Operating Income	5,477	9,266	69.2%
Ordinary Income	5,484	9,180	67.4%
Net Income	4,793	7,079	47.7%

(in million yen, %)

	FYE Mar. 2004 (as of Mar. 31, 2004)	FYE Mar. 2005 (as of Mar. 31, 2005)	Change
Total Assets	156,491	232,091	48.3%
Net Assets	22,492	29,811	32.5%
Capital Adequacy Ratio	521.7%	470.6%	-
Cash and Deposits	15,983	26,004	62.7%

Please note that, unless otherwise stated, the figures in this material show the consolidated figures of MBH and its group companies (i.e. Monex and Nikko Beans) and those figures before 2Q of FYE Mar. 31, 2005 are the simple sums of those of Monex and Nikko Beans. All statements in this presentation material are based on this premise.

Financial Summary: 3Q of FYE Mar. 31, 2005 vs. 4Q of FYE Mar. 31, 2005

(in million yen, %)

	3Q of FYE Mar. 2005 (Oct. 2004-Dec. 2004)	4Q of FYE Mar. 2005 (Jan. 2005-Mar. 2005)	Change
Operating Revenues	4,887	6,533	33.7%
Net Operating Revenues	4,596	6,340	37.9%
SG&A	2,721	3,004	10.4%
Operating Income	1,875	3,336	77.9%
Ordinary Income	1,874	3,322	77.2%
Net Income	1,014	1,784	75.9%

(in million yen, %)

	3Q of FYE Mar. 2005 (as of Dec. 31, 2004)	4Q of FYE Mar. 2005 (as of Mar. 31, 2005)	Change
Total Assets	184,837	232,091	25.6%
Net Assets	28,014	29,811	6.4%
Capital Adequacy Ratio	503.7%	470.6%	-
Cash and Deposits	27,665	26,004	▲ 6.0%

Financial Summary: Financial Highlights (Quarterly Basis)


Net Operating Revenues
(in million yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,698
4,907
5,440
4,312
4,596
6,340
FYE Mar. 2004
FYE Mar. 2005
3Q
4Q
1Q
2Q
3Q
4Q


Selling, General and Administrative Expenses
(in million yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,278
2,703
2,806
2,892
2,721
3,004
FYE Mar. 2004
FYE Mar. 2005
3Q
4Q
1Q
2Q
3Q
4Q


Ordinary Income
(in million yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,424
2,201
2,645
1,338
1,874
3,322
FYE Mar. 2004
FYE Mar. 2005
3Q
4Q
1Q
2Q
3Q
4Q


ROE (annualized)
Return=No Tax Basis
with Carry-over Losses ←
→ Return=After Tax Basis
50%
40%
30%
20%
10%
0%
27%
34%
42%
27%
15%
25%
FYE Mar. 2004
FYE Mar. 2005
3Q
4Q
1Q
2Q
3Q
4Q

Financial Summary:
Net Operating Revenues vs. Selling, General and Administrative Expenses



Net Operating Revenues
389
274
468
1,068
863
FYE Mar. 2004
14,437 million yen
7,683
3,692
470
291
724
2,432
1,411
FYE Mar. 2005
20,690 million yen
10,099
5,263
Cash
Margin
FX
Financial Income
Mutual Funds
IPO
Others

1. The ratio of brokerage commission revenues over net operating revenues
   FYE Mar. 2004: 79%
   FYE Mar. 2005: 74%
2. Revenues excluding brokerage commissions are 26% of total revenues and cover about 70% of fixed cost.

Break-even Point Analysis ※

TSE Trading Volume /business day
500 million shares

※ This estimate is based on the following assumptions: "Trading volume share on TSE" and "Revenues excluding brokerage commissions" remain the same figures as those of 4Q of FYE Mar. 31, 2005.



Selling, General and Administrative Expenses
2,311
FYE Mar. 2004
8,960 million yen
6,649
801
2,983
FYE Mar. 2005
11,424 million yen
7,640
Variable Cost
Fixed Cost
Temporary Cost

Temporary cost was borne due to the merger

↓

Reduction of system related running cost is expected after the merger. (refer to P25)

Comparison with Others: Retail Trading Value & Equity Brokerage Commissions


Share of Trading Value in Domestic Market
(%)
25
20
15
10
5
0
FYE MAR.2004
1Q 2Q 3Q 4Q
FYE MAR.2005
1Q 2Q 3Q 4Q
Monex Beans
Matsui
E*Trade
Rakuten
Kabu.com
Nomura
Nikko Cordial
Daiwa


Equity Brokerage Commissions
(in million yen)
8,000
6,000
4,000
2,000
0
FYE MAR.2004
1Q 2Q 3Q 4Q
FYE MAR.2005
1Q 2Q 3Q 4Q
Monex Beans
Matsui
E*Trade
Rakuten
Kabu.com

Source: Company IR data

Note: Market share is that of trading value of TSE 1st section, 2nd section, Mothers and JASDAQ

<Reference> Individual Investors Trend

Trading Value

The ratio of internet trading value has increased significantly since March 2003. More than 80% of individual investors choose internet trading at present.

Source: Japan Securities Dealers Association


90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
The ratio of Internet trading among all trading value by individual investors
19%
34%
43%
49%
52%
55%
71%
81%
84%
The ratio of Internet trading among all trading by all investors including institutional, foreign and individual investors.
3.6%
6.3%
7.3%
9.1%
10.5%
12.7%
17.6%
21.6%
25.3%
Sep. 2000
Mar. 2001
Sep. 2001
Mar. 2002
Sep. 2002
Mar. 2003
Sep. 2003
Mar. 2004
Sep. 2004

Major Online Brokers vs. Major Full-line Brokers

The trading value of major online brokers has surpassed those of major full-line brokers. But, more than 90% of individual assets are still held by major full-line brokers. This means further success of online brokers depends on increasing customers' assets in custody.

Trading Value (Apr. 2003-Mar. 2004)

Customers' Assets in Custody (as of Mar. 31, 2004)


43%
Major full-line brokers
(retail only)
Major full-line brokers
(retail only)
91%

Major Online Brokers: Monex Beans, Matsui, E*trade, Rakuten and Kabu.com

Major Full-line Brokers: Nomura, Nikko Cordial and Daiwa

Source: Company IR data

Comparison with Others: Financial Highlights (Quarterly Basis)

Net Operating Revenues

(in million yen)


10,000
8,000
6,000
4,000
2,000
0
FYE Mar. 2004
FYE Mar. 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
MonexBeans
Matsui
E*Trade
Rakuten
Kabu.com

Selling, General and Administrative Expenses

(in million yen)


4,000
3,000
2,000
1,000
0
FYE Mar. 2004
FYE Mar. 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
MonexBeans
Matsui
E*Trade
Rakuten
Kabu.com

(in million yen)

Ordinary Income


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FYE Mar. 2004
FYE Mar. 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
MonexBeans
Matsui
E*Trade
Rakuten
Kabu.com

(%)

ROE

(annualized)


120
100
80
60
40
20
0
FYE Mar. 2004
FYE Mar. 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
MonexBeans
Matsui
Rakuten
Kabu.com

Source: Company IR data

Brokerage Business: Expanding Customer Base with Steady Revenue Growth

Value-added services and products to meet customers' needs

Three Customer Categories



Small ← Financial Assets → Large
Wealthy Customers
Active Traders
Ordinary Investor Class
Low ← Frequency of Trading → High

- ◆ 50% Commission Return
  - ☆Volume discount for highly active traders
  - → Very competitive commission table for active traders
- ◆ In-house Margin Trading
  - ☆Steady increase of outstanding margin balance since launch
  - →Outstanding Margin Balance ≒ 30 billion yen
  - →In-house Margin Trading Balance/Total Margin Trading Balance (Long Position Only) ≒ 34%
- ◆ High Quality Trading Engine
  - ☆Trading Tool with Direct Link to Execution
  - ☆Professional-oriented order scheme ("Stop Loss Order"etc.)
  - ☆Stable information infrastructure
- ◆ Alternative Investments
- ◆ Asset Utilization Services
  - ☆Stock Lending Service
  - ☆Tax and estate planning related to Services
- ◆ Cash Management Account Services
  - ☆Deposit/Withdrawal (Valid at Post Offices ATMs)
  - ☆Tie-up with over 10,000 IY bank ATM network
- ◆ Unique Services
  - ☆Small Unit Stocks (About 3,000 stocks will be available)
  - ☆Night Time Trading (The only PTS in Japan)

Underwriting Business: High Reputation from Investors and Corporations

Environment

- "82%": Market share of individual investors in the primary market (2004/1～12)
  Source: Japan Securities Dealers Association

Monex Beans

"Trail Blazer" First underwriter among 5 major online brokers

"Professional Expertise"

"Partnership" Nikko Cordial Corporation and Mizuho Securities

"1,500 billion yen" Customer' Assets in Custody (Mar. 31 2005)

Establish Platform for Investment Banking
↓
Aiming for lead underwriter status

Number of Companies and Participation Ratio



Established presence as an underwriter
35%
38%
42%
44
48
73
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005
Number of Companies
Participation Ratio

Underwriting Commissions Revenue (IPO&PO)(in million yen)



IPO&PO
=291 million yen
66
274
99
192
PO business showed remarkable growth
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005
IPO
PO

Mutual Fund Business: Front-runner Among Online Mutual Fund Distributors

Customer's Assets in Custody: Monthly Fund Auto-purchase has contributed to the steady growth of assets.

Monthly Fund Auto-purchase

From securities, banks and post savings accounts
⇒21,223 orders /month
400 million yen /month (Mar. 2005)

Vanguard

Monex Beans is the only distributor outside U.S.
⇒3.4 billion yen (as of Mar. 31, 2005)


Customer's Assets in Custody
Number of Monthly Fund Auto-pruchase contract
14,084
15,645
16,559
17,254
19,321
21,223
48.1
51.6
51.8
51.3
53.8
56.7
Dec. 2003
Mar. 2004
Jun. 2004
Sep. 2004
Dec. 2004
Mar. 2005

Sales Commissions: China/India fund spurred the increase of commission.


1,340
1,017
1,331
1,542
70 million yen
31 million yen
60 million yen
86 million yen
Accelerated Sales of HSBC China Fund
Accelerated Sales of HSBC India Fund
2005 1Q
2005 2Q
2005 3Q
2005 4Q
Sales Commisssion
Average number of orders per business day [excluding MRF]

Timely Fund Supply

Good Performance of BRICs Markets
"HSBC China Open"
"HSBC India Open"

Fund Selection

Customer-oriented fund selection with non-biased Monex Beans Status

FX Business: Maintaining Strong Growth Trend

"Number of Accounts" and "Margin Balance" are ranked top among FX business providers


Customers' Profile
FX familiarity shared by core customers
Upgraded Services
Revised minimum trading unit and customer service
Competitive products
Low cost, Leveraged Trading
Investor Education
Customers understanding of diversified portfolios concept


8,020
9,411
12,103
13,846
15,062
17,297
19,726
4.2
5.2
6.4
8.0
8.5
11.3
13.1
2004 2Q
2004 3Q
2004 4Q
2005 1Q
2005 2Q
2005 3Q
2005 4Q
Margin Balance(in billion yen)
Numer of Accounts

*Number of accounts is the simple sum of those of Monex and Nikko Beans.

Fixed Income Business:
"Deposits" to "Securities Investments", "JPY" to "Multi Currencies"

"Removal of blanket guarantee of deposit" and "Low interest rate policy" etc.
⇒Momentum of Japanese individual financial assets portfolio change

Shift from "Deposits" to "Investments"

"Issued Amount of JGB for Individual Investors"
1st issue(Mar. 2003): 383 billion yen
↓
10th issue(Apr. 2005): 2,337 billion yen

Shift from "JPY" to "Multi Currencies"

"Investments in Non-yen Assets by Individuals(*)"
As of Mar. 31 1998: 6.3 trillion yen
↓
As of Mar. 31 2003: 12.5 trillion yen

*Total amount of foreign currency deposit and securities investments. Source:BOJ

Monex Beans accelerates this business as a key revenue source.

Ratio of Fixed Income among total customer's assets in custody

Current: Less than 1% ⇒ Target: 3~5%

JGB for individual Investors
⇩
"Monex Beans"
is one of the two online JGB distributors

1. Expanded Products Line
Current: JGB for Individual Investors [illegible]
⇒"Launch of Original Products"

2. Improvement of Services ([illegible])

3. Investors Education

Alternative Investment Funds Business:
Monex Beans declares Y2005 as "the 1st year in alternative investment history in Japan"

Monex Alternative Investments (MAI), a gatekeeper company, introduce carefully selected funds with business professional expertise

~ Y2004: Limited to Institutional Investors and Wealthy Private Clients → Y2005 ~: **Opportunity for Individual Investors**

Launch of "Fullerton* - Monex Asian Fund of Hedge Funds"

-To offer new and real fund of hedge funds solely dedicated to Asian strategies, enabling individual investors to further diversify their portfolios and broaden investment opportunities

To be launched in Summer 2005

* A Singapore government controlled AM entity

"Monex Fund of Funds I" launched in Dec. 2004

◆ Over 10 funds selected out of more than 40 carefully examined funds

Hedge Funds — 30% (Approximately)

\+

Corporate Governance Funds + REIT/ Property Funds + Turn-around Funds + Venture Capital Funds — 70%(Approximately)

●Alternative Investments Seminar (Mar. 2005) ●

- ✧ 2,000 participants
- ✧ Top-notch fund managers as guest speakers

●Alternative Investments Email Magazine ●

- ✧Started since Jan. 2005
- ✧Nearly 8,000 people currently registered

Original Services: Front-runner In Providing These Unique Services!

3,000 names available on these services!

Stock Lending

- Automatic credit of "Dividends equivalent amount" to client accounts
- Nearly 3,000 Japanese names available; No.1 among any institutional lenders

Year 2005 tax law reform will contribute to the expansion of this business

Small Unit Stocks

- Up to 3,000 names expected to increase from 300 names

Night Time Trading

- The only PTS (Proprietary Trading System) for individual investors in Japan
- More than 3,000 names tradable
- Open to other securities: now available at Marusan Sec.

Margin Trade Simulator

- Various simulations available, based on customers' transactions
  i.e.) Break-even analysis
  Margin requirement, etc.

ATM/Credit Card

ATM card with credit card function

- Access to approximately 25,000 ATMs located at Post Offices
- Access to over 10,000 IY Bank ATMs will be available in July 2005


SAISON CARD INTERNATIONAL
IY Bank

Commodity Futures

- Easy cash transfer to/from securities account
- Even inflation helps optimally


GOLD
GASOLINE
KEROSENE
CRUDE OIL
PLATINUM

Stockholders' Benefit Services

- Offer commission free service to the shareholders of tie-up companies for their repeat purchases
- Tie-up with 13 companies such as Tokyo Gas

Service Lineup: Providing "Financial Paradise" Through Our Internet


Beginners
Active Traders
Email Daily Magazines/Trading report mails
Monex Blog
Pioneer
Monex 《Saison》 Card
Pioneer
Surfing Trading
ATM Access at
Post Office and IY Bank
(from July 2005)
Small Unit Stocks
Pioneer
Free Commission to Buy
Tie-up Companies' Stocks
Monex Beans
Alternative Investment Funds
Pioneer
Pioneer
FX Trading
Pioneer
Non-Life Insurance
Selected Mutual Funds
Life Insurance
Stock Lending
Pioneer
Pioneer
Index Futures
&Options
Night Time Trading
Foreign Currency Denominated Bonds
/ JGB for Individual Investors
Pioneer
"Pioneer" for these
Products and Services

New Services: The Merger To Fulfill All Users' Needs!

New services To Monex users!

- Stop loss order/Band limit order
- Open-ended Margin Trading
- Commodity Futures
- "Market Rider Premium"
- "Market Walker"
- Covered Warrants
- Chinese Stocks (from May 2005)

New services To Nikko Beans users!

- Night Time Trading
- Stock Lending
- Small Unit stocks
- Monex 《Saison》 Card
- Fixed Income Products
- Alternative Investment Funds
- Index Futures and Options






VISA
MONEX
4541 1012 3456
SAISON
CARD

Investors Education: Paradigm Change "The era of asset management with self responsibility"

Monex Beans has always been emphasizing the importance of investors education.
The reason is:
Monex Beans believes ⇒ Financial literacy shall support his/her asset management planning.
⇒ "Beginner's luck will not last forever."

Investors Education + Full Product Line = Meet customers' needs ⇒ Sustainable growth of Monex Beans

Contents : Monex Beans has created many on/offline educational contents in these five years.

①Monex Daily Mail
→Over 350,000 enrollments
→Distribution even on Saturdays
→Attractive writers



②Mega Seminars
"Customers Forum"
On Sep. 4, 2004
"Alternative Seminar"
On Mar. 12, 2005
⇒more than 3,000 participants



③Lectures
→More than 11,000 participants
→Nationwide 89 seminars
(from Apr. 2004 to Mar. 2005)



④Sales of Tutorial Books and DVDs
→DVD・・・Over 5,000 sales
→Tutorial books on various subject



In addition, more than 200 educational contents are provided on the website

1. Financial Results and Business Overview

➡ **2. Business Model and Future Development**

Mission Statements

- **Take position as a total financial service provider, not just as an online brokerage firm**
- **Offer comprehensive products and service line-ups with "World-class Quality"**
- **Support passive investors to manage his/her financial assets efficiently**
- **Strengthen "Products Origination Capability"**
- **Pursue less operating cost / establish a portfolio management-oriented business**
- **Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure**
- **Empower investors education and enhance financial literacy**

Current and Future Business Models: Further Expansion of Revenue Potentiality


Present
1 year later
3 – 5 years later
7%
2%
2%
3%
2%
7% Underwriting
2% Mutual Funds

Potentiality

Brokerage
- Expected further growth resulting from changes in national policies
- Future cash inflow from banks, postal savings and other traditional securities firms
- Remain as a major revenue source, but revenue share among entire revenues to be decreased to nearly 50%

FX & Fixed Income
- Supply of Fixed Income products for depositors
- Increasing needs for diversified investments in foreign countries

Underwriting
- Winning of lead manager positions
- Huge potential spurred by individual investors' demand

Mutual Funds
- No.1 online mutual fund distributor
- Continuous introduction of excellent and various funds from all over the world

Others
- Innovative services utilizing stock lending, etc.

New Business
- Alternative investments business
- Loan business
- Investors education, etc

Acceleration of Alliances with Other Businesses

Securities Intermediary Business

Alliance with Credit Saison

December 16, 2004 Start!

- Account Opening available over the Ikebukuro SAISON Counter in Seibu Department Stores and Credit Saison Members' Website.

March 10, 2005 Start!

- JGB Sales Intermediary over the SAISON Counter and the Members' Website

First to start security intermediately services with the Non-bank industry

Account Opening over the counters

Alliance with IY Bank

April 27, 2005 Start!

- Introduction of Account Opening over the counters by IY Bank at "money's convenience" corner of Ito-Yokado's Soga store.


お金の便利コーナー
お金の便利コーナー
money's convenience

ATM Tie-ups

ATM Tie-up with Credit Saison

August 28, 2001 Start!

- Withdrawals available at SAISON ATMs across Japan

ATM Tie-up with Japan Post

October 1, 2001 Start!

- Deposits and Withdrawals available at over 25,000 ATMs across Japan

ATM Tie-up with IY Bank

Coming Soon! (July 2005)

- Deposits and Withdrawals available at over 10,000 ATMs located at 7-Eleven Stores and Ito-Yokado Stores across Japan

Monex≪Saison≫Card


VISA
1234 567 8901234
MONEX
4541 1012 3456
OKI MATSUMOTO
00/00
SAISON CARD
INTERNATIONAL

Credit Saison Home Page



- Adding Off-line platform to the On-line brokerage business
- Enhancing customers' benefits as Cash Management Account
- Pursuing other Business Alliances aggressively to expand our business
- Establishing a firm platform to provide Overall Financial Services for Individual Investors

Full Line Services and Products: For All Customers' Satisfaction

(As of April 20, 2005)

	Equities						Stock Lending	Fixed Income	Mutual Fund		Alternative Investments		Others		
	In-house Margin Trading	Stop Loss Order	China Stocks	U.S. Stocks	Night Time Trading	Small Unit Stocks		JGB /Foreign Bonds	Monthly Auto-purchase	China/India Equity Funds	Low Diversified	High Diversified	Commodities Futures	FX	Cash Management Account
Monex Beans	○	○	△*1	×	◎	○	◎	○	○	○	○	◎	◎	○	◎
E*trade	○	×	○	○	×	○	×	○	×	○	○	×	×	○	△*2
Matsui	○	×	○	×	×	×	×	×	×	×	×	×	×	○	×
Rakuten	○	○	○	○	×	×	×	×	×	○	○	×	×	○	×
Kabu.com	○	○	×	×	×	○	×	×	○	○	×	×	×	×	×

Source:Company IR data, etc.

◎: Available Only at Monex Beans among 5 companies ○: Available △: Planning ×: Not Available

*1 Planning to offer in May 2005 *2 Planning to offer in July 2005

Effects of Business Merger: The Maximization of the Potentiality as an Online Broker

1. Full-line services and products to expand customer base

-Provide enhanced and various financial services
-Cater highly valuable services comparable to major offline brokers

MONEX
Monex, Inc.

"Monex Only"
- Night Time Trading
- Small Unit Stocks
- Stock Lending
- ATMs
- Index Futures and Options

Monex Beans

Nikko Beans

"Nikko Beans Only"
- Stop Loss Order
- Market Rider Premium
- Open-ended Margin Trading
- Commodity Futures

2. System-related Running Costs Reduction

-Before the merger

5.7 billion yen per year
(estimated based on the actual costs for FYE Mar. 2005)

-After the merger

3.4 billion yen per year
(estimated based on the actual costs for FYE Mar. 2005)

Estimated Running Costs Reduction

2.3 billion yen per year

This effects of system cost reduction will be realized after 2Q/FYE2006.

* Temporary cost regarding this merger will be incurred for FYE 2006, such as; Retirement of Internet trading system of Monex, System Development Costs and so on.

Monex Beans Group Overview


Major Shareholders*
Credit Saison Co.,Ltd 1.58%
The Master Trust Bank of Japan,Ltd. 1.59%
Internet Initiative Japan Inc. 2.43%
Recruit Inc. 2.44%
Mizuho Securities Co.,Ltd. 3.00%
Oki Matsumoto 12.79%
Sony Corporation 20.06%
Nikko Cordial Corporation 29.83%
*These figures shows each one's stake.
Business Partners
Nikko Cordial Corporation
Sony Corporation
Credit Saison Co.,Ltd
Mizuho Securities Co., Ltd.
Asuka Asset Management, Ltd.
MBH
Connection with world class players such as Asuka Asset Management and FFMC,etc. realizes the distribution of High Quality Alternative Investment Products for Individual Investors
100%
100%
51%
49%
MONEX
Monex, Inc.
Nikko Beans
-Loan business
-Investors education, etc.
MAI
Monex Alternative Investments, Inc.
FFMC*
Fullerton Fund Management Company Ltd
Monex Beans
May 1, 2005
Monex Beans, Inc.
One of the Largest
Online brokers in Japan
① Establishment of Subsidiary Companies
② Establishment of Joint Ventures
③ Capital Participation
④ Affiliations etc.
Agreed on a joint establishment of Fund of Hedge Funds focused on the Asia-Pacific region.
*100% subsidiary of Tamasek Holdings wholly owned by Singapore's Ministry of Finance

Message to Shareholders

I Higher ROE

ROE(pretax) =33%
ROE(after tax) =27%
(FYE Mar. 2005)

Monex Beans is aiming to secure higher ROE and maintain moderate retained earnings.

II Cash Dividends

Cash Dividends for this fiscal year=JPY 500 / share
(Subject to approval of annual shareholders' meeting scheduled on Jun. 2005)

While the principle of Monex Beans is to increase higher dividend payment ratio, Monex Beans may appropriately maintain retained earnings for reasonable period to establish the financial base for future operation.

III Disclosure

1. **Full Disclosure Policy**
   - **including latest management policy, system failure and malfunction information, etc.**
2. **Timely Disclosure Policy**
   - **through TDnet, Monex Beans Website,etc.**
3. **Continuous Disclosure Policy**
   - **Weekly/Monthly Bases**

IV Corporate Governance

1. **Strengthen Monex Beans Group Corporate Governance**
2. **External checks and balances through Monex Beans Disclosure Policy**
3. **Advisory Board with a broad perspective**

MBH

Monex Beans Holdings, Inc.

Exhibit A

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the fiscal year ended March 31, 2005 (April 1, 2004–March 31, 2005)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the fiscal year ended March 31, 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the fiscal year ended March 31, 2005. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / April 2005

Consolidated Financial Highlights
For the fiscal year ended March 31, 2005

	Million Yen
Operating Results (from Apr. 1, 2004 to Mar. 31, 2005):	
Operating Revenues	¥21,716
Net Operating Revenues	20,690
Selling, general and administrative expenses	11,424
Operating Income	9,266
Other Income	39
Other Expenses	671
Income Before Income Taxes	8,634
Income Taxes and Adjustments	1,555
Minority interests	(0)
Net Income	¥7,079

	Million Yen
Financial Position (as of Mar. 31, 2005):	
Total assets	¥232,091
Shareholders' equity	29,811

	Yen
Per Share Amounts (from Apr. 1, 2004 to Mar. 31, 2005):	
Net income	¥3,001.49
Shareholders' equity	12,694.66

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheets
As of March 31, 2005

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 26,004	
Cash segregated for customers and others	61,887	
Trading assets:	246	
Trading securities and others	246	
Derivative assets	0	
Receivables related to margin transactions:	130,817	
Loans receivable from customers for margin transactions	125,264	
Cash deposits as collateral for securities borrowed from securities finance company:	5,552	
Cash paid for subscription	292	
Short-term guarantee money deposited	7,993	
Accrued income	1,091	
Deferred tax assets	496	
Others	2,063	
Allowance for doubtful receivables	(177)	
	230,717	99.4
Non-current assets		
Tangible fixed assets	98	
Intangible fixed assets	138	
Investments and others:	1,136	
Investment securities	766	
Long-term guarantee deposits	326	
Deferred tax assets	43	
Others investments	36	
Allowance for doubtful accounts	(35)	
	1,373	0.6
	¥ 232,091	100.0

Liabilities and Shareholders' Equity	Million Yen	%
Current Liabilities:		
Trading liabilities:	¥ 125	
Trading securities and others	125	
Derivative liabilities	0	
Payables related to margin transactions:	86,220	
Loans from securities finance companies for margin transactions	67,990	
Proceeds of securities sold for margin transactions	18,229	
Payables on collateralized securities transactions:	6,584	
Cash deposits as collateral for securities loaned	6,584	
Deposits received	27,524	
Cash deposits received from customers	49,965	
Short-term borrowings	26,000	
Income tax payable	2,214	
Accrued bonuses	159	
Other current liabilities	2,391	
	201,187	86.7
Statutory Reserve:		
Reserve for securities transactions	1,065	
Reserve for commodities transactions	7	
	1,072	0.5
	202,260	87.2
Minority Interests:		
Minority Interests	19	0.0
Shareholders' Equity:		
Common stock	8,800	3.8
Capital surplus	15,154	6.5
Earned surplus	5,804	2.5
Net unrealized gain on investments	52	0.0
Treasury stock	(0)	(0.0)
	29,811	12.8
	¥ 232,091	100.0

Consolidated Statements of Operations
For the fiscal year ended March 31, 2005

	Million Yen	%
Operating Revenues:		
Commission revenues	¥ 17,931	
Brokerage commissions	15,362	
Underwriting & selling commissions	259	
Subscription & distribution commissions	294	
Other commissions	2,014	
Net gain on trading assets	152	
Financial income	3,457	
Other service revenues	174	
	21,716	100.0
Financial expenses	1,025	
Net Operating Revenue	20,690	95.3
Selling, general and administrative expenses	11,424	52.6
Operating Income	9,266	42.7
Other Incomes:	39	0.2
Other Expenses:	671	3.1
Inauguration expenses	87	
Provision for directors' retirement benefits	72	
Loss on disposal of fixed assets	11	
Provision for securities transactions	455	
Provision for commodities transactions	7	
Other expenses	38	
Income before income taxes and adjustments	8,634	39.8
Income taxes	2,131	9.8
Income taxes adjustments	(576)	(2.7)
Minority interests	(0)	(0.0)
Net Income	¥ 7,079	32.6

Per share amounts	Thousands of Yen
Net Income	¥ 3,001.49

Consolidated Statements of Retained Earnings
For the fiscal year ended March 31, 2005

	Million Yen
Capital surplus	
Balance at March 31, 2004	¥ 10,011
Increase in capital surplus	
Stock option exercised	123
Due to share transfer	5,020
Balance at March 31, 2005	15,154
Earned surplus	
Balance at March 31, 2004	(¥ 1,215)
Increase in earned surplus:	
Net income	7,079
Decrease in earned surplus:	
Bonuses to directors	(60)
Balance at March 31, 2005	¥ 5,804

Consolidated Statements of Cash Flows
For the fiscal year ended March 31, 2005

	Million Yen
Cash flows from operating activities:	
Income before income taxes and others	¥ 8,634
Depreciation	141
Amortization of goodwill	95
Stock issuance costs	1
Provision for doubtful accounts	177
Provision for employees' bonuses	(153)
Provision for retirement benefits	(13)
Interest income and dividends received	(3,467)
Interest expense	1,026
Increase in cash segregated for customers and others	(17,811)
Increase in trading assets	(32)
Increase in margin transaction assets and liabilities	(34,609)
Decrease in loans receivable secured by securities and in loans payable secured by securities	1,457
Increase in short term guarantee	(4,427)
Increase in deposits received from customers	12,476
Increase in received margins	17,334
Payment for directors' bonuses	(60)
Others	1,056
Sub total	(18,175)
Interest and dividend received	3,264
Interest paid	(1,051)
Income taxes paid	(24)
Net cash provided by operating activities	(15,987)
Cash flows from investing activities:	
Purchases of tangible fixed assets	(35)
Purchases of intangible fixed assets	(103)
Purchases of investment securities	(80)
Proceeds from sales of related company' securities	19
Payment for long term guarantee	(145)
Proceeds from long term guarantee	95
Others	11
Net cash used in investing activities	(237)
Cash flows from financing activities:	
Increase in short-term borrowings	26,000
Proceeds from common stock issuance	245
Net cash provided by financing activities	26,245
Effect of exchange rate changes on cash and cash equivalents	-
Net increase in cash and cash equivalents	10,020
Cash and cash equivalents at beginning of term	15,984
Cash and cash equivalents at end of term	¥ 26,004

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the third quarter of the fiscal year ending March 31, 2005 (April 1, 2004–December 31, 2004)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the third quarter of the fiscal year ending March 31, 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the third quarter of the fiscal year ending March 31, 2005. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / January 2005

Consolidated Financial Highlights
For the third quarter ended December 31, 2004

	Million Yen
Operating Results (from Apr. 1, 2004 to Dec. 31, 2004):	
Operating Revenues	¥ 15,183
Net Operating Revenues	14,349
Selling, general and administrative expenses	8,419
Operating Income	5,929
Other Income	21
Other Expenses	476
Income Before Income Taxes	5,474
Income Taxes and Adjustments	180
Minority interests	(0)
Net Income	¥ 5,295

	Million Yen
Financial Position (as of Dec. 31, 2004):	
Total assets	¥ 184,837
Shareholders' equity	28,014

	Yen
Per Share Amounts (from Apr. 1, 2004 to Dec. 31, 2004):	
Net income	¥ 2,260.32
Shareholders' equity	11,948.02

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheets
As of December 31, 2004

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 27,665	
Cash segregated for customers and others	51,483	
Trading assets:	227	
Trading securities and others	227	
Derivative assets	0	
Receivables related to margin transactions:	94,108	
Loans receivable from customers for margin transactions	89,272	
Cash deposits as collateral for securities borrowed from securities finance company:	4,836	
Cash paid for subscription	217	
Short-term guarantee money deposited	5,554	
Accrued income	898	
Deferred tax assets	244	
Others	3,134	
Allowance for doubtful receivables	(177)	
	183,357	99.2
Non-current assets		
Tangible fixed assets	114	
Intangible fixed assets	216	
Investments and others:	1,149	
Investment securities	646	
Long-term guarantee deposits	326	
Deferred tax assets	75	
Others investments	137	
Allowance for doubtful accounts	(35)	
	1,480	0.8
	¥ 184,837	100.0

Liabilities and Shareholders' Equity	Million Yen	%
Current Liabilities:		
Trading liabilities:	¥ 86	
Trading securities and others	86	
Derivative liabilities	0	
Trading payables	39	
Payables related to margin transactions:	48,948	
Loans from securities finance companies for margin transactions	32,856	
Proceeds of securities sold for margin transactions	16,092	
Payables on collateralized securities transactions:	5,871	
Cash deposits as collateral for securities loaned	5,871	
Deposits received	24,903	
Cash deposits received from customers	51,411	
Short-term borrowings	22,000	
Income tax payable	576	
Accrued bonuses	117	
Other current liabilities	1,815	
	155,770	84.3
Non-current liabilities		
Accrued retirement benefits	101	
Deferred tax liabilities	14	
	116	0.1
Statutory Reserve:		
Reserve for securities transactions	912	
Reserve for commodities transactions	5	
	917	0.5
	156,804	84.8
Minority Interests:		
Minority Interests	19	0.0
Shareholders' Equity:		
Common stock	8,800	4.8
Capital surplus	15,154	8.2
Earned surplus	4,019	2.2
Net unrealized gain (loss) on investments	39	0.0
Treasury stock	(0)	(0.0)
	28,014	15.2
	¥ 184,837	100.0

Consolidated Statements of Operations
For the third quarter ended December 31, 2004

	Million Yen	%
Operating Revenues:		
Commission revenues	¥ 12,477	
Brokerage commissions	10,734	
Underwriting & selling commissions	121	
Subscription & distribution commissions	187	
Other commissions	1,434	
Net gain on trading assets	104	
Financial income	2,483	
Other service revenues	117	
	15,183	100.0
Financial expenses	833	
Net Operating Revenue	14,349	94.5
Selling, general and administrative expenses	8,419	55.5
Operating Income	5,929	39.0
Other Incomes:	21	0.1
Other Expenses:	476	3.1
Inauguration expenses	87	
Provision for directors' retirement benefits	72	
Loss on disposal of fixed assets	3	
Provision for securities transactions	302	
Provision for commodities transactions	4	
Other expenses	6	
Income before income taxes and adjustments	5,474	36.1
Income taxes	513	3.4
Income taxes adjustments	(332)	(2.2)
Minority interests	(0)	(0.0)
Net Income	¥ 5,295	34.9

Per share amounts	Thousands of Yen
Net Income	¥ 2,260.32

Consolidated Statements of Retained Earnings
For the third quarter ended December 31, 2004

	Million Yen
Capital surplus	
Balance at March 31, 2004	¥ 10,011
Increase in capital surplus	
Stock option exercised	123
Due to share transfer	5,020
Balance at December 31, 2004	15,154
Earned surplus	
Balance at March 31, 2004	(¥ 1,215)
Increase in earned surplus:	
Net income	5,295
Decrease in earned surplus:	
Bonuses to directors	(60)
Balance at December 31, 2004	¥ 4,019

Consolidated Statements of Cash Flows
For the third quarter ended December 31, 2004

	Million Yen
Cash flows from operating activities:	
Income before income taxes and others	¥ 5,474
Depreciation	83
Amortization of goodwill	53
Stock issuance costs	1
Provision for doubtful accounts	177
Provision for employees' bonuses	(195)
Provision for retirement benefits	9
Interest income and dividends received	(2,492)
Interest expense	834
Increase in cash segregated for customers and others	(7,406)
Increase (decrease) in trading assets	(7)
Increase (decrease) in margin transaction assets and liabilities	(35,173)
Increase (decrease) in loans receivable secured by securities and in loans payable secured by securities	746
Increase in short term guarantee	(1,988)
Increase in deposits received from customers	9,855
Increase in received margins	18,780
Payment for directors' bonuses	(60)
Others	(523)
Sub total	(11,833)
Interest and dividend received	2,329
Interest paid	(832)
Income taxes paid	(8)
Net cash provided by operating activities	(10,343)
Cash flows from investing activities:	
Purchases of tangible fixed assets	(35)
Purchases of intangible fixed assets	(76)
Purchases of investment securities	(80)
Payment for long term guarantee	(145)
Proceeds from long term guarantee	96
Others	1
Net cash used in investing activities	(239)
Cash flows from financing activities:	
Increase in short-term borrowings	22,000
Proceeds from minority shareholders	19
Proceeds from common stock issuance	245
Net cash provided by financing activities	22,264
Effect of exchange rate changes on cash and cash equivalents	-
Net increase (decrease) in cash and cash equivalents	11,681
Cash and cash equivalents at beginning of term	15,984
Cash and cash equivalents at end of term	¥ 27,665

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 – September 30, 2004)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the first half of the fiscal year ending March 31, 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the first half of the fiscal year ending March 31, 2005. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / October 2004

Consolidated Financial Highlights

For the first half ended September 30, 2004

	Million Yen
Operating Results (from Apr. 1, 2004 to Sep. 30, 2004):	
Operating Revenues	¥ 10,295
Net Operating Revenues	9,752
Selling, general and administrative expenses	5,698
Operating Income	4,054
Other Income	18
Other Expenses	363
Income Before Income Taxes	3,708
Income Taxes and Adjustments	(571)
Net Income	¥ 4,280

	Million Yen
Financial Position (as of Sep. 30, 2004):	
Total assets	¥ 197,755
Shareholders' equity	26,959

	Yen
Per Share Amounts (from Apr. 1, 2004 to Sep. 30, 2004):	
Net income	¥ 1,827.92
Shareholders' equity	11,498.27

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheets

As of September 30, 2004

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 38,566	
Cash segregated for customers and others	46,631	
Trading assets:	306	
Trading securities and others	305	
Derivative assets	0	
Receivables related to margin transactions:	100,748	
Loans receivable from customers for margin transactions	98,572	
Cash deposits as collateral for securities borrowed from securities finance company:	2,176	
Receivables on collateralized securities transactions:	142	
Cash deposits as collateral for securities borrowed	142	
Cash paid for subscription	80	
Short-term guarantee money deposited	7,711	
Accrued income	914	
Deferred tax assets	497	
Others	985	
Allowance for doubtful receivables	(177)	
	196,405	99.3
Non-current assets		
Tangible fixed assets	122	
Intangible fixed assets	227	
Investments and others:	1,000	
Investment securities	499	
Long-term guarantee deposits	320	
Deferred tax assets	78	
Others investments	138	
Allowance for doubtful accounts	(35)	
	1,350	0.7
	¥ 197,755	100.0

Liabilities and Shareholders' Equity	Million Yen	%
Current Liabilities:		
Trading liabilities:	¥ 83	
Trading securities and others	83	
Trading payables	102	
Payables related to margin transactions:	78,975	
Loans from securities finance companies for margin transactions	70,121	
Proceeds of securities sold for margin transactions	8,854	
Payables on collateralized securities transactions:	11,170	
Cash deposits as collateral for securities loaned	11,170	
Deposits received	19,854	
Cash deposits received from customers	42,717	
Short-term borrowings	15,300	
Income tax payable	53	
Accrued bonuses	81	
Other current liabilities	1,540	
	169,880	85.9
Non-current liabilities		
Accrued retirement benefits	102	
	102	0.1
Statutory Reserve:		
Reserve for securities transactions	809	
Reserve for commodities transactions	2	
	812	0.4
	170,796	86.4
Shareholders' Equity:		
Common stock	8,800	4.4
Capital surplus	15,154	7.7
Earned surplus	3,005	1.5
Treasury stock	(0)	(0.0)
	26,959	13.6
	¥ 197,755	100.0

Consolidated Statements of Operations

For the first half ended September 30, 2004

	Million Yen	%
Operating Revenues:		
Commission revenues	¥ 8,572	
Brokerage commissions	7,422	
Underwriting & selling commissions	71	
Subscription & distribution commissions	117	
Other commissions	959	
Net gain on trading assets	74	
Financial income	1,578	
Other service revenues	70	
	10,295	100.0
Financial expenses	542	
Net Operating Revenue	9,752	94.7
Selling, general and administrative expenses	5,698	55.3
Operating Income	4,054	39.4
Other Incomes:	18	0.2
Other Expenses:	363	3.5
Inauguration expenses	87	
Provision for directors' retirement benefits	72	
Provision for securities transactions	199	
Provision for commodities transactions	2	
Other expenses	1	
Income before income taxes and adjustments	3,708	36.0
Income taxes	4	0.0
Income taxes adjustments	(575)	(5.6)
Net Income	¥ 4,280	41.6

Per share amounts	Thousands of Yen
Net Income	¥ 1,827.92

Consolidated Statements of Retained Earnings

For the first half ended September 30, 2004

	Million Yen
Capital surplus	
Balance at March 31, 2004	¥ 10,011
Increase in capital surplus	
Stock option exercised	123
Due to share transfer	5,020
Balance at September 30, 2004	15,154
Earned surplus	
Balance at March 31, 2004	(¥ 1,215)
Increase in earned surplus:	
Net income	4,280
Decrease in earned surplus:	
Bonuses to directors	(60)
Balance at September 30, 2004	3,005

Consolidated Statements of Cash Flows

For the first half ended September 30, 2004

	Million Yen
Cash flows from operating activities:	
Income before income taxes and others	¥ 3,708
Depreciation	40
Amortization of goodwill	35
Stock issuance costs	1
Provision for doubtful accounts	177
Provision for employees' bonuses	(231)
Provision for retirement benefits	10
Interest income and dividends received	(1,587)
Interest expense	542
Increase in trading assets	(26)
Increase (decrease) in margin transaction assets and liabilities	(11,785)
Increase (decrease) in loans receivable secured by securities and in loans payable secured by securities	5,902
Increase in short term guarantee	(4,145)
Increase in deposits received from customers	4,806
Increase in received margins	10,086
Payment for directors' bonuses	(60)
Others	(1,145)
Sub total	6,329
Interest and dividend received	1,330
Interest paid	(575)
Income taxes paid	42
Net cash provided by operating activities	7,126
Cash flows from investing activities:	
Purchases of tangible fixed assets	(29)
Purchases of intangible fixed assets	(17)
Payment for long term guarantee	(138)
Proceeds from long term guarantee	95
Others	1
Net cash used in investing activities	(89)
Cash flows from financing activities:	
Increase in short-term borrowings	15,300
Proceeds from common stock issuance	245
Net cash provided by financing activities	15,545
Effect of exchange rate changes on cash and cash equivalents	-
Net increase (decrease) in cash and cash equivalents	22,581
Cash and cash equivalents at beginning of term	15,984
Cash and cash equivalents at end of term	¥ 38,566

MBH

Monex Beans Holdings, Inc.

Financial Results

3Q of Fiscal Year Ending March 31, 2005

January 21, 2005

This is an English translation of Japanese presentation material prepared for IR conference held on the above date; it includes the information on non-consolidated financial summary under Japanese GAAP for the third quarter of FYE March 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Table of Contents

➡ 1. Financial Results and Business Overview

2. Business Model and Future Development

Financial Summary: 3Q of FYE Mar. 31, 2004 vs. 3Q of FYE Mar. 31, 2005 (in 9 months)

(in million yen, %)

	3Q of FYE Mar. 2004 (Apr. 2003-Dec. 2003)	3Q of FYE Mar. 2005 (Apr. 2004-Dec. 2004)	Change
Operating Revenues	9,991	15,183	52.0%
Net Operating Revenues	9,530	14,349	50.6%
SG&A	6,256	8,419	34.6%
Operating Income	3,274	5,929	81.1%
Ordinary Income	3,282	5,858	78.4%
Net Income	2,978	5,295	77.8%

(in million yen, %)

	3Q of FYE Mar. 2004 (as of Dec. 31, 2003)	3Q of FYE Mar. 2005 (as of Dec. 31, 2004)	Change
Total Assets	121,187	184,837	52.5%
Net Assets	20,602	28,014	36.0%
Capital Adequacy Ratio	574.5%	503.7%	–
Cash and Deposits	14,751	27,665	87.5%

Please note that, unless otherwise stated, the figures in this material show the consolidated figures of MBH and its group companies (i.e. Monex and Nikko Beans) and those figures before 2Q of FYE Mar. 31, 2005 are the simple sums of those of Monex and Nikko Beans. All statements in this presentation material are based on this premise.

Financial Summary: 2Q of FYE Mar. 31, 2005 vs. 3Q of FYE Mar. 31, 2005 (in 3 months)

(in million yen, %)

	2Q of FYE Mar. 2005 (Jul. 2004-Sep. 2004)	3Q of FYE Mar. 2005 (Oct. 2004-Dec. 2004)	Change
Operating Revenues	4,530	4,887	7.9%
Net Operating Revenues	4,312	4,596	6.6%
SG&A	2,892	2,721	-5.9%
Operating Income	1,420	1,875	32.0%
Ordinary Income	1,338	1,874	40.1%
* Net Income	1,749	1,014	-42.0%

*The net income in 2Q of FYE Mar. 2005 increased due to the recognition of deferred tax assets. This deferred tax assets was attributable to the loss carried forward.

(in million yen, %)

	2Q of FYE Mar. 2005 (as of Sep. 30, 2004)	3Q of FYE Mar. 2005 (as of Dec. 31, 2004)	Change
Total Assets	197,755	184,837	-6.5%
Net Assets	26,959	28,014	3.9%
Capital Adequacy Ratio	531.2%	503.7%	–
Cash and Deposits	38,566	27,665	-28.3%

Financial Summary: Financial Highlights (Quarterly Basis)


Net Operating Revenues
(in million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,644
3,698
4,907
5,440
4,312
4,596
FYE Mar. 2004
FYE Mar. 2005
2Q
3Q
4Q
1Q
2Q
3Q


Selling, General and Administrative Expenses
(in million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,109
2,278
2,703
2,806
2,892
2,721
FYE Mar. 2004
FYE Mar. 2005
2Q
3Q
4Q
1Q
2Q
3Q


Ordinary Income
(in million yen)
3,000
2,500
2,000
1,500
1,000
500
0
1,539
1,424
2,201
2,645
1,338
1,874
FYE Mar. 2004
FYE Mar. 2005
2Q
3Q
4Q
1Q
2Q
3Q


ROE (annualized)
(%)
50%
40%
30%
20%
10%
0%
29%
26%
32%
40%
26%
14%
FYE Mar. 2004
FYE Mar. 2005
2Q
3Q
4Q
1Q
2Q
3Q

Financial Summary: Net Operating Revenues vs. Selling, General and Administrative Expenses



(in million yen)
3,644
2,109
3,698
2,278
4,907
2,703
5,440
2,806
4,312
2,892
4,596
2,721
FYE Mar. 31, 2004
2Q
3Q
4Q
FYE Mar. 31, 2005
1Q
2Q
3Q
Net Operating Revenues
Selling, General and Administrative Expenses

Breakdown of 3Q of FYE Mar. 31, 2005



115
56
193
614
(13%)
307
(7%)
1,229
(27%)
Net Operating Revenues
4,596 million yen
Brokerage (Cash)
Brokerage (Margin)
FX
Net Financial Income
Mutual Funds
IPO
Others



204
585
(21%)
1,932
(71%)
Selling, General and Administrative Expenses
2,721 million yen
Variable Cost
Fixed Cost
Temporary Cost

1. The ratio of brokerage commission revenues over net operating revenues
   - -1Q of FYE Mar. 2005: 79%
   - -2Q of FYE Mar. 2005: 73%
   - -3Q of FYE Mar. 2005: 72%
2. Revenues excluding brokerage commissions are 28% of total revenues and cover about 67% of fixed cost.
3. MBH break-even point is about 500 million TSE trading volume. This estimate is based on the following assumptions: Both the figures of "Trading volume share on TSE" and "Revenues excluding brokerage commissions" remain the same as those of 3Q of FYE Mar. 31, 2005.

Comparison with Others: Retail Trading Value & Equity Brokerage Commissions

◆Market Share of Trading Value
(MBH vs. Matsui, E*trade, Rakuten and Kabu.com)


Market Share of Trading Value
25%
20%
15%
10%
5%
E*trade
Matsui
Rakuten
MBH
Kabu.com
FYE Mar. 2003 4Q
FYE Mar. 2004 1Q
2Q
3Q
4Q
FYE Mar. 2005 1Q
2Q
Matsui
E*trade
Rakuten
Kabu.com
MBH

First Half of FYE Mar. 31, 2005


Others 40%
E*trade 20%
Market Share of Trading Value
Matsui 14%
Rakuten 12%
MBH 9%
Kabu.com 5%

◆Equity Brokerage Commissions
(MBH vs. Matsui, E*trade and Kabu.com)


(in million yen)
8,000
6,000
4,000
2,000
0
Equity Brokerage Commissions
Matsui
E*trade
MBH
Kabu.com
FYE Mar. 2003 4Q
FYE Mar. 2004 1Q
2Q
3Q
4Q
FYE Mar. 2005 1Q
2Q
3Q
Matsui
E*trade
MBH
Kabu.com

<Reference>
◆MBH vs. Nomura, Nikko Cordial and Daiwa (retail only)
First Half of FYE Mar. 31, 2005


MBH
Nomura
Nikko Cordial
Daiwa
8%
6%
6%
Market Share of Trading Value
Others
71%

Source: Company IR data

Note: Market share is that of trading value of TSE 1st section, 2nd section, Mothers and JASDAQ

Comparison with Others: Individual Investors Trend

Trading Value

The ratio of internet trading value has increased significantly since March 2003. More than 80% of individual investors choose internet trading at present.

Source: Japan Securities Dealers Association


90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
The ratio of Internet trading among all trading value by individual investors
19%
34%
43%
49%
52%
55%
71%
81%
84%
The ratio of Internet trading among all trading by all investors including institutional, foreign and individual investors.
3.6%
6.3%
7.3%
9.1%
10.5%
12.7%
17.6%
21.6%
25.3%
Sep. 2000
Mar. 2001
Sep. 2001
Mar. 2002
Sep. 2002
Mar. 2003
Sep. 2003
Mar. 2004
Sep. 2004

Major Online Brokers vs. Major Full-line Brokers

The trading value of major online brokers has surpassed those of major full-line brokers. But, more than 90% of individual assets are still held by major full-line brokers. This means further success of online brokers depends on increasing customers' assets in custody.

Trading Value
(Apr. 2003-Mar. 2004)


43%
Major full-line brokers
(retail only)

Customers' Assets in Custody
(as of Mar. 31, 2004)


9%
Major online brokers
Major full-line brokers
(retail only)
91%

Major Online Brokers: MBH, Matsui, E*trade, Rakuten and Kabu.com

Major Full-line Brokers: Nomura, Nikko Cordial and Daiwa

Source: Company IR data

Comparison with Others: Customers' Assets in Custody per Accounts

⇒MBH maintains preeminent position in "Number of accounts" and "Customers' assets in custody".
Number of accounts: 411,165 accounts, Customers' assets in custody: 1,401 billion yen (as of Dec. 31, 2004)



Customers' assets in custody (in billion yen)
1,600
1,400
1,200
1,000
800
600
400
200
0
0
100,000
200,000
300,000
400,000
500,000
Number of accounts
MBH
Jun. 2004
Mar. 2004
Dec. 2003
Sep. 2004
E*trade
Matsui
Rakuten
Kabu.com

*The number of accounts is the simple sum of those of Monex and Nikko Beans.

Source: Company IR data

MBH
Matsui
E*trade
Rakuten
Kabu.com

Business Overview

Brokerage Business: Three Strategies Focused on Active Traders

* Services mentioned below are now available only at Nikko Beans. After the merger, Monex Beans Securities will provide all services mentioned below.

Active Traders

Strategy No. 1: 50% Commission Return

- ●Volume discount for highly active traders
- ●Very competitive commission table among the industry for active traders

Strategy No. 2: Trading Tool with Direct Link to Execution

Feature 1: Real-time monitor of up to 1,000 stocks

Feature 2: Various order methods (ex. "Stop Loss Order" and "Band Limit Order", etc.)

Feature 3: Quick notice of execution and market changes



Strategy No. 3: Open-ended Margin Trading

These three strategies will capture competitors' active traders

Beginners and Intermediate Clients

Original Services at Monex
- ●Stock Lending Service
- ●Small Unit Trading
- ●Night Time Trading


Margin Trading Balance (as of Sep. 30, 2004)
(in billion yen)
337
213
107
104
833
Matsui
E*trade
MBH
Rakuten
Kabu.com


Margin Trading Balance and Number of Accounts
MBH Margin Trading Balance (in billion yen)
MBH Number of accounts
12,589
14,845
17,388
21,342
Mar. 31, 2004
Jun. 30, 2004
Sep. 30, 2005
Dec. 31, 2005

The launch of open-ended margin trading at Nikko Beans (Oct. 2004) has stimulated new account openings.

Business Overview

Underwriting Business: Leading Online Underwriter

Deals in 3Q of FYE Mar. 31, 2005 (Monex only)

Company Name	IPO /PO	U/S	Market	Date	IPO/PO Value (in million yen)	Market Share
H.S. Securities Co., Ltd.	IPO	S	OSE Hercules	Oct. 13	15,000	0.8%
WISEMAN CO.,LTD	IPO	U	JASDAQ	Oct. 18	2,400	5.0%
MACROMILL, INC.	PO	U	TSE Mothers	Oct. 21	3,612	1.0%
ART CORPORATION	IPO	U	TSE 2nd	Oct. 22	3,500	1.0%
Xinhua Finance Limited	IPO	U	TSE Mothers	Oct. 28	4,809	1.0%
FLIGHT SYSTEM CONSULTING Inc.	IPO	U	TSE Mothers	Nov. 1	653	7.0%
GDH K.K.	IPO	U	TSE Mothers	Nov. 9	1,200	1.0%
COSMOS Pharmaceutical Corporation	IPO	U	TSE Mothers	Nov. 11	3,600	1.0%
CHINTAI JUTAKU NEWS CO.,LTD	IPO	U	OSE Hercules	Nov. 15	7,920	2.0%
BANDAI VISUAL CO.,LTD.	PO	U	TSE 2nd	Nov. 18	1,187	3.0%
LTT Bio-Pharma Co., Ltd.	IPO	U	TSE Mothers	Nov. 25	1,870	1.0%
TAKARA BIO INC.	IPO	U	TSE Mothers	Dec. 7	8,000	0.5%
KURIYAMA CORPORATION	IPO	U	TSE 2nd	Dec. 9	891	1.0%
Paraca Inc.	IPO	U	TSE Mothers	Dec. 9	1,265	2.0%
Aeria Inc.	IPO	U	OSE Hercules	Dec. 15	550	3.0%
SHODENSYA Co.,Ltd.	IPO	U	TSE Mothers	Dec. 16	1,038	3.0%
GMB CORPORATION	IPO	U	OSE 2nd	Dec. 17	2,520	2.0%
re-plus inc.	IPO	U	TSE Mothers	Dec. 17	588	10.0%
WORLD LOGI,Co.Ltd,.	IPO	U	OSE Hercules	Dec. 17	2,567	7.0%
WELLNET CORPORATION	IPO	U	JASDAQ	Dec. 21	912	2.0%
SHOWA SHELL SEKIYU K.K.	PO	S	TSE 1st	Dec. 22	8,156	0.3%
MIHO JAPAN CO.,LTD.	IPO	U	OSE Hercules	Dec. 28	263	2.0%

(Total 22 companies)

* Contract date base

U: Underwriting
S: Selling

Number of Companies and Underwriting/Selling Commissions (Monex only)


Number of Companies
50
40
30
20
10
0
38
13
11
4
45
22
12
11
11
4
6
1
□4Q
□3Q
2Q
1Q
FYE Mar. 2004
FYE Mar. 2005
Underwriting/Selling Commissions
(in million yen)
300
250
200
150
100
50
0
260
60
37
19
125
54
41
30
□4Q
□3Q
2Q
1Q
FYE Mar. 2004
FYE Mar. 2005

Selling deals at Nikko Beans
(excluding the number of companies also dealt at Monex)

IPO Participation Ratio
(Monex and Nikko Beans, from Apr. 2004 to Dec. 2004)


Selling value at Nikko Beans in 3Q of FYE. Mar. 31, 2005 (excluding the number of companies also dealt at Monex)
-UNICHARM PETCARE CORPORATION
-LAWSON TICKET. Inc.
-TAIYO INDUSTRIAL CO.,LTD.
-CERTO Corporation
Monex
+
Nikko Beans
Number of companies: 51
Prticipation Ratio: 39%
131
Companies

* Contract date base

- -Involved in 56 deals (including underwriting and selling) from Apr. 2004 to Dec. 2004
  - *The number of deals in this 9 months exceeded that of FYE Mar. 2004.
- -The IPO participation ratio in this 9 months: Nearly 40%
- -Strengthen current deal management capabilities to obtain lead manager positions and more participation ratio
- -Expand business toward IBD fields through the strong relationship with Nikko Cordial Corporation and the business cooperation with Mizuho Securities

Business Overview

Mutual Funds Business: Largest Online Mutual Fund Distributor

■ Clear-cut fund categories

■ Wide range of funds to match various customer' needs

● Appropriate approach to "BRICs" markets →

Onshore Equity Funds
"Beans Value Pack"
"Nikkei 225 No-load Open"

Hybrid Funds
"Zaisan-Sanbunpo"
"DKA Asset Symphony"

Onshore Fixed Income Funds
"Inflation-indexed bond fund"

Offshore Equity Funds
"Vanguard Total Stock Market"
"HSBC India Open"
"HSBC China Open"

Bull Bear Funds
"Hyper Wave"
"Reverse Trend Open"

Offshore Fixed Income Funds
"Fidelity High-yield A"
"Vanguard Wellesley Income Fund"

The only distributor of Vanguard funds in Japan

Monthly fund purchase mechanisms

	Number of orders in Dec. 2004	Purchase value in Dec. 2004
Monex	14,224	284 million yen
Nikko Beans	1,647	50 million yen
Total	15,871	334 million yen

Continue to distribute strictly selected and monitored mutual funds

Customers' assets in custody and average number of trades



(excluding MRFs)
1,097
1,063
1,307
1,339
1,017
1,331
45.8
48.1
51.6
51.8
51.3
53.8
FYE Mar. 31, 2004
FYE Mar. 31, 2005
2Q
3Q
4Q
1Q
2Q
3Q
Customers' assets in custody (in billion yen)
Average number of orders per business day

Business Overview

FX Business: No. 1 FX Service Provider for Retail

Largest number of accounts and margin balance in retail (as of Dec. 31, 2004)

- **24 hours a day**
- **Tradable even in Japanese holidays**
- **Matching customers preferences**
- **Strong potential for further growth**



Market Share of Number of Accounts (as of Dec. 31, 2004)
MBH
Gaitame.com
11%
Matsui
Himawari
8%
Others
57%

Source: Yano Research Institute, etc.



FX Margin Balance and Number of Accounts
8,020
9,411
12,103
13,846
15,062
17,297
4,256
5,260
6,412
8,080
8,594
11,316
FYE Mar. 31, 2004
FYE Mar. 31, 2005
2Q
3Q
4Q
1Q
2Q
3Q
Margin balance (in million yen)
Number of accounts

Business Overview

Fixed Income Business: “Deposits” to “Investments”, “Yen” to “Multi Currencies”

Deposits → Investments

Yen → Multi Currencies

Provide wide range of products investing in different asset classes

➡ **Middle or Long-term investments products in “Yen” and/or “Multi Currencies” with relatively low volatility**

JGB for Individual Investors

“Monex” is one of the two online JGB distributors.

Banks

Post Office

Customers Migration

-Capture new customers
-Promote customers’ understanding on products

The ratio of JGB among total individual assets


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
03/1995
03/2000
03/2003
03/2004
09/2004

Source: BOJ

JGB has become a key factor for asset formation in this 5-10 years

This trend is expected to continue in the long run due to the sales of “JGB for individual investors”.

High-coupon & rated Non-Yen Bonds

Safeguard for the “Cheaper” Yen


¥
$

Line-ups

<Primary>
The World Bank Debt Securities: USD
The World Bank Debt Securities: AUD
The World Bank Debt Securities: NZD
<Secondary>
The World Bank Debt Securities: AUD
The World Bank Debt Securities: NZD

Business Overview

Product Line: All-Inclusive "Financial" Services through the Internet

Ideal "Financial Paradise" with luxurious package of selections available to Japanese investors


Being ahead of upcoming demands
Providing selected services, necessary in asset formation
Beginners
Long-term Investors
Investors with Diversified Portfolio
Active traders&investors
E-mail Dairy Magazine for 350,000 Readers (Monex&Nikko Beans)
Monex Blog (Monex)
FX (Monex&Nikko Beans)
Surfing Trading (Monex&Nikko Beans)
Small Unit Stock (Monex)
Foreign Currency Denominated Bonds / JGB for Individual Investors (Monex)
Volume Discount for Highly Active Traders (Nikko Beans)
Pioneer
Monex <<Saison>> Card
Open-ended Margin Trading (Nikko Beans)
Pioneer
Free Commission to Buy Tie-up Companies' Stocks (Nikko Beans)
Selected Mutual Funds (Monex&Nikko Beans)
Stop Loss Order, Band Limit Order (Nikko Beans)
Bonus Shares Bidding Auction (Nikko Beans)
Pioneer
Stock Lending (Monex)
Pioneer
Commodity Futures (Nikko Beans)
Referral Services for "Inheritance, Last will&Testament" and "Tax" Advice (Nikko Beans)
Chinese Stocks (Nikko Beans)
Covered Warrants (Nikko Beans)
Index Futures&Options (Monex)
Non-Life Insurance (Monex&Nikko Beans)
Life Insurance (Nikko Beans)
Pioneer
Monex or Nikko Beans as "Pioneer" for these Products and Services, well known among online brokers
Pioneer
Night Time Trading (Monex)

Business Overview

Investors Education: Toward the Expansion of Individual Investors Base

☆**Paradigm Shift → "The era of asset management with self-responsibility"**

Why has MBH placed the emphasis on "Education" ?

Premises: 1."Customers seek profits from investments"
2."Beginners' luck will not last forever"

MBH

⇒ appreciates "Customer's profit-first philosophy"

⇒ firmly believes "Customer's profits contribute to our continuous development"

		Open to public	Members only
Available at present	Online	・Monex mail ①More than "350,000" enrollments ②Attractive contents "Market information" and "Columns", etc. ③Distribution even on Saturdays	・Market ASA-ICHIBAN (Morning Recap) -Timely information on markets ・Trade confirmation mail, Notice mail ・FX information accessible from mobile phones
	Offline	【Publications】 ・Written by Oki Matsumoto (CEO) or other employees 【Seminars】 ・Co-hosted with TSE ・Sales of Videos and DVDs	【Seminars】 ①Various Topics "Technical analysis", "Margin Trading", "FX trading", etc. ②Participants Nearly 9,000 from Apr. 2004-Dec.2004 (69 Seminars)



Available within days

Alternative fund business pipeline ⇒

Creation of educational contents on alternative funds
①E-mail service focused on alternative investments
②Seminars with top fund managers

1. Financial Results and Business Overview

➡ **2. Business Model and Future Development**

Mission Statements

- **Take position as a total financial service provider, not just as an online brokerage firm**
- **Offer comprehensive products and service line-ups with "World-class Quality"**
- **Support passive investors to manage his/her financial assets efficiently**
- **Pursue less operating cost / establish a portfolio management-oriented business**
- **Be ready for the deregulation such as removal of barriers on financial sector by leveraging the holding company structure**
- **Empower investors education and enhance financial literacy**

Current and Future Business Models


Revenue Share
Current
88%
7%
2%
2%
1%
Future
55% Brokerage (incl. Financial Income)
20% FX&Fixed Income
7% Underwriting
2% Mutual Funds
1% Others
15% New Business
Revenue Expansion

Potentiality

Brokerage	-Expected further growth resulting from changes in national policies -Future cash inflow from banks, postal savings and other traditional securities firms -Remain as a major revenue source, but revenue share among entire revenues to be decreased to nearly 50%
FX& Fixed Income	-Matching for customers' profiles -Supply of Fixed Income products for depositors -Increasing needs for diversified investments in foreign countries
Underwriting	-Winning of lead manager positions -Huge potential spurred by individual investors' demand
Mutual Funds	-No.1 online mutual fund distributor -Continuous introduction of excellent and various funds from all the world
Others	-Innovative services utilizing stock lending, etc.
New Business	-Alternative investments business -Loan business -Investors education, etc.

Analysis on Revenues and Expenses per Customers' Assets

Assumptions of Analysis

1. Revenues: Securities Companies = Net Operating Revenue = (A), Banks = Ordinary Revenue – Financial Expenses = (A)
2. Expenses: Securities Companies = (A) - Ordinary Income, Banks = (A) – Ordinary Income
3. Customers assets: Securities companies = Customers' assets in custody (in retail), Banks = Total Assets
4. Calculation Methods: MBH = Actual amounts of 2Q or 3Q of FYE Mar. 2005 × 4, Others = Actual amounts of the first half of FYE Mar. 2005 × 2


Revenues per asset
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
Strategy of MBH
●Capture individual assets which will generate 1-1.5% revenue
●Maintain cost-cutting efforts through the merger
Matsui
Shinsei Bank
BOTM
MBH
Nomura Sec.
Mitsui Sumitomo Bank
UFJ Tsubasa Sec.
Mizuho Bank
Dec. 2004
Sep. 2004
Shinko Sec.
Mitsubishi Sec.
Daiwa Sec.
Nikko Cordial Sec.
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
1.80%
Expenses per asset

Source: Company IR data

Securities Intermediary Business

With Credit Saison

-Access 16 million <<Saison>> cardholders through "Over the Counter" and "Website"

-Energize new accounts opening

-Send MBH PR information to cardholders

Next Steps

-Expand distribution base and increase the number of products

Credit Saison (Shareholder and business partner of MBH)

- -more than 170 branches
- -16 million cardholders

UC Card (entering into business alliance with Credit Saison)

- -12 million cardholders

Total 28 million cardholders

Further Steps

-Seek next business partners, followed by Credit Saison

-Take advantage of financial environmental changes

-Build business platform as a full-line internet financial institution


MBH
Customers
≒ 410,000
Saison
Cardholders
≒ 16,000,000

Expand Customer Base


MONEX

Oki Matsumoto
CEO of MBH

Hiroshi Rinno
President and CEO
of Credit Saison

Unique Services: Active Introduction to Meet Individuals' Potential Demand

First and the only online broker to provide these services

Stock Lending

Automatic credit "**Dividends equivalent**" to client accounts

Book-keeping and Archives service for dividends equivalent and loan fees



Year 2005 tax law reform will contribute to the expansion of this business

Commodity Futures


GOLD
PLATINUM
CRUDE OIL
GASOLINE
KEROSENE

"Diversified investments in products relating to ordinary life"

- **Easy cash transfer to/from securities account**
- **Simple and decent commission structure**

ATM/Credit Card

-ATM card with credit card function-

- **Access to approximately 25,000 ATMs located at Domestic Post Offices**
- **Access to privileged services available for cardholders**

"Designated Life Account"


SAISON CARD
INTERNATIONAL

Night Time Trading


Exchanges
Monex
Customers
PTS
Marusan Sec.
Customers

- **The only PTS (Proprietary Trading System) for individual investors in Japan**
- **Keep operating ever since Jan. 2001**
- **Open to other securities: now available at Marusan Sec.**

Alternative Investments Fund Business:
Monex declares Y2005 as "the 1st year in alternative investment history in Japan"

■Monex Alternative Investments, Inc., Activity Update

Jan. 2005

●"Monex Fund of Funds I" launched in Dec. 2004●

Currently, Selecting and Investing in Private Equity Funds/Hedge Funds

"Alternative Investments" to Establish Monex Brand

●Alternative Investments Mail Magazine●

Distribution of Alternative Investments related info via e-mail (Jan. 2005-)

●Alternative Investments Seminar●

Planning a seminar of 1,000 participants, guest speakers of which are top-notch fund managers (Mar. 2005)

Mid. 2005

●Launch of "Fullerton-Monex Asian Fund of Hedge Funds"●

-To offer new and real fund of hedge funds solely dedicated to Asian strategies to Japanese Investors, enabling them to further diversify their portfolios and broaden investment opportunities (Expected to be launched in mid 2005)

Fullerton (Fullerton Fund Management Company Ltd. :"FFMC");
-A Singapore-based fund management house, established in December 2003
-Wholly-owned subsidiary of Temasek Holdings Private Ltd., which is wholly owned by the Singapore's Ministry of Finance
-Offering a range of asset management expertise; both traditional and absolute returns investment strategies

Effects of Business Merger: The Maximization of the Potentiality as an Online Broker

1. Products and Service Line-ups

MONEX

"Common Services"
Cash and Margin Trading
Mutual Funds
FX

"Monex Only"
Night Time Trading
Small Unit Trading
Stock Lending
ATMs
Futures and Options

+

Nikko Beans

"Common Services"
Cash and Margin Trading
Mutual Funds
FX

"Nikko Beans Only"
Commodity Futures, Stop Loss Order, Open-ended Margin Trading

Coming soon
-Night Time Trading (from May. 2005)
-Small Unit Trading (from Mar. 2005)
-Stock Lending (from Feb. 2005)
-ATMs (from May 2005)
-Futures and Options (from Feb. 2005)

⇒

Monex Beans Sec. (MBS)

Full-line services and products (including alternative investments products, etc.)

-Provide enhanced and various financial services
-Cater highly valuable services comparable to major offline brokers

"A Leading Online Broker"

2. System-related Running Costs Reduction

System-related Running Costs at Monex
3.2 billion yen per year ····(A)
(estimated based on the actual costs from Apr. 30 to Dec.31, 2004)

Planned retirement of Internet trading system of Monex

System-related Running Costs at Nikko Beans
2.5 billion yen per year ····(B)
(estimated based on the actual amounts from Apr. 30 to Dec.31, 2004)

System Development Costs
resulting from the introduction of Monex' only services to Nikko Beans

⇒

System-related Running Costs
-Before the merger
(A)+(B)=5.7 billion yen per year

-After the merger
(C)=3.4 billion yen per year

Estimated Running Costs Reduction
(A)+(B)−(C)= **2.3 billion yen** per year

Shareholders and Business Partners


Major shareholders
Others 27.24%
Credit Saison Co.,Ltd. 1.58%
Recruit Inc. 2.44%
Mizuho Securities Co., Ltd. 3.00%
Internet Initiative Japan Inc. 3.06%
Oki Matsumoto 12.79%
Nikko Cordial Corporation 29.83%
Sony Corporation 20.06%
MBH
Business Partners
Nikko Cordial Corporation
Sony Corporation
Credit Saison Co., Ltd.
Mizuho Securities Co., Ltd.
Asuka Asset Management, Ltd.
100%
MONEX
100%
Nikko Beans
51%
MAI
Monex Alternative Investments, Inc.
49%
-Loan business
-Investors education, etc.
-Create new business under MBH initiative
-Select suitable business structure
Business Merger
(scheduled on May 1, 2005)
Monex Beans Securities (MBS)
One of the largest online broker in Japan
-Has strong connection with world-class fund players
-Introduce alternative investment products to individual investors

MBH

Monex Beans Holdings, Inc.

MBH

Monex Beans Holdings, Inc.

Financial Results

First Half of Fiscal Year Ending March 31, 2005

October 21, 2004

This is an English translation of Japanese presentation material prepared for IR conference held on the above date; it includes the information on non-consolidated financial summary under Japanese GAAP for the first half of FYE March 2005. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

1. Financial Results and Business Overview

2. Business Model and Future Development

Financial Summary : First Half of FYE Mar. 31, 2004 vs. First Half of FYE Mar. 31, 2005

(in million yen, %)	First Half of FYE Mar. 2004 (Apr. 2003-Sep. 2003)	First Half of FYE Mar. 2005 (Apr. 2004-Sep. 2004)	Change
Operating Revenues	6,130	10,295	67.9%
Net Operating Revenues	5,832	9,752	67.2%
Selling, general and administrative expenses	3,977	5,698	43.3%
Operating Income	1,854	4,054	118.6%
Ordinary Income	1,858	3,983	114.4%
Net Income	1,642	4,280	160.7%

(in million yen, %)	First Half of FYE Mar. 2004 (as of Sep. 30, 2003)	First Half of FYE Mar. 2005 (as of Sep. 30, 2004)	Change
Total Assets	110,719	197,755	78.6%
Net Assets	19,164	26,959	40.7%
Capital Adequacy Ratio	585.3%	531.2%	-
Cash and Deposits	15,176	38,566	154.1%

Please note that, unless otherwise stated, the figures in this material show the consolidated figures of MBH and its group companies (i.e. Monex and Nikko Beans) and those figures before the first half of FYE Mar. 31, 2005 are the simple sums of those of Monex and Nikko Beans. All statements in this presentation material are based on this premise.

Financial Summary : Second Half of FYE Mar. 31, 2004 vs. First Half of FYE Mar. 31, 2005

(in million yen, %)	Second Half of FYE Mar. 2004 (Oct. 2003-Mar. 2004)	First Half of FYE Mar. 2005 (Apr. 2004-Sep. 2004)	Change
Operating Revenues	8,945	10,295	15.1%
Net Operating Revenues	8,605	9,752	13.3%
Selling, general and administrative expenses	4,982	5,698	14.4%
Operating Income	3,622	4,054	11.9%
Ordinary Income	3,626	3,983	9.8%
Net Income	3,151	4,280	35.8%

(in million yen, %)	FYE Mar. 2004 (as of Mar. 31, 2004)	First Half of FYE Mar. 2005 (as of Sep. 30, 2004)	Change
Total Assets	156,491	197,755	26.4%
Net Assets	22,492	26,959	19.9%
Capital Adequacy Ratio	521.8%	531.2%	-
Cash and Deposits	15,984	38,566	141.3%

Financial Summary : 1Q of FYE Mar. 31, 2005 vs. 2Q of FYE Mar. 31, 2005

(in million yen, %)	1Q of FYE Mar. 2005 (Apr. 2004-Jun. 2004)	2Q of FYE Mar. 2005 (Jul. 2004-Sep. 2004)	Change
Operating Revenues	5,764	4,530	-21.4%
Net Operating Revenues	5,440	4,312	-20.7%
Selling, general and administrative expenses	2,806	2,892	3.1%
Operating Income	2,633	1,420	-46.1%
Ordinary Income	2,645	1,338	-49.4%
Net Income	2,531	1,749	-30.9%

(in million yen, %)	1Q of FYE Mar. 2005 (as of Jun. 30, 2004)	2Q of FYE Mar. 2005 (as of Sep. 30, 2004)	Change
Total Assets	192,502	197,755	2.7%
Net Assets	25,209	26,959	6.9%
Capital Adequacy Ratio	511.3%	531.2%	-
Cash and Deposits	26,756	38,566	44.1%

Financial Summary : Financial Highlights (Quarterly Basis)

Net Operating Revenues


(in million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,187
3,644
3,698
4,907
5,440
4,312
FYE Mar. 2004
FYE Mar. 2005
1Q
2Q
3Q
4Q
1Q
2Q

Selling, General and Administrative Expenses


(in million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
1,867
2,109
2,278
2,703
2,806
2,892
FYE Mar. 2004
FYE Mar. 2005
1Q
2Q
3Q
4Q
1Q
2Q

Ordinary Income


(in million yen)
3,000
2,500
2,000
1,500
1,000
500
0
319
1,539
1,424
2,201
2,645
1,338
FYE Mar. 2004
FYE Mar. 2005
1Q
2Q
3Q
4Q
1Q
2Q

ROE (annualized)


(%)
50%
40%
30%
20%
10%
0%
6%
29%
26%
32%
40%
26%
FYE Mar. 2004
FYE Mar. 2005
1Q
2Q
3Q
4Q
1Q
2Q

Net Operating Revenues vs. Selling, General and Administrative Expenses


(in million yen)
2,187
1,867
3,644
2,109
3,698
2,278
4,907
2,703
5,440
2,806
4,312
2,892
FYE Mar. 31, 2004
1Q
2Q
3Q
4Q
FYE Mar. 31, 2005
1Q
2Q
Net Operating Revenues
Selling, General and Administrative Expenses

Breakdown of 2Q of Mar. 31, 2005


48
17
85
540
(13%)
336
(8%)
1,021
(24%)
Net Operating
Revenues
4,312 million yen
Brokerage (Cash)
Brokerage (Margin)
Forex Trades
Net Financial Income
Mutual Funds
IPO
Others


335
615
(21%)
1,942
(67%)
Selling, General and
Administrative Expenses
2,892 million yen
Variable Cost
Fixed Cost
Temporary Cost

1. The ratio of brokerage commission revenues over net operating revenues is 73%. This means MBH have built relatively stable revenue structure.

2. Revenues excluding brokerage commissions are 27% of total revenues and cover about 60% of fixed cost.

3. MBH break-even point is 500 million TSE trading volume. This estimate is based on the following assumption. "Trading value share on TSE" and "Revenues excluding brokerage commissions" remain the same figures as those of 2Q of FYE Mar. 31, 2005.

Comparison with Others : Number of Accounts vs. Customers' Assets in Custody

The following indicates "Customers' assets in custody per account" as of Dec. 31, 2003 , Mar. 31, 2004 and Jun. 30, 2004.


Source : Company Data on website
Customers' assets in custody (in 100 million yen)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
0
100,000
200,000
300,000
400,000
500,000
Number of customers account
Jun. 30, 2004
Mar. 31, 2004
Dec. 31, 2003
MBH
E*trade
Matsui
Rakuten
Kabu.com
MBH
Matsui
E*trade
Rakuten
Kabu.com

Ratio of change of Customers' assets in custody per account (Mar. 31, 2004 to Jun. 30, 2004)

MBH	+2.6%
Matsui	-7.4%
E*trade	+1.1%
Rakuten	-2.8%
Kabu.com	-1.7%

MBH has made a steady growth.

Comparison with Others : Retail Trading Value

◆**Market share of trading value; vs. Matsui, E*trade, Rakuten & Kabu.com**


Market Share of Trading Value
21%
18%
15%
12%
9%
6%
3%
E*trade
Matsui
Rakuten
MBH
Kabu.com
FYE Mar.31, 2003
FYE Mar.31, 2004
FYE Mar.31, 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
Matsui
E*trade
Rakuten
Kabu.com
MBH

1Q of FYE Mar. 31, 2005


Trading Value Share
Others
39%
Trading Value
Matsui
15%
Kabu.c
Rakuten
11%
MBH
9%

Top 5 online brokers won 61% market share of trading value.

◆**Market share of trading value; vs. Nomura, Nikko Cordial & Daiwa**


Market Share of Trading Value
25%
20%
15%
10%
5%
Nomura
Nikko Cordial
MBH
Daiwa
FYE Mar.31, 2003
FYE Mar.31, 2004
FYE Mar.31, 2005
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
Nomura
Nikko Cordial
Daiwa
MBH

1Q of FYE Mar. 31, 2005


Nomura
10%
MBH
9%
Nikko Cordial
5%
Trading Value
Daiwa
5%
Others
71%

Source : Company Data on website

Margin Trading

Nikko Beans "Net Margin Trading"

★Various Services★

- Two-type margin trading:"Classic type" and "Open-ended" Margin Trading
- User Friendly Trading Rules (Lowest Margin Deposits Rate)
- Reasonable Trading Fees
- Various Order Methods

(" Stop Loss Order(*)", "Band Limit Order" and "Surfing Trading" etc.)

- Bidding Auctions for bonus shares available
- Multi Access Channel (Mobile Phone and PDA, etc)

(*) This is an unique service provided by limited online brokers including Nikko Beans

Provide well-designed services for all customers by combining sophisticated trading services of Nikko Beans and educational resources of Monex

Monex Margin Trading

⇒Unique and broad range of educational contents



7,377
9,306
9,232
11,528
14,517
11,796
376
579
676
FYE Mar. 31, 2004
FYE Mar. 31, 2005
1Q
2Q
3Q
4Q
1Q
2Q
Margin Trading Balance
(in 100 million yen)
Average number of Trade

Underwriting Business

Underwriting Deals in 2Q of FYE Mar. 31, 2005 (Monex only)

Company Name	Market	IPO date	Total IPO amount (in million yen)	Share (%)	Monex IPO (in million yen)
TAZMO CO.,LTD	JASDAQ	Jul. 15	3,330	1.0	33.3
Sosei Co. Ltd.	TSE Mothers	Jul. 29	12,320	1.0	123.2
ADM INC.	JASDAQ	Sep. 1	1,957	1.0	19.6
Media Exchange(MEX)	TSE Mothers	Sep. 1	1,350	1.0	13.5
So-net M3, Inc.	TSE Mothers	Sep. 16	5,661	2.0	113.2
WebCrew Inc.	TSE Mothers	Sep. 21	2,304	4.0	92.2
CAREER DESIGN CENTER CO.,LTD.	OSE Hercules	Oct. 1	1,924	6.0	115.4
Electric Power Development Co., Ltd.	TSE 1st section	Oct. 6	281,086	0.1	140.5
IBJ Leasing Company, Limited	TSE 2nd section	Oct. 7	7,800	2.0	156.0
GF Ltd.	TSE Mothers	Oct. 8	288	2.0	5.8
Chip One Stop, Inc.	TSE Mothers	Oct. 13	1,500	2.0	30.0
WonderCorporation	JASDAQ	Oct. 13	2,040	2.0	40.8

* TSE : Tokyo Stock Exchange, OSE : Osaka Securities Exchange * Contract date base

Number of Companies and Underwriting Commissions (Monex only)


Number of Companies
4Q
3Q
2Q
1Q
12
9
4
12
9
FYE Mar. 31, 2004
FYE Mar. 31, 2005
Underwriting commissions
(in million yen)
4Q
3Q
2Q
1Q
37
19
41
30
FYE Mar.31, 2004
FYE Mar. 31, 2005

Underwriting and Distribution Amounts and Participation Ratio (Monex and Nikko Beans)


+
Nikko Beans
Number of Companies : 28
Participation Ratio : 38%
73 companies

* Contract date base

- U/W commissions in this 2Q is 41 M yen, 11% increase compared to that of 2Q of FYE Mar. 31, 2004.
  Total U/W commissions in this first half is 71 M yen, 27% increase compared to that of the first half of FYE Mar. 31, 2004.
- Continuingly focus on this business to expand new source of revenue
- Strenghen current deal management capabilities to obtain lead manager positions and more participation ratio
- Expand deal sources through the strong relationship with Nikko Cordial Corporation and the business cooperation with Mizuho Securities

Mutual Funds (Largest online mutual fund distributor)

Sales amounts at Monex (from Sep. 27 to Oct. 1)
1 "Nikkei 225 No-load Open"
2 "HSBC China Open"
3 "Vanguard Total Stock Market Index Fund"
4 "Bull Bear Select Double Bull Fund"
5 "The Fund@Monex"
(Sales amounts of MRF, MMF, USD MMF etc. are not included.)

The only distributor of Vanguard funds in Japan

Monthly purchase mechanizm

Monex and Nikko beans offer this mechanism to each customer.

Sales amounts at Nikko Beans (Sep. 2004)
1 "Beans Value Pack"
2 "Mitsui Sumitomo New China Fund"
3 "Hyper Wave"
4 "Nikko PIMCO KAIGAITANKISAIKEN Fund"
5 "HSBC China Open"
(Sales amounts of MRF, MMF, USD MMF etc. are not included.)

Increased investment needs resulting from scheduled pension system reform and planned revision of tax laws on retirement benefits
⇨ MBH has built robust customer base as online brokers and continue to strengthen fund business as a key factor for the future of MBH

Onshore equity funds, Offshore equity funds, Hybrid funds

Onshore bond funds, Offshore bond funds, Bull Bear funds

Strictly selected and monitored mutual funds


MRF not included
814
1,097
1,063
1,307
1,339
1,017
FYE Mar. 31, 2004
FYE Mar. 31, 2005
1Q
2Q
3Q
4Q
1Q
2Q
Customers' assets in custody (in 100 million yen)
Average number of orders

Forex Trades

Largest number of retail margin accounts
(15,062 accounts as of Sep. 30, 2004)

-Matching customers' preferences
-Largest margin outstanding among financial institutions for individual Forex trades.

Flexible trading time zone
-24 hours a day

No impact of planned regulation on Forex trades

7 Currencies and 8 Pairs Trading

USD vs. JPY, EUR vs. JPY, EUR vs. USD,
AUD vs. JPY, GBP vs. JPY, CHF vs. JPY,
CAD vs. JPY, NZD vs. JPY




5,538
8,020
9,411
12,103
13,846
15,062
3,388
5,627
5,336
FYE Mar. 31, 2004
FYE Mar. 31, 2005
1Q
2Q
3Q
4Q
1Q
2Q
Average trading amount (in million yen)
Number of accounts

Core Products Lines

The merger of Monex and Nikko Beans contributes to improve the line-up of products and services, and brings all kinds of products and services to every customer (from beginners to highly active customers).

Monex

Broad range of products and Services

Monex <<Saison>> Card

-Function both as a cash card and a credit card. Card holders can settle through their Monex securities accounts

Mini Kabu Service (Small Unit Stock Trading)

-Enable customers to trade stocks in one-tenth of ordinary trading unit

Monex Nighter (Night Time Trading)

-Monex original service among online brokers (started in Jan. 2001). Customers can enjoy trading from 17:30 to 23:59.

-Special Discount from Sep. 2004 to Apr. 2005. Only 500 yen is charged on each trade.

Stock Lending Service

-The third revenue source followed by capital gain and dividend

Monthly mutual funds purchase scheme

Nikko Beans

Investment methods and products for highly active traders

Stop Loss Order, Band Limit Order

-Effective order mechanism to protect customers from unexpected market changes

Surfing Trading

-Special service for day traders

-Monex also launched on Aug. 30, 2004

Open-ended Margin Trading

-Realize no time constrained in-house margin trading

Special Discount for Heavy Traders

-Return the half of commissions to customers if the commissions per month are over 300,000 yen

CX (Commodities Futures)

-New risk profile other than financial assets

Forex Trades (Monex FX and Beans FX)

Investment Methods Education

Mission of MBH –to prevail investment education among people in financial turning point. This will lead to the development of MBH, particularly of new business.

Indirect Finance

•Increased anxiety resulting from the amendment of public and corporate pension scheme
•Planned revision of tax law on retirement benefits
•Termination of governmental guarantee of bank deposits

Direct Finance (Individual investors start to buy capital markets products)


Step up
Step up
Entry
Elementary
Intermediate
Advanced

Enhancement of Financial Literacy ⇒ Customer Satisfaction

Enlighten public financial literacy by offering both on-line and off-line educational tools

Wide variety of off-line seminars

- Over 4,000 participants in this three months
- Various seminars meeting customers financial knowledge (24 seminars)
- Sales of Videos and DVDs (mainly for suburban residents)

E-mail services (free of charge)

- "Monex mail" (260,000 enrollments, daily distributed)
  -integrated with "Ma-mail" email service provided by Nikko Beans
  ⇒Total Enrollments = 320,000
- "Market ASAICHIBAN" -Monex mail morning edition-
- Trade confirmation service
- Alert-mail service

Web contents

Plentiful educational contents (about 230 pages)

Books and Magazines



株は
これから
2年

株

1. Financial Results and Business Overview

➡ **2. Business Model and Future Development**

Mission Statement

- **"MONEY" to "MONEX"**
- **Take position as total financial service provider, not just as online brokerage firm**
- **Be ready for environmental changes such as the revision of Article 65 of Securities and Exchange Law (Japanese "Glass-Steagall Act") and reorganization of financial industries**
- **Offer newly developed investment instruments and methods**
- **Challenge more cost-effective business structure**
- **Maintain the highest standard for compliance issues**
- **Build the most credible corporate brand for all individuals**

Comparison with Competitors

Total revenues & SGA per asset -retail business only- (as of Mar. 31, 2004)


Revenues per asset
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
Total SGA per asset
-MBH will take the direction of (B), not (C)
-MBH will effectively and efficiently capture individual assets which will create 1-1.5% revenue.
-MBH can reach up to (A) through the merger of Monex and Nikko Beans.
MBH
(B)
(A)
Nikko
Nomura
Daiwa
Mitsubishi Sec.
UFJ Tsubasa
Shinko
Matsui
Shinsei Bank
Mizuho
MTFG
Sumitomo Mitsui

Source : Company Data on website

Differentiate Business Models against Competitors (Our Interpretation)

Rakuten = eCommerce

Portal site   Stock brokerage

Travel tickets   Entertainment tickets

Shopping mall

Matsui = Stock
vs. SBI&MBH = All Round Financial Services

Money (broad financial services)

SBI&MBH

SBF has multi-client bases

E*trade   Fides Securities

World Nichiei Frontier Securities

Art Auction Company   etc.

MBH offers a wide variety of services to the client base of Monex Beans Securities (MBS)

MBS Clients

Stock

Bond

Alternative Investments

Cash Management Account Service

Loan

Education

Mutual Fund

Business Partners

Business partners –who take advantage of financial environmental changes such as the abolishment of Article 65 of Securities and Exchange Law.

Business Cooperation with Credit Saison

Securities intermediary business with Credit Saison

-Through transactions, Monex will access 16 million <<Saison>> card holders (and in the future is expecting to access additional 12 million <<UC>> card holders).

Monex <<Saison>> Card

-Valid at about 25,500 post office ATMs and about 700 Credit Saison ATMs

⇒ **"Cash Management Account"**

Approach to broad range of customer bases

Business Cooperation with Mizuho Securities

IPO stocks' participation to Mizuho Sec.
Support for Monex's account opening operations

Nikko Cordial Corporation

See Page 22.

Sony

Largest shareholder of MBH

Contribution to the brand building of Monex

Progress on Business Integration

	Apr. 2004-Sep. 2004	Oct. 2004-Apr. 2005	May 2005
Infrastructure	Jul. 2004 Nikko Beans(B) moved to the same floor with Monex(M) Aug. 2004 MBH founded and started its business Sep. 2004 M's Call Center relocated its office next to B's Sep. 2004 MBH announced its roadmap to merger		Starting up of Monex Beans Securities Setting up of integrated Call Center
Products	Jul. 2004 M launched Nikkei 225 futures and options	Oct. 2004 B started open-ended margin trading Oct. 2004 M started offering Inflation-indexed bond funds Nov. 2004 M and B integrate its commission tables	• Provide products and services matching each segment of 500,000 customers
Services	Aug. 8 2004 M started providing "Surfing Trading Service" Jul. 2004 B added commission scheme charged on each trade Jun.-Aug. 2004 M and B conducted joint summer sales promotion Sep. 2004 M and B held joint thanks seminar for all customers	Nov. 2004 M and B start "QTP" information service Oct. 2004 M and B integrated each email news letter Oct. 2004 M and B started joint margin trading promotion	• Offer a wide variety of products and services to all customers from beginners to advanced users (Further details is explained on next page)
System Integration	Building of environment development	Building of system infrastructure Jan. 2005: System test / Rehersal	Launch New Integrated System + Release New Website

Risk Control through integrated risk management program

- Leverage external consulting on data mitigation process

- Establish independent internal audit function on system integration

<5 risk factors ought to be managed>

System Capacity	**System Failure**	**External Connection**	**Administrative Operation**	**Data Conversion & Migration**

Monex Beans Securities (MBS) in FYE Mar. 31, 2006

MBS

Customer Base	Core Products and Services -Line-up based on "Customer First Philosophy"-		Integrated New System
① 500,000 customer accounts ② 1,500 billion yen customers' assets in custody · From elementary-level investors to advanced investors ⇩ Target for baby boomers · with forward-looking mentality · Target for age 20's to 30's and females	For advanced customers	. Stop loss order, Band limit order and "Surfing Trading" . Open-ended margin trading	① Realize abundance and stability of system infrastructures ② Offer high degree of flexibility and extendibility, system modification is easy and and efficient ③ System development and maintenance cost ought to be curtailed significantly. For your reference: Temporary Integration Cost = 1.5-2.0 billion yen Estimated Cost Cut = 2 billion yen per year, which is approximately 20% of total ordinary cost *The above estimations are based on those of 4Q of FYE Mar. 31, 2004 and temporary integration cost only includes system related cost, excluding other business integration cost.
	For intermediate and [illegible] level customers	· IPOs · Mini stock service · Night time trading · Bonds (JGB for individual investors) · Mutual funds	
	Universal Services	· Monex <<Saison>> Card · Off-line Seminars · Sales of DVDs, etc	
	Other investment transaction	· Margin Forex · Commodity Futures	

Effect of merger

☆Synergy of Venture Spirit and Business Expertise
☆Integration of different customers and services
☆Various cooperation from Nikko Cordial Corporation
☆Cost reduction

Monex

Customer Base	Main Products and Services
-Intermediate and entry level customers	-Mutual Funds -JGB for individual investors -Night time trading -IPOs

Nikko Beans

Customer Base	Main Products and Services
-Advanced and intermediate customers	-Stop loss order and band order -Open-ended margin trading -Commodities Futures

·Products and Know-hows
·Human Resources

Nikko Cordial Corporation

Current and Future Business Models



Current
Ratio of Revenues Components
Future
100%
80%
60%
40%
20%
0%
26%
2%
1%
10%
6%
17%
7%
2%
10%
7%
① Brokerage (Cash)
② Brokerage (Margin)
③ IPOs
④ Mutual Funds
⑤ Bonds
⑥ Financial Income
⑦ Forex Trades
⑧ Others
⑨ New Business

Business Potential

①	Increase in number of accounts Expansion of customer base through providing lifetime investment education Continuous launch of new services
②	Light focus on this business (target for about 50% of cash brokerage business revenue)
③	Cooperation with business partners Mandate of lean manager positions
④	Continuous introduction of excellent funds Shift to fund management fee business, rather than sales commission business
⑤	More fixed income products supply
⑥	Matched Box by Margin trading and Stock lending business
⑦	Best fits to customer needs
⑧	Trading, Commodity Futures and others (advertising)
⑨	Alternative investments business, Loan business and Investment education business.

Launch of Alternative Investments Funds Business

"Monex Alternative Investments, Inc. (MAI) ", Joint Venture with Asuka Asset Management, Ltd.

Business Mission	Distinctive Core Competence	Products Line-up	Implementation Process
Introduce funds to individual investors, used to be available only to institutional investors + Carefully selected investment products for individual investors	Strong connection with global fund players + Human resources with sophisticated financial knowledge and wisdom	<u>Fund of Funds</u> <u>Hedge Funds</u> <u>Venture Capital Funds</u> <u>Private Equity Funds</u> <u>Distressed Funds</u> <u>Real Estate Funds</u> <u>Managed Future</u> Fund of funds investing in diversified and nontraditional investments instruments	Establishment of fund planning and management company (MAI) Origination of Pilot Funds Origination of large scale funds

"Monex Alternative Investments, Inc. " and "Pilot Funds" are scheduled to start in 3Q of FYE Mar. 31, 2005. The large scale fund is scheduled to launch in FYE Mar. 31, 2006.

MBH

Monex Beans Holdings, Inc.

(English Translation)

Note: This material is an English translation of a Japanese announcement made on July 12, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

July 12, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Start of ATM tie-up Service with IY Bank

This announcement is made to inform that Monex Beans, Inc.*("Monex Beans") will start an ATM tie-up service with IYBank Co,Ltd.("IY Bank") as of July 12th, 2005.

*100% subsidiary of Monex Beans Holdings, Inc.

With the tie-up, Monex ≪Saison≫ Cardholders will be able to make cash transactions such as Cash Withdrawals, Cash Deposits, and Balance References with the "Monex ≪Saison≫ Card" over 10,424 IY Bank ATMs located at 7-eleven stores and Ito-Yokado stores across 25 prefectures throughout Japan.

1. Start of Service : 8:00a.m. Tuesday July 19, 2005
2. Contents of Service :

Service	Available Time*	Commission
Cash Withdrawals	Weekdays 8:00～18:30	FREE
Cash Deposits		
Balance References		

* Service is not available on Saturdays, Sundays and Holidays
Available time differs in some Ito-Yokado stores
(Maximum withdrawal limit per day is 1million yen)

-End-

【Contact】
Monex Beans Holdings,Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)
<For Reference>

《IY Bank ATM Installation Status》

(As of July 12, 2005)

ATM Installation Status : 25 Prefectures

Area	Start of Installation	Total
Hokkaido	May 17,2004	821 ATMs
Yamagata	April 19,2004	115 ATMs
Fukushima	October 20,2003	355 ATMs
Ibaraki	July 23,2003	466 ATMs
Tochigi	May 20,2002	333 ATMs
Gunma	July 28,2004	321 ATMs
Saitama	June 18,2001	813 ATMs
Chiba	February 18,2002	758 ATMs
Tokyo	May 15,2001	1,449 ATMs
Kanagawa	January 21,2002	865 ATMs
Niigata	March 1,2004	305 ATMs
Nagano	February 18,2003	327 ATMs
Shizuoka	June 1,2001	449 ATMs
Aichi	December 4,2002	317 ATMs
Shiga	February 24,2003	137 ATMs
Kyoto	December 16,2002	143 ATMs
Osaka	July 23,2001	458 ATMs
Hyogo	July 27,2001	330 ATMs
Okayama	December 6,2004	166 ATMs
Hiroshima	September 22,2003	361 ATMs
Yamaguchi	July 9,2004	193 ATMs
Fukuoka	March 24,2003	634 ATMs
Nagasaki	October 26,2004	47 ATMs
Kumamoto	March 22,2004	151 ATMs
Miyazaki	April 4,2005	110 ATMs
Total		**10,424 ATMs**

(English Translation)

Note: This material is an English translation of a Japanese announcement made on June 23, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

June 23, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Account Opening Introduction Service Alliance with Japan Net Bank

This announcement is to inform that Monex Beans, Inc.* ("Monex Beans"; Oki Matsumoto, President & CEO) and The Japan Net Bank, Limited ("Japan Net Bank"; Shuichi Fujimori, President) have decided to start an Account Introduction Service Alliance as of June 24, 2005.

*100% subsidiary of Monex Beans Holdings, Inc. (Oki Matsumoto, President & CEO)

1. Purpose of Alliance

With this alliance, users of Japan Net Bank will be able to open accounts at Monex Beans smoothly and easily. The registration of Japan Net Banks' Securities Intermediary is not required for this service. Users of Japan Net Bank will continuously be able to use existing deposit services of Monex Beans, and deposit money from their Japan Net Bank account to Monex Beans account instantly and free of charge.

2. Contents of Service

Users of Japan Net Bank will have access to Monex Beans Account Opening page via Japan Net Banks' introduction page by clicking the Securities Account Opening button on Japan Net Banks' top page. Monex Beans will pay a introduction fee to Japan Net Bank for every account acquired through this service.


Japan Net Bank
Top Page
Click !
Securities A/C
Bank A/C Open
Login
Japan Net Bank
Securities A/C Open
The following Securities Accounts are available to open.
A Securities
B Securities
C Securities
Monex Beans
D Securities
E Securities
Click !
Monex Beans
A/C Open Application Page
Monex Beans
Name
Address
Date of Birth
Investment Experience

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on May 20, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

May 20, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of On-line Securities Intermediary Business Alliance with Mizuho Bank, Ltd.

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH"; Oki Matsumoto, President & CEO) has entered into a basic agreement with Mizuho Bank, Ltd. ("Mizuho Bank"; Seiji Sugiyama, President & CEO) in respect of an online securities intermediary business alliance between Mizuho Bank and Monex Beans, Inc. ("Monex Beans"; Oki Matsumoto, President & CEO), a 100% subsidiary of MBH.

1. Purpose of Agreement

   Monex Beans has been providing "Full-line services and products" to a wide range of customers from beginners to advanced traders as one of the top online brokerage firms in Japan. This securities intermediary business alliance with Mizuho Bank, which holds 26 millions customers and is the largest customer base among Japanese financial institutions, is expected to strengthen the customer base of Monex Beans while to expand Mizuho retail financial service menu with full-range trading platform at Monex Beans. Mizuho Bank and Monex Beans will endeavor to enhance "Convenient, Speedy and Familiar Services" to meet the diversifying investment needs of customers by the integration of "Mizuho Direct" (Mizuho Bank's Internet banking service) and the Internet trading system of Monex Beans.

2. Contents of Business Alliance

   ① One day Account Opening

   Opening Monex Beans account available through "Mizuho Direct" website within a day at minimum.

   ② Automated Login

   Automated Login is available from "Mizuho Direct" website to Monex Beans Member's Site.

(English Translation)

③ Access to Full-line Services and Products of Monex Beans

Customers will have 24 hour access to all services and products including Monex Beans initiated services, such as "Monex Beans Night Time Trading", "Shareholders' Benefit Services" and "Stock Lending Service".

④ Special Benefits by applying for "Mizuho Mileage Club" upon Account Opening

Customers can enjoy various Financial and Non-Financial Services offered by "Mizuho Mileage Club" by applying for the club and opening a Monex Beans Account simultaneously.

⑤ Point Exchange Program

Exchange of Monex Beans points and "Mizuho Mileage Club" mileage points will be available for customers.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on May 10, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

May 10, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Attaining Sole Lead Manager Position in an Initial Public Offering

This announcement is to inform that Monex Beans, Inc. ("Monex Beans"), the wholly owned subsidiary of Monex Beans Holdings, Inc., has attained the position as Lead Manager in an Initial Public Offering ("IPO"). This is the first Sole-Lead Manager deal in Japan to be delivered by an Online Brokerage Firm.

The name of the company which granted the IPO sole-underwriter status to Monex Beans is Dreamvisor.com Incorporated* ("Dreamvisor.com"). Dreamvisor.com distributes financial news and information to individual investors. On May 10, 2005, the Tokyo Stock Exchange, Inc. has approved the listing of stocks of Dreamvisor.com on the Mothers Market. The date of listing is scheduled to be June 7, 2005.

Monex Beans was approved as securities underwriter in accordance with requirements of the Securities Exchange Law in April 2000 (as Monex, Inc.) and has been pursuing the Underwriting business, especially for Lead Manager Status. We will continue to focus on the IPO underwriting business, and endeavor to contribute as a strong liaison between individual investors and entities.

*Head Office: Minato-ku, Tokyo, Representative Director: Ushio Kawasaki

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on April 25, 2005. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

April 25, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Management Changes

This announcement is to inform that Monex Beans Holdings, Inc., has decided the following management changes.

1. Board Member Changes (Planned)

(1) Board Member Candidates*1

Title To Be Appointed	Name	Present Position
Representative Director President & CEO	Oki Matsumoto	Representative Director President & CEO
Representative Director Deputy President	Kyoko Kudo	Representative Director Deputy President
Representative Director Managing Director	Tomoshige Nakamura*2	Representative Director, President Nikko Beans, Inc.
Director	Naoki Terada	Director
Director	Tadasu Kawai*2	Standing Statutory Auditor
Director (External)	Hajime Yamamoto	Director & Chief Financial Officer Nikko Cordial Corporation
Director (External)	Yoshinori Hashitani	Senior Vice President, Brand Strategy Office, Global Hub, Sony Corporation

*1 To be proposed at the General Shareholder's Meeting scheduled on June 25, 2005.
*2 Tomoshige Nakamura and Tadasu Kawai are to be newly appointed, others are to be reappointed.

(2) Statutory Auditor Candidates*1

Title To Be Appointed	Name	Present Position
Standing Statutory Auditor (External)	Hisashi Tanaami*2	(Former Managing Director of Matsui Securities Co., Ltd.)
Statutory Auditor	Takehiko Moriyama	Statutory Auditor
Statutory Auditor	Masakazu Sasaki*2	Certified Public Accountant Sasaki Certified Public Accountant Firm
Statutory Auditor (External)	Testuo Ozawa	Attorney at Law, Partner Tokyo Fuji Law Firm

*1 To be proposed at the General Shareholder's Meeting scheduled on June 25, 2005 after approval at the Board of Auditors Meeting is obtained.
*2 Hisashi Tanaami and Masakazu Sasaki are to be newly appointed, others are to be reappointed.

(3) Resignation of Board Member (Planned as of June 25, 2005)

Masakazu Sasaki

(4) Resignation of Statutory Auditors (Planned as of June 25, 2005)

Tadasu Kawai
Tetsuo Matsugaki

2. Resignation of Board Member (As of April 25, 2005)

Noriyuki Ogasawara

- End -

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on April 25, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

April 25, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Key Personnel

This announcement is to inform you that the following key personnel of Monex Beans, Inc.*, a wholly owned subsidiary of Monex Beans Holdings, Inc., has been decided.

*Monex, Inc. and Nikko Beans, Inc. will merge on May 1, 2005 and become Monex Beans, Inc.

1. Board Member of Monex Beans, Inc.

Position (May 1, 2005 -)	Current Position	Name
Representative Director President & CEO	Representative Director President & CEO Monex, Inc.	Oki Matsumoto
Director	Director, COO Monex, Inc.	Kyoko Kudo
Director	Director, President CEO Nikko Beans, Inc.	Tomoshige Nakamura
Director	Director Nikko Beans, Inc.	Naoki Terada
Standing Statutory Auditor	Standing Statutory Auditor Nikko Beans, Inc.	Takehiko Moriyama
Statutory Auditor	Statutory Auditor Monex, Inc. Statutory Auditor Nikko Beans, Inc.	Tadasu Kawai
Statutory Auditor	Standing Statutory Auditor Monex, Inc.	Hiroshi Nagashima

2. General Managers of Monex Beans, Inc.

Position (May 1, 2005 -)	Current Position	Name
General Manager Internal Audit Office	Internal Audit Office Monex, Inc.	Akitoshi Matsuda
General Manager Compliance Department	General Manager Compliance Department Nikko Beans, Inc.	Kiyoshi Tamura
General Manager Strategic Planning Department	Head of CEO Office Monex, Inc.	Tsutomu Nakajima
General Manager Marketing Department	General Manager Marketing Department Monex, Inc.	Toshiyuki Nakamura
General Manager Web Management Department	General Manager Marketing Department Nikko Beans, Inc.	Yukinori Ohira
Head of Investment Banking Division General Manager Capital Markets Department	Head of Investment Banking Division General Manager Capital Markets Department Monex, Inc.	Takashi Kuwauchi
General Manager Investment Banking Service Department Investment Banking Division	General Manager Investment Banking Service Department Investment Banking Division Monex, Inc.	Shinichiro Sato
General Manager Corporate Services Department	General Manager Corporate Services Department Monex, Inc.	Kazuhiro Miyake
General Manager Product Management Department	General Manager Customer Service Department Monex, Inc.	Koji Baba
General Manager Customer Service Department	General Manager Customer Service Department Nikko Beans, Inc.	Masahiko Yonei
General Manager Operations Department	General Manager Operations Department Monex, Inc.	Tsunehiko Suga
General Manager Systems Department	General Manager Systems Department Nikko Beans, Inc.	Kiminori Kaneko

- End -

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on April 15, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

April 15, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

<u>Announcement of ATM tie-up with IY Bank</u>

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH") has decided on an ATM tie-up between Monex Beans, Inc.*("Monex Beans") and IYBank Co,Ltd.("IY Bank"). This service is scheduled to start in July 2005.

With the tie-up, Monex ≪Saison≫ Cardholders will be able to make cash transactions such as deposits, cash withdrawals and balance references with the "Monex ≪Saison≫ Card" over IY Bank ATMs located at 7-eleven stores and Ito-Yokado stores,etc. Presently, IY Bank has a network of 10,098 ATMs over 25 prefectures across Japan, and frequent and easier use of ATMs will be available for cardholders. We believe that this service will enhance the convenience of our customer's accounts.

Further information on commission and services will be announced upon decision.

*Monex, Inc. and Nikko Beans, Inc. are scheduled to merge on May 1,2005 and become Monex Beans, Inc.

-End-

【Contact】
Monex Beans Holdings,Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

<For Reference>

① Monex Beans,Inc. (As of May 1, 2005 by merger of Monex,Inc. and Nikko Beans,Inc.)

(1) Capital : 7,425 million yen

(2) Description of Business : Online brokerage and relating businesses

(3) Number of Accounts : 439,514 accounts

(Simple sum of those of Monex and Nikko Beans as of March 31, 2005)

(4) Customers' assets in custody : 1,505 billion yen

(Simple sum of those of Monex and Nikko Beans as of March 31, 2005)

② IYBank Co.,Ltd.

(1) Capital : 61 billion yen (As of March 31,2004)

(2) Description of Business : ATM network business and relating businesses

(3) Number of ATMs : 10,098 ATMs (As of April 15,2005)

《IY Bank ATM Installation Status》

(As of April 15, 2005)

ATM Installation Status : 25 Prefectures

Area	Start of Installation	Total
Hokkaido	May 17,2004	597 ATMs
Yamagata	April 19,2004	111 ATMs
Fukushima	October 20,2003	354 ATMs
Ibaraki	July 23,2003	461 ATMs
Tochigi	May 20,2002	332 ATMs
Gunma	July 28,2004	320 ATMs
Saitama	June 18,2001	800 ATMs
Chiba	February 18,2002	757 ATMs
Tokyo	May 15,2001	1,430 ATMs
Kanagawa	January 21,2002	860 ATMs
Niigata	March 1,2004	300 ATMs
Nagano	February 18,2003	326 ATMs
Shizuoka	June 1,2001	445 ATMs
Aichi	December 4,2002	303 ATMs
Shiga	February 24,2003	137 ATMs
Kyoto	December 16,2002	140 ATMs
Osaka	July 23,2001	452 ATMs
Hyogo	July 27,2001	327 ATMs
Okayama	December 6,2004	162 ATMs
Hiroshima	September 22,2003	357 ATMs
Yamaguchi	July 9,2004	192 ATMs
Fukuoka	March 24,2003	632 ATMs
Nagasaki	October 26,2004	46 ATMs
Kumamoto	March 22,2004	147 ATMs
Miyazaki	April 4,2005	110 ATMs
Total		10,098 ATMs

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on March 23, 2005. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

March 23, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement on Cash Dividends

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH") has decided on its forecast on Cash Dividends per Share for the fiscal year ending March 2005 (1st Term).

Since MBH is a Holdings Company newly established by way of share transfer as of August 2, 2004, it does not have any Carried Forward Profit from the previous term. Thus, the profit available for dividends will be derived only from the profit of this term.

In terms of the 1st Term Fiscal Year End Dividends, we plan to return as much profit to our shareholders as possible. Details are as follows.

Forecast on Cash Dividends for the Fiscal Year Ending March 2005
(August 2, 2004 to March 31, 2005):

Year End Dividends per Share : 500 yen

(Note: MBH has not adopted Interim Dividends Payment System)

This subject on Cash Dividends will be proposed to the 1st Annual General Shareholder's Meeting, scheduled to be held in June 2005.

-End-

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on February 21, 2005. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

February 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Annoucement of Signing of Formal Agreement on the Merger of Subsidiaries

This announcement is made to inform that Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans"), wholly owned subsidiaries of Monex Beans Holdings, Inc. ("MBH"), have signed a formal merger agreement today. The name of the company after the merger is expected to be "Monex Beans, Inc."

1. Purpose of Merger

   Monex and Nikko Beans have been focusing on building and providing the best advanced financial services to individual investors as an on-line specialized brokerage firm. Monex and Nikko Beans established a common holding company "MBH" effective as of August 2, 2004 by way of "Share Transfer" of the existing shares of Monex and Nikko Beans. This business integration accelerated the realization of the aims of both companies and is intended to create firm platforms for future business developments. Since the "Share Transfer", these two online security companies, Monex and Nikko Beans have been operating separately on their own, but due to prospect of system integration completion, we have formally decided the merger.

2. Schedule of Merger

February 18, 2005 :	Subsidiaries' Board Meetings for Approval of Merger Contract
February 21, 2005 :	Signing on Merger Contract
March 22, 2005 :	Subsidiaries' Shareholders' Meetings for Approval of Merger Contract
May 1, 2005 (planned) :	Scheduled Merger Date
May 2, 2005 (planned) :	Registration Date

3. Merger Ratio, etc.

   Since it is a merger of two wholly-owned subsidiaries of MBH, there is no merger ratio agreement. There also will be no issuance of new stock nor delivered money due to the merger.

4. General Description of Merger Companies As of February 21, 2005

(1)Company Name	Nikko Beans, Inc. (Amalgamated Company)	Monex, Inc. (Predecessor Company)
(2)Description of Business	Securities Business, Accompanying Business, Other Services	Securities Business, Accompanying Business, Other Services
(3)Founded Date	May 20,1999	April 5,1999
(4)Address of Head Office	28-38 Shinkawa 1-chome, Chuo-ku, Tokyo	11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
(5)Representatives	Representative Director, President Tomoshige Nakamura	Representative Director, President & CEO Oki Matsumoto
(6)Capital	7,425 Million Yen	6,395 Million Yen
(7)Number of Outstanding Shares	226,400 stocks	1,574,927 stocks
(8)Shareholder's equity (As of 12/31/2004)	12,739 Million Yen	13,704 Million Yen
(9)Total Assets (As of 12/31/2004)	115,374 Million Yen	67,926 Million Yen
(10)Fiscal Year End	March 31	March 31
(11)Number of Employees (As of 12/31/2004)	Proper : 34 Other Temporary Staff : 50	Proper : 46 Other Temporary Staff : 35
(12)Major Shareholders and Shareholding Ratio	Monex Beans Holdings, Inc. 100%	

5. Status After the Merger (Planned)

Company Name:	Monex Beans, Inc.
Description of Business:	Securities Business, Accompanying Business, Other Services
Address:	11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6219
Board of Directors	
Representative Director, President & CEO:	Oki Matsumoto
Director:	Kyoko Kudo
Director:	Tomoshige Nakamura
Director:	Naoki Terada
Director:	Takehiko Moriyama
Capital:	7,245 Million Yen (There will be no raise of capital due to the merger.)
Fiscal Year End:	March 31

-End-

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on February 21, 2005. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

February 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Management Changes

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH"), and its wholly owned subsidiaries, Monex, Inc.("Monex") and Nikko Beans, Inc. ("Nikko Beans"), have decided the following management changes.

1. Board Member Changes

(1) MBH

Resignation of Representative Director

Name :	Noriyuki Ogasawara
New Appointment :	Chairman (Director)
Former Appointment :	Representative Director, Chairman

(2) Nikko Beans

Appointment of Representative Director

Name :	Tomoshige Nakamura
New Appointment :	Representative Director, President
Former Appointment :	Nikko Cordial Securities, Inc. (see attached reference)

Resignation of Director

Name :	Noriyuki Ogasawara
Former Appointment :	Representative Director, President

(3) Monex

Appointment of Director

Name :	Tomoshige Nakamura
New Appointment :	Director
Former Appointment :	Nikko Cordial Securities, Inc. (see attached reference)

Resignation of Director

Name :	Noriyuki Ogasawara
Former Appointment :	Director

2. Purpose of Board Member Changes

These board member changes are to prepare for the change of administrative organization associated with the merger of Nikko Beans and Monex. Tomoshige Nakamura is appointed as a Corporate Advisor for MBH as of today.

(English Translation)

<For Reference> Carrer Summary for Tomoshige Nakamura

Name:	Tomoshige Nakamura
Birth:	March 3, 1961
Experience:	
March 1984	Graduated from Hokkaido University
April 1984	Joined The Nikko Securities, Co., Ltd.
August 1997	General Manager, Administration Division, Asia Oceania Group, The Nikko Securities, Co., Ltd.
December 1998	General Manager, Wholesale Business Planning Division, The Nikko Securities, Co., Ltd.
March 2001	General Manager, Business Planning Division, The Nikko Securities, Co., Ltd.
March 2004	General Manager, Kashiwa Branch, Nikko Cordial Securities, Inc.

-End-

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on January 21, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only.***

January 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Merger of Wholly Owned Subsidiaries

This announcement is made to inform you that Monex, Inc. and Nikko Beans, Inc., the wholly-owned subsidiaries of Monex Beans Holdings, Inc., are proceeding with preparation for merger of the two companies which is expected to occur on May 1, 2005 and the new name of the merged company is expected to become "Monex Beans, Inc."

<For Reference> - Outlines of Subsidiaries Subject to Merger

- Monex, Inc.

Address of Head Office:	11-1. Marunouchi 1-chome, Chiyoda-ku, Tokyo
Representative:	Representative Director, President & CEO Oki Matsumoto
Capital:	6,395 Million Yen
Shareholder of Outstanding Stocks:	Monex Beans Holdings, Inc. (100%)

- Nikko Beans, Inc.

Address of Head Office:	28-38, Shinkawa 1-chome, Chuo-ku, Tokyo
Representative:	Representative Director, President Noriyuki Ogasawara
Capital:	7,425 Million Yen
Shareholder of Outstanding Stocks:	Monex Beans Holdings, Inc. (100%)

-End-

(English Translation)

> *Note:* ***This material is an English translation of a Japanese announcement made on January 21, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

January 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Establishing A New Fund

"Fullerton-Monex Asian Fund of Hedge Funds"

This announcement is made to inform you that Monex, Inc. ("Monex"), a wholly-owned subsidiary of Monex Beans Holdings, Inc. ("MBH"), has signed a Memorandum of Understanding with Fullerton Fund Management Company Ltd ("FFMC") to establish Fullerton-Monex Asian Fund of Hedge Funds ("Fullerton-Monex FOF"). Fullerton-Monex FOF is expected to be launched in mid 2005.

With the demand for alternative investments increasing in Japan in recent years, MBH established a subsidiary for planning and managing alternative investment products, Monex Alternative Investments, Inc. ("MAI")(*), in October 2004 and set up a pilot fund of alternative funds, Monex Fund of Funds I in November 2004.

Although hedge funds are a major asset class of alternative investments and Asian strategies are very much sought after, there is currently in the market place only few fund of hedge funds solely dedicated to Asian strategies. Therefore, Monex and FFMC agreed to collaborate with each other to set up an Asian fund of hedge funds.

FFMC, established in December 2003, is a wholly-owned subsidiary of Temasek Holdings ("Temasek"), which is one of the most respected and successful investment companies in Singapore, wholly owned by the Singapore's Ministry of Finance. The investment team of FFMC comprises experienced investment professionals who have long been engaged in investment at Temasek with a good track record, including alternative investments.

FFMC will be the Investment Manager of Fullerton-Monex FOF and fill the role of selection of non-Japan related Asian hedge fund managers and distribution of Fullerton-Monex FOF to non-Japanese investors.

MBH will fill the role of selection of Japan-related hedge fund managers through MAI(*), which will be the exclusive Sub-Advisor for Japanese hedge funds, and distribution of Fullerton-Monex FOF to Japanese investors.

Both MBH and FFMC see the significance of creating this important and rare asset class, and are pleased to be able to offer it to Japanese investors. Furthermore, we are looking for more opportunities of collaboration with each other going forward.

(*) MAI, a company which plans and manages alternative investment products, was jointly established and is jointly owned by MBH and Asuka Asset Management, Ltd., which has ample experience and track records of alternative investments on a world-class standard level. MAI is planning to be registered at FSA as an Investment Advisor in March.

-End-

(English Translation)

<For Reference>

(a) Outline of Fullerton Fund Management Company Ltd

Fullerton Fund Management Co Ltd ("FFMC") is a Singapore-based fund management house, established in December 2003. A wholly-owned subsidiary of Temasek Holdings Pte Ltd, its fund management team was previously the Temasek in-house fund management division, managing the company's capital resources since 1990.

Fullterton offers a range of asset management expertise, including money market, global equities, global fixed income, global currencies as well as absolute returns investment strategies, with particular emphasis on strategic asset allocation and specialised Asian products.

(b) Outline of Temasek Holdings Private Ltd

Temasek Holdings Private Ltd ("Temasek") is an Asia investment company headquartered in Singapore. Temasek is committed to maximizing long-term shareholder value as an active investor and shareholder of successful enterprises.

Established in 1974, Temasek manages a diversified global portfolio of S$90 billion, spanning Singapore, Asia and the OECD economies. Temasek's investments are in a range of industries: telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences.

Singapore-based Temasek-linked companies include well-known listed firms such as Singapore Airlines, SingTel, DBS Bank, SMRT Corporation and Neptune Orient Lines. Temasek's recent investments include ICICI Bank, Matrix Laboratories and the Apollo Hospital group in India, Bank Danamon and Bank International Indonesia in Indonesia, Quintiles Transnational Corp in the US, as well as Telekom Malaysia.

(c) Alternative Investments

"Alternative investments" are investments with technical skills, including 'Venture Capital (VC)', 'Hedge Fund', 'Private Equity (PE)', 'Real Estate Fund' and so on, and are different from traditional methods of stock and bond investments. In the United States, alternative investments have been offered to institutional investors and wealthy classes extensively, after 80's. With the advancement of investing infrastructure in 90's, they increased explosively. Also in Japan, they were introduced as a new investment product, especially a hedge fund from overseas, in the latter of 90's. On and after 2000, a lot of 'Japanese Hedge Fund', 'PE' and 'Real Estate Fund' have been offered in Japan. In the point of global market, 7,000 and more hedge funds have been set up, and even in Japan it has reached up to 3-4 trillion yen due to 1) rapid increase of 'PE' and 'Real Estate Fund', and 2) revival of 'VC' with an economic recovery in Japan.

FULLERTON FUND MANAGEMENT

MEDIA RELEASE

SINGAPORE'S FULLERTON FUND MANAGEMENT AND JAPAN'S MONEX JOINTLY ESTABLISH AN ASIAN FUND OF HEDGE FUNDS

Singapore, 21 January 2005 – Fullerton Fund Management Co Ltd ("Fullerton") announced today that it has signed a Memorandum of Understanding with Monex Inc. ("Monex") to jointly establish an Asian fund of hedge funds, Fullerton-Monex Asian Fund of Hedge Funds ("FMA Fund"). The FMA Fund is expected to be launched in mid 2005.

Targeted at both institutional and retail investors, the FMA Fund will focus on Asia Pacific markets. As investment manager, Fullerton will be responsible for selection of Asia ex-Japan managers for the FMA Fund. Monex, as sub-advisor, will be responsible for selection of Japanese managers.

Mr Gerard Lee, CEO of Fullerton, said: "We are pleased to work in partnership with Monex. Our FMA Fund will leverage on the combined strengths of Fullerton and Monex to capitalise on the growing hedge fund market in Asia."

Mr Oki Matsumoto, CEO of Monex, added: "Japanese investors are increasingly interested in Asian exposure as well as in alternative investments. We are delighted to be working with Fullerton to meet these needs. Fullerton's credibility in Asia complements our reach in Japan."

Fullerton will be the exclusive distributor of the fund outside Japan, with Monex as the exclusive distributor for the fund in Japan.

--ends--

About Fullerton Fund Management Co Ltd

Fullerton Fund Management Co Ltd ("Fullerton") is a Singapore-based fund management house, established in December 2003. A wholly-owned subsidiary of Temasek Holdings Ptd Ltd, its fund management team was previously the Temasek in-house fund management division, managing the company's capital resources since 1990.

Fullterton offers a range of asset management expertise, including money market, global equities, global fixed income, global currencies as well as absolute returns investment strategies, with particular emphasis on strategic asset allocation and specialised Asian products.

About Monex and Monex Beans Holdings Group

Monex, Inc. ("Monex") is currently the second largest Japanese online brokerage. Founded by Oki Matsumoto, an ex-partner of The Goldman Sachs Group, L.P., and Sony Corporation on April 1999, Monex went public in August 2000.

In March 2004, Monex entered into an agreement to merge with Nikko Beans, Inc. (Nikko Beans) and, together with Nikko Beans, established Monex Beans Holdings Inc. ("MBH") in August 2004, a holding company of both Monex and Nikko Beans. Monex and Nikko Beans plan to merge in May 2005. As a group, MBH is the largest online mutual fund distributor in Japan. It provides services ranging from cash and margin brokerage, IPOs, mutual funds, bonds, alternative investments, as well as forex margin trades.

Headquartered in Tokyo, the MBH group currently has over 1.4 trillion Yen of customer's asset in custody and a market capitalization of around 300 billion Yen. The major shareholders of MBH are Sony Corporation (20%), Nikko Cordial Corporation (20%), and Mr. Oki Matsumoto (12.8%). Mr. Noriyuki Ogasawara, President of Nikko Beans, is Chairman of MBH, and Mr. Oki Matsumoto, President & CEO of Monex, is the President & CEO of MBH.

For media enquiries, please contact:

Serene Lee
DID: (65) 6828 6765
Mobile: (65) 9692 0918
Email: serenelee@temasek.com.sg

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on January 17, 2005. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

January 17, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Launch of Chinese Stock Brokerage Business

This announcement is made to inform you that Nikko Beans, Inc. (hereinafter, "Nikko Beans"), which is a wholly owned subsidiary of Monex Beans Holdings, Inc., will commence Chinese Stock Brokerage Business and this business is expected to be launched in early April 2005.

As rapid increase of a Chinese Equity Fund volume shows since its introduction, in recent years the demand for investing in Chinese capital markets goes on rising. However, the opportunities to invest in Chinese stocks by individual investors are extremely limited as before. Trading costs, including foreign exchange commission fees, are more expensive than domestic brokerage ones, and qualitatively and quantitatively, the investment information is not sufficient for individual investors.

In order to realize; 1) the fastest "Real Time Stock Trading" from orders to executions by direct connections with the local stock exchanges in China, and 2) the greatest number of accessible Chinese stocks and the lowest standards of commission tables among online brokers, Nikko Beans has been organizing the structure. Beyond merely providing with the trading tool, Nikko Beans will put stress on information supports, provide with real time stock prices, including ticker information, and enormously and promptly offer individual stock information in Chinese markets, which is used to be inaccessible, to individual investors, so that they will invest in Chinese stocks more conveniently and friendly.

-End-

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on December 16, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only.***

December 16, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.
Credit Saison Co., Ltd.

Credit Saison Commences Shoken Chukai-gyo (Securities Intermediary) Business

This announcement is made to inform you that on December 16, 2004 Credit Saison Co., Ltd. (Head Office: Toshima-ku, Tokyo; President & CEO: Hiroshi Rinno)("Credit Saison") started Shoken Chukai-gyo (Securities Intermediary) business through alliance with Monex, Inc. (Head Office: Chiyoda-ku, Tokyo; President & CEO: Oki Matsumoto)("Monex"), which is a wholly owned subsidiary of Monex Beans Holdings, Inc. (Head Office: Chiyoda-ku, Tokyo; President & CEO: Oki Matsumoto).

1. Business Objective

   On August 2, 2004, Credit Saison and Monex agreed to jointly provide financial services to over 16 million SAISON Cardholders utilizing Shoken Chukai-gyo scheme. As the first implementation of this agreement and as the first realization of Shoken Chukai-gyo services between an online brokerage firm and a non-bank company with face-to-face over the counters, Credit Saison commenced today account opening services as a securities intermediary agent for Monex. This enables Monex to further expand its customer base by taking aggressive marketing approach to over 16 million SAISON Cardholders, and Credit Saison to provide its cardholders with new value-added services, i.e., securities business services.

   Monex and Credit Saison started their alliance in May 2001 and introduced MONEX Saison Card which incorporated credit card function as well as cash card function that could be settled through Monex securities accounts. This enabled their customers to deposit or withdraw cash through Postal Saving ATMs･CDs and withdraw cash from SAISON ATMs･CDs. The cardholders also receive preferred arrangement such as extra Monex Points that are given by Monex depending on the amounts of trades they make through Monex.

   By jointly creating this new business model, Monex, a company that has been taking a leading role in providing financial services to individual investors, and Credit Saison, a leading consumer credit card company, will be able to provide more convenient and friendly financial services to individual customers. Both companies will further the investment services along with customers' needs by improving and expanding product lines and service counters and so on.

2. Outline of Services

   The Shoken Chuka-gyo business of Credit Saison and Monex enables all SAISON Cardholders to open Monex accounts through the SAISON Counter located on the 7th floor in Seibu Department Stores of Ikebukuro Store and through Credit Saison Members' Website.

   (1) Shoken Chukai-gyo Service at Ikebukuro SAISON Counter:
   In order to complete customers' applications for opening Monex accounts smoothly, Registered Securities Representatives at the SAISON Counter will explain customers the contents of application materials and the way of filling them out.

   (2) Shoken Chukai-gyo Service through Credit Saison Members' Website:
   Credit Saison Members' Website will provide SAISON Cardholders with convenient account opening scheme.

-End-

(English Translation)

<For Reference >

(a) Monex, Inc.

(1)	Capital	: 6.3 billion yen
(2)	Business Area	: Brokerage and relating businesses, etc.
(3)	Number of Accounts	: 285,540 accounts (as of November 30, 2004)
(4)	Customers' assets in custody	: 810.4 billion yen (as of November 30, 2004)

Monex, Inc. is a wholly owned subsidiary of Monex Beans Holdings, Inc. Monex, Inc. started its operation in October 1999, as an online brokerage company to provide brokerage services as well as a variety of financial products to individual customers. The merger with Nikko Beans, Inc., which is also a wholly owned subsidiary of Monex Beans Holdings, Inc., is planned to occur in May 2005. Monex, Inc. and the merged company will pursue much higher level of customer-oriented services and aim to become a new type of all-around online brokerage company which supports individual investors' asset management.

(b) Credit Saison Co. Ltd.

(1)	Capital	: 64.2 billion yen
(2)	Business Area	: Consumer Credit and Finance, Retail business, etc.
(3)	Volume of New Contracts	: 2,924.4 billion yen (as of March 31, 2004)

Credit Saison, as a leading-edge service provider, is aiming to become the No.1 consumer credit company by implementing new card business concepts of new era. Credit Saison, which is one of the leading company among Japanese card issuers, is issuing SAISON Cards, allied with four international brands, VISA, MasterCard, JCB and AMERICAN EXPRESS, and acquired 15.87 million cardholders as of the end of March 2004. Credit Saison devotes to take customers' points of view in developing new services and it took initiative among card issuers in introducing a new point program called "unlimited term point" program by abolishing expiration dates of card points and enabled all customers to keep their card points as long as they want. Credit Saison will continue to make further efforts in offering better services, so that SAISON Cards will be chosen by customers as the "First Cards".

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on November 29, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

November 29, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Launch of an Indian Equity Fund "HSBC India Open"

This announcement is made to inform you that on November 30, 2004 Monex Inc. (hereinafter, "Monex"), which is a wholly owned subsidiary of Monex Beans Holdings, Inc. ("MBH"), will commence distribution of "HSBC India Open" fund, which is an open-end equity investment trust.

HSBC Asset Management (Japan) KK, a member of HSBC Group, will establish and manage the new fund in India, which has huge potential growth for further economic development.

Based on the discretionary investment agreement, HSBC Asset Management (Hong Kong) Limited, which is entrusted with certain authorities regarding investment directions of the new fund by HSBC Asset Management (Japan) KK, will manage it and make investment decisions based on investment advices of HSBC Asset Management (India) Private Limited with its head office in Mumbai.

Main features of "HSBC India Open";

a) This investment style is "Active" and the fund will predominantly invest in stocks in India, which is expected its further economic growth with the huge potential.
b) "Professional Management" by HSBC Group, which is one of the largest banking and financial services organizations in the world.
c) Monex enables investors to start a systematic investment plan by monthly a minimum payment of 10,000 Yen per each, with a dollar-cost averaging method.

Further information is available in the prospectus on Monex website (http://www.monex.co.jp/) (Japanese only).

End-

(English Translation)

> ***Note:*** ***This material is an English translation of a Japanese announcement made on October 28, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

October 28, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Launching New Fund "Monex Fund of Funds I"

This announcement is made to inform you that Monex Beans Holdings, Inc. ("MBH") will enter into alternative investment business and launch a pilot fund, "Monex Fund of Funds I" ("the Fund"). The Fund form will be "Silent Partnership" (Tokumei Kumiai), and the general partner will be "Monex Capital Partners I, Inc." ("MCPI"), a newly established subsidiary of MBH. The details are as follows:

1. Outline of "Monex Fund of Funds I"

(1) Form	: Silent Partnership (Tokumei Kumiai)
(2) Fund Size	: About 1.5-2.0 billion yen
(3) General Partner (Eigyo-sha)	: Monex Capital Partners I, Inc.
(4) Investment Advisor	: Asuka Asset Management, Ltd. *The Advisory Contract between Asuka and MCPI is scheduled to become effective on December 1, 2004.
(5) Offering Period	: November 8 to 19, 2004
(6) Fund Term	: December 1, 2004 to November 30, 2011 *The term may be extended up to 4 years at the discretion of the general partner.
(7) Intermediary (Sales Agent)	: Monex, Inc. ("Monex")

2. Objectives of the Fund

MBH has established "Monex Alternative Investments, Inc," ("MAI"), the first alternative investment products company established by online broker. Through MAI, MBH will offer alternative investment opportunities to individual investors extensively. The Fund was launched as the 'Pilot Fund' and it will be offered up to 50 limited investors. MBH plans to introduce large size funds in the next term, and seeks the possibility of introducing investment trust structure to be offered to the broad range of retail investor base in near future.

3. Features of the Fund

(1) Alternative Investments

The Fund will invest in various funds such as 'Venture Capital Funds', 'Distressed Funds', and so on, based on the advice of Asuka, which is a pioneer of alternative investment managements in Japan.

(2) Diversification

The Fund will consist of several funds with different investment features, which bring the risk diversification of the Fund and intend to enjoy the maximum return on investment.

(3) Pilot Fund

This 'Pilot Fund' will be offered to a limited number of investors. MBH will invite around 30 retail investors and 10 semi-professional investors to the Fund.

(4) Investment Committee

Mamoru Taniya, CEO, Asuka Asset Management, Ltd., and Ken Shibusawa, Representative Director, Shibusawa and Company, Inc. will join the committee from outside MBH.

- End-

(English Translation)

<For Reference >

(a) Outline of Monex Capital Partners I, Inc.

(1)	Company Name	: Monex Capital Partners I, Inc.
(2)	Address of Head Office	: 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative	: Shinobu Naito (Manager, Asset Planning, Corporate Planning, CEO Office, Monex, Inc.)
(4)	Major Shareholders	: 100% Monex Beans Holdings, Inc. * It is scheduled that MCPI will become a wholly owned subsidiary of MAI, after the transfer of MCPI shares from MBH to MAI.
(5)	Capital	: 10 Mil Yen
(6)	Business Purpose	: Gatekeeper of 'Fund of Funds'

(b) Outline of Asuka Asset Management, Ltd.

(1)	Company Name	: Asuka Asset Management, Ltd.
(2)	Address of Head Office	: British Virgin Islands
	Address of Japanese Branch	: 3-4, Akasaka 2-chome, Minato-ku, Tokyo
(3)	Representative	: CEO · Mamoru Taniya
(4)	Capital Brought into Japan	: 810 Mil Yen
(5)	Shareholders	: Mamoru Taniya, and other 3 shareholders
(6)	Business Purpose	: Investment advisory and discretionary asset management
(7)	Asset Under Management	: 59.3 Billion Yen (as of October 1, 2004)

(c) Profile of Investment Committee Members

Mamoru Taniya : Chief Executive Officer, Asuka Asset Management, Ltd.

In Salomon Smith Barneys Securities (1987-1998), he was a managing director and joint heads of proprietary trading division, which are 'Volatility Trading Desk', the desk for interest rates and equity derivatives, and 'Convertible Bonds and Warrant Arbitrage Desk'. After leaving Salomon, he participated in setting up Tokyo branch for Tudor Investment Corporation, and established a private equity business as a portfolio director in Tudor Capital Japan (1992-2002).

Ken Shibusawa : Chief Executive Officer, Shibusawa and Company, Inc.

He runs Shibusawa and Company, Inc., founded in 2001, a consulting firm specializing in alternative investments. Prior to his present position, he was Managing Director Tokyo Office for Moor Capital Management, a leading hedge fund management company, for five years. He also has extensive experience in Japanese equity and fixed income as well as currency options at US investment banks such as Goldman Sachs and JP Morgan. He is also on the Board of Directors at the Shibusawa Eiichi Memorial Foundation, Director of Keizai Doyukai (Japan Association of Corporate Executives), and Visiting Professor of Bunkyo Gakuin University.

【The Whole Scheme】


Portfolio Companies
VC1
VC2
PE1
PE2
MBH
Asuka
MAI
MCPI
(General Partner)
Investment Committee
Monex Inc.
Administrative Management
Intermediary
51%
(Note 1)
49%
(Note 1)
100%
(Note 2)
Silent Partnership Contract
(Tokumei Kumiai Contract)
Investment Advisory
(Note 3)
Anderson Mori Law Office
Legal Advisory
Auditing
KPMG AZSA & Co.
Accounting Service
Tokyo Kyodo Accounting Office

Note 1 : As of October 28, 2004, MAI is a wholly owned subsidiary of MBH. MBH will transfer 49% of its shares of MAI to Asuka, soon after.

Note 2 : As of October 28, 2004, MCPI is a 100% subsidiary of MBH. After the transfer mentioned above, MBH will transfer all shares of MCPI to MAI, and MCPI will be a 100% subsidiary of MAI.

Note 3 : The investment advisory contract between MCPI and Asuka will be effective on December 1, 2004.

(English Translation)

Note: This material is an English translation of a Japanese announcement made on October 21, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. The announcement was made as a matter of record only.

October 21, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.
Asuka Asset Management, Ltd.

Announcement of Establishment of New Company
For Alternative Investment Product Planning and Management

This announcement is made to inform you that today Monex beans Holdings, Inc. (MBH) and Asuka Asset Management, Ltd. (Asuka) have agreed to jointly establish a new company named "Monex Alternative Investments, Inc." (MAI) which will run alternative investment product planning and management.

In recent years, with the expansion of global capital markets and the development of new financial technologies, more attractive risk-return profile investment instruments other than traditional investment products have been introduced. Under these circumstances, alternative investments, especially known as a hedge fund, became more widely available and expanded their market sharing, but so far they are mostly offered to institutional investors. However, due to a) termination of governmental guarantee of saving deposits, b) scheduled pension system reformation and planned revision of tax laws on retirements benefits, and c) lower yield rate of interests and so on, we believe that investment needs of individuals to be offered of alternative investments is more and more increasing. This newly established company, MAI, will plan and manage alternative investments and offer them to individual investors extensively.

Through MAI, MBH's practical skills to supply investment services and products for individual investors, and Asuka's global high standard investment expertise will be integrated to provide wholly new investment services and products for individual investors. By offering alternative investments to all investors continuously, MBH group will realize its differentiated services against our competitors and will place its alternative investment business as a new source of revenues, in addition to stock brokerage commission business. Asuka will take a leading position in the Japanese investment management business by promoting services and products of the alternative investments for various investors.

Outline of New Company

(1)	Company Name	: Monex Alternative Investments, Inc.
(2)	Representative	: Shinobu Naito (Manager, Asset Planning, Corporate Planning, CEO Office, Monex, Inc.)
(3)	Address of Head Office	: 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(4)	Shareholders	: Monex Beans Holdings, Inc. (51%) : Asuka Asset Management, Ltd. (49%)
(5)	Capital	: 40 Million Yen
(6)	Business Purpose	: Planning and Managing Alternative Investments Products

<For Reference >

(a) Outline of Monex Beans Holding, Inc.

(1)	Company Name	: Monex Beans Holdings, Inc.
(2)	Address of Head Office	: 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative	: Representative Director, CEO - Oki Matsumoto
(4)	Capital	: 8,800 Million Yen
(5)	Major Shareholders	: Sony Corporation
		Nikko Cordial Corporation
		Oki Matsumoto
(6)	Total Customers' assets in custodies of two subsidiaries (Monex and Nikko Beans)	: 1,318 Billion Yen (as of September 30, 2004)

(b) Outline of Asuka Asset Management, Ltd.

(1)	Company Name	: Asuka Asset Management, Ltd.
(2)	Address of Head Office	: British Virgin Islands
	Address of Japanese Branch	: 3-4, Akasaka 2-chome, Minato-ku, Tokyo
(3)	Representative	: CEO - Mamoru Taniya
(4)	Capital Brought into Japan	: 810 Million Yen
(5)	Shareholders	: Mamoru Taniya, and other 3 shareholders
(6)	Business Purpose	: Investment advisory and discretionary asset management
(7)	Asset Under Management	: 59.3 Billion Yen (as of October 1, 2004)

[Asuka Reference]

The former of Asuka had been a core office in Japan for Tudor Investment Corporation (Tudor), known as a U.S. mega hedge fund, until business partners of Asuka made management buy-out and renamed it Asuka Asset Management, Ltd. in July 2002. As an investment advisory and discretionary asset management business, "Asuka Japanese Equity Long Short Fund" and "Asuka Opportunities Fund" started in September and October 2002, respectively. Asuka's managements were heading both for equity and fixed income proprietary trading division in Salomon Smith Barney Securities Tokyo Branch (1997-1998). After leaving Salomon, they participated in setting up Tudor Japan and ran alternative investment operation for two and half years (1999-2002). Through those highly distinguished experiences in both of traditional and alternative investment, Asuka management is endowed with a) highly sophisticated information sourcing and analytical capabilities based on Japan, and b) global networks based on its achievements of investment banking business and hedge fund business.

[Alternative Investments]

This means investment with technical skills, including 'Venture Capital (VC)', 'Hedge Fund', 'Private Equity (PE)', 'Real Estate Fund' and so on, those are different from traditional methods of stock and bond investments. In the United States, alternative investments have been offered to institutional investors and wealthy classes extensively, after 80's. With the advancement of investing infrastructure in 90's, they increased explosively. Also in Japan, they were introduced as a new investment product, especially a hedge fund from overseas, in the latter of 90's. On and after 2000, a lot of 'Japanese Hedge Fund', 'PE' and 'Real Estate Fund' have been offered in Japan. In the point of global market, 7,000 and more hedge funds have been set up, and even in Japan it has reached up to 3-4 trillion yen due to 1) Rapid increase of 'PE' and 'Real Estate Fund', and 2) Revival of 'VC' with an economic recovery in Japan.

Supplemental Explanation


MBH
Contribution; 51%
Contribution; 49%
Asuka Asset Management, Ltd.
Administrative Management
Management Fee
Monex Alternative Investments
Asset Management Advisory
Advisory Fee
Monex, Inc.
Nikko Beans, Inc.
Fund Structuring Advisory
Advisory Fee
Total Advisory of Fund Management
Advisory Fee
Asset Management Advice
Subsidiaries
A
B
C
X
Investment Trust Companies

- End -

(English Translation)

*Note: **This material is an English translation of a Japanese announcement made on September 1, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. The announcement was made as a matter of record only.***

September 1, 2004

Monex Beans Holdings, Inc.

To Investors and Customers;

Announcement of Integrated New Commission and New Services (Returning the half of Commission Fee to Customer, etc.)

This announcement is made to inform you that Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans"), wholly owned subsidiaries of Monex Beans Holdings, Inc. ("MBH"), decided to set to provide each respective customers with the same fee schedule of commissions and integrate services of Monex and Nikko Beans before the merger of both companies, which is currently scheduled to occur in May 2005.

First of all the new offers, stock trading services will be further enhanced and both companies' fee schedule of commissions will be revised to offer more affordable ways of trading to both customers.

1. Integrated New Commission Fee Schedule for Stock Trades of both companies, effective November 1, 2004
2. New Services:

   The followings new services will be taken over by the securities company after the merger.

   (1) When the commission fee for stock trades per month of a Nikko Beans' customer exceeds 300,000 Yen (Consumption Tax not included), the half of the fee will be returned to such customer as "Beans Points", effective September 1, 2004.

   (2) Nikko Beans gets started "Margin Trades (Unlimited maturity)", effective early in October 2004.

3. Special Event until Merger

   "Monex Nighter (After hour trading)", the service of Monex, its commission fee will be dropped to just 500 Yen (Consumption Tax included) per trade regardless of executed trading amounts, effective September 1, 2004.

The details are as follows;

(English Translation)

■ **Integration of Commission Fee Schedule for Stock Trades of both companies, effective November 1, 2004**

The new commission fee schedule for stock trades will be a simple one based on "customers' voices of both companies". Nikko Beans used to charge a variety of fees depending on the amount of customers' assets in custody for the customers using the flat-rate system.

The details of new fee schedule are as follows:

Online Trading

- Commission Fee per Trading executed

Market Order	0.105% by Trading Value	Minimum Commission Fee; 1,050 Yen (Consumption Tax included)
Limit Order	0.1575% by Trading Value	Minimum Commission Fee; 1,575Yen (Consumption Tax included)

- Flat-rate System

When the total trading volume is within 3 Millionn Yen per day, regardless of how many times customers trade in a day, the commission fee is a flat-rate, 2,625 Yen (Consumption Tax included).

Sum of Trading Volume per day	Commission Fee for Stock Trades (Consumption Tax included)
Up to 3 Million Yen	2,625 Yen
Up to 6 Million Yen	5,250 Yen
Up to 9 Million Yen	7,875 Yen
For each additional 3 Million Yen over 9 Million Yen	2,625 Yen per 3 Million Yen of Trading Volume

- Mini Stock Investments, (Applicable to Monex only)

0.735% by Trading Volume

(Minimum; 735 Yen, Maximum; 3,675 Yen (Consumption Tax included))

(English Translation)

Call Center Trading

0.42% by Trading Volume (Minimum;¥4,200 (Consumption Tax included))

Interactive Voice Response (IVR) Trading. (Applicable to Nikko Beans only)

Market Order	0.105% by Trading Value	Minimum Commission Fee; 1,050 Yen (Consumption Tax included)
Limit Order	0.1575% by Trading Value	Minimum Commission Fee; 1,575 Yen (Consumption Tax included)

■ **When the commission fee for stock trades per month of a Nikko Beans' customer exceeds 300,000 Yen (Consumption Tax not included), the half of the fee will be returned to such customer as "Beans Points", effective September 1, 2004.**

Under this service, by returning the half of the commission fee to customers as "Beans Points" next month, it will be available for the entitled customers to automatically allot such "Beans Points" to the payable commission fee for trading during such next month instead of cash, and drastically reduce the payment.

■ **Nikko Beans gets started "Margin Trades (Unlimited maturity)", effective early in October 2004.**

In addition to the traditional and systematized margin trading subject to the term of settlement (the maximum period settlement of 6 months), Nikko Beans will newly introduce margin trading system with an unlimited maturity for taking a long-term possession. Furthermore, as a rule, all of the stocks listed on the Tokyo Stock Exchange (including, "Mothers" market), the Osaka Securities Exchange (including the "Hercules" market), Nagoya Stock Exchange (including the "Centrex" market), and JASDAQ will be available to be traded from the first day when each of stocks is listed on the market.
After this service is started, customers of Nikko Beans be able to take advantage of 2 types of margin trading systems, the traditional one and this new margin trading system, and that will provide the enhanced trading environment for customers' needs.

■ **As a special service event until the merger, the commission fee of "Monex Nighter (After hour trading)", the service of Monex, its commission fee will be dropped to just 500 Yen (Consumption Tax included) per trade from September 1, 2004 until the merger (late in April, 2005).**

"Monex Nighter", which is the first Proprietary Trading System (PTS) in Japan, its commission fee for stock tradings from September 1, 2004 to late in April, 2005 (Scheduled) will be just 500 Yen (Consumption Tax included), regardless of the transaction volume. Under this flat-rate system, the larger the trading volume is, the smaller the rate of its commission fee will be, and especially, it will be fascinating for highly active trading customers.

Order up to the end of August 2004		Order from September 1, 2004 to late in April 2005 (Scheduled)	
Trading Value	Commission for Stock Trades (Consumption Tax included)	Trading Value	Commission for Stock Trades (Consumption Tax included)
Up to 120 Million Yen	1,575 yen	Regardless of Trading Value	500 Yen
Over 120 Million Yen and up to 200 Million Yen	0.13125% by Trading Value		
Over 200 Million Yen	2,310 Yen + 0 . 01575% by Trading Value		

<u>About "Monex Nighter"</u>

"Monex Nighter" is a Proprietary Trading System (PTS) in where customers can trade 3,000 or more stocks covered by the services of Monex (except market-maker stocks), at the respective closing prices of the stocks after trading hour, from 17:30 to 23:59 on weekdays.

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on August 16, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. The announcement was made as a matter of record only.***

August 16, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.
Mizuho Securities Co., Ltd.

Announcement of Signing of Formal Agreement on Business Cooperation
Among Monex Beans Holdings Group Companies and Mizuho Securities

This announcement is made to inform you that a formal agreement on business cooperation, which furthers and sets forth the details of the basic agreement made and entered on July 15, 2004 by and among Monex, Inc. ("Monex"), Nikko Beans, Inc. ("Nikko Beans") and Mizuho Securities Co., Ltd. ("Mizuho Securities"), was made today among these three companies and Monex Beans Holdings, Inc. ("MBH"), the sole parent company of Monex and Nikko Beans. The details are as follows:

1. Object of Business Cooperation

   As was already announced by Monex and Nikko Beans, the business integration of both companies has occurred on August 2, 2004 through the establishment of a common holding company, MBH, by way of share transfers.

   The object of this business cooperation is to expand the business opportunities of the MBH group companies, as one of the largest online brokerage in Japan, and Mizuho Securities by utilizing (i) the power of the MBH group companies to distribute securities to individuals and (ii) the power of Mizuho Securities to source business opportunities, as well as its capacity to deal with business entities, which has been developed through operating its investment banking business.

2. Outline of Business Cooperation

   The outline of the business cooperation among MBH group companies and Mizuho Securities is as described below, which became effective as from today.

   (1) Mainly in connection with initial public offerings (IPO's) for which Mizuho Securities will be the lead managing underwriter, Mizuho Securities will have Monex and Nikko Beans distribute stocks on commission basis.

   (2) Mizuho Securities will study ways to support Monex and Nikko Beans expanding the number of customer accounts through local banks or securities intermediary agents.

3. Conclusion of Relating Agreements

   The following agreements have also been signed today in connection with the signing of the

formal agreement on business cooperation among MBH group companies and Mizuho Securities:

(1) Stock Distribution Agreement

In order to execute the business cooperation described in 2.(1) above, each of Monex and Nikko Beans has entered into a stock distribution agreement with Mizuho Securities.

(2) Share Transfer Agreement

Mizuho Securities has entered into a share transfer agreement with Nikko Cordial Corporation for purchasing 3% of the outstanding stocks of MBH by the end of 2004, with the intention to make the relationship of MBH group companies and Mizuho Securities intended by this business cooperation a mid-and-long term and closer one.

<For Reference >

(a) Outline of Monex Beans Holding, Inc. (As of August 2, 2004)

(1)	Company Name	:	Monex Beans Holdings, Inc.
(2)	Address of Head Office	:	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative	:	Representative Director, CEO - Oki Matsumoto
(4)	Capital	:	8,800 Million Yen
(5)	Major Shareholders and Shares of Outstanding MBH Stocks	:	Sony Corporation (20.06%) Nikko Cordial Corporation (20.05%) Oki Matsumoto (12.79%)

(b) Outline of Monex, Inc. (As of August 2, 2004)

(1)	Company Name	:	Monex, Inc.
(2)	Address of Head Office	:	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative	:	Representative Director, CEO - Oki Matsumoto
(4)	Capital	:	6,395 Million Yen
(5)	Major Shareholders and Shares of Outstanding Monex Stocks	:	Monex Beans Holdings, Inc. (100%)

(c) Outline of Nikko Beans, Inc. (As of August 2, 2004)

(1)	Company Name	:	Nikko Beans, Inc.
(2)	Address of Head Office	:	28-38, Shinkawa 1-chome, Chuo-ku, Tokyo
(3)	Representative	:	Representative Director, President - Noriyuki Ogasawara
(4)	Capital	:	7,425 Million Yen
(5)	Major Shareholders and Shares of Outstanding Nikko Beans Stocks	:	Monex Beans Holdings, Inc. (100%)

(d) Outline of Mizuho Securities Co., Ltd. (As of June 30, 2004)

(1)	Company Name	:	Mizuho Securities Co., Ltd.
(2)	Address of Head Office	:	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative	:	Representative Director, President - Yoshio Osawa
(4)	Capital	:	150, 200 Million Yen
(5)	Major Shareholders and Shares of Outstanding Mizuho Securities Stocks	:	Mizuho Corporate Bank, Ltd. (100%)

- End -

(English Translation)

Note: This material is an English translation of a Japanese announcement made on August 2nd, 2004. Although the Companies intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. The announcement was made as a matter of record only.

August 2, 2004

To Investors and Customers:

Monex Beans Holdings, Inc.
Credit Saison Co., Ltd.

Monex, Inc. in alliance with Credit Saison to Provide Financial Services to Saison Card Holders

- Credit Saison will apply for Shoken Chukai-gyo (securities intermediary) registration -

Monex, Inc. (Oki Matsumoto, Representative Director, President & CEO) ("Monex"), a subsidiary of Monex Beans Holdings, Inc. (Oki Matsumoto, Representative Director, President & CEO), and Credit Saison Co., Ltd. (Hiroshi Rinno, Representative Director, President) ("Credit Saison") agreed to jointly provide financial services to over 16 million <<Saison>> Card holders utilizing Shoken Chukai-gyo scheme.

<u>The Purpose and the Merit of the Alliance</u>

Credit Saison has been providing its <<Saison>> Card holders with a variety of financial services, such as insurance products or savings deposits with preferred interest rate, through alliance with various companies outside the credit card industries. After the introduction of Shoken Chukai-gyo (securities intermediary) in April 2004, non-brokerage companies, with the registration, are able to promote account opening for brokerage firms or to handle financial products, such as mutual funds. Credit Saison has now decided to apply for the registration as a securities intermediary.

As an implementation of this strategic decision Credit Saison agreed with Monex to expand the scope of the existing alliance in order to enhance its financial services for

<<Saison>> Card holders, by incorporating the securities intermediary service such as promotion of high-quality securities trading services of Monex, which are user-friendly even for beginners, and handling of account opening process.

By taking aggressive marketing approach to Credit Saison's customers, featured by having females in 20's and 30's as its core customers, Monex is expecting to further expand its customer base. Monex, as an online brokerage company that has no face-to-face over-the counter service window, is now able to provide more convenient and easier access to customers over Saison Counters through this arrangement with Credit Saison.

<u>Monex & Credit Saison</u>

Monex and Credit Saison started their alliance in May 2001 and introduced Monex <<Saison>> Card which incorporated credit card function as well as cash card function that could be settled through Monex securities accounts. This enabled their customers to settle their shopping and cashing bills through <<Saison>> Card in their Monex securities accounts. The Card Holders also receive preferred arrangement such as extra Monex Point depending on the amount of trades they make through Monex.

By jointly creating a new business model using Shoken Chukai-gyo, Monex, a company that has been taking a leading role in providing financial services to individual investors, and Credit Saison Co., Ltd, a leading retail credit card company, will strengthen their tie-up and provide more convenient and friendly financial services to individual customers. The details of the alliance will be determined by Monex and Credit Saison.

-End-

Corporate Information

Monex, Inc.

Capital:	6,395 million yen (as of August 2, 2004)
Business Contents:	Brokerage and its relating businesses
Number of accounts:	264,457 accounts (as of June 30, 2004)
Customers' assets in custody:	847.3 billion yen (as of June 30, 2004)

Monex, Inc. is a wholly owned subsidiary of Monex Beans Holdings, Inc. The company was established in October 1999, as an online brokerage company to provide brokerage services as well as a variety of financial products to individual investors. In May 2005, Monex is planning to merge with Nikko Beans, Inc., which is also a wholly owned subsidiary of Monex Beans Holdings, Inc. The two companies under Monex Beans Holdings, Inc. now put the priority on even greater customer benefit and aim to become a new type of on-line brokerage firm with broader service scope to help individual investors' wealth building and management.

Credit Saison Co., Ltd (TSE: 8253)

Capital:	63.6 billion yen
Business Contents:	Consumer Credit and Finance, Retail business, etc.
Volume of New Contracts:	2,924.4 billion yen (as of March 31, 2004)

Credit Saison Co., Ltd., as a leading-edge service provider, is aiming to become No. 1 consumer credit company by implementing new card business concepts in Japan. Credit Saison is currently issuing international card, SAISON Card, allied with four international brands, VISA, MasterCard, JCB, AMERICAN EXPRESS, and has 15.87 million card holders as of the end of March 2004, one of the largest card holder base among other Japanese card issuers. Credit Saison devotes to take customers' point of view as it took initiative among other card issuers in introducing a new point program that all customers can accrue and keep points as long as they want. Credit Saison will continue to make further efforts in offering better services, so that Saison Card is chosen by customers as the "First Card".

Exhibit B

Monex, Inc.
Unconsolidated Financial Summary
For the fiscal year ended March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Results (from Apr. 1, 2004 to Mar. 31, 2005):		
Operating Revenues	¥ 11,568	107,705
Net Operating Revenues	11,061	102,980
Selling, general and administrative expenses	6,303	58,690
Operating Income	4,757	44,290
Other Income	36	344
Other Expenses	215	1,726
Income Before Income Taxes	4,578	42,630
Income Taxes and Adjustments	919	8,559
Net Income	¥ 3,659	$34,071

	Millions of Yen	Thousand of U.S. dollars
Financial Position (as of Mar. 31, 2005):		
Total assets	¥ 93,087	866,652
Shareholders' equity	14,688	136,755

	Yen	U.S. dollars
Per Share Amounts (from Apr. 1, 2004 to Mar. 31, 2005):		
Net income	¥ 2,324.83	21.64
Shareholders' equity	9,326.67	86.83

Notes

1. The translation of Japanese yen amounts into U.S. dollar amounts is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on March 31, 2005, which was ¥107.41=US$1.00.

2. Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Unconsolidated Balance Sheets
As of March 31, 2005

Assets	Millions of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 14,051	$130,817
Cash segregated for customers and others	17,969	167,294
Trading assets	209	1,946
Margin transaction assets	52,050	484,593
Payments on securities	222	2,069
Short-term guarantee money deposited	5,520	51,392
Accrued revenue	573	5,332
Deferred tax assets	235	2,191
Others	1,474	13,727
Allowance for doubtful receivables	(68)	(638)
	92,235	858,723
Property and equipment, at cost:		
Buildings	33	305
Furniture and fixtures	41	380
Accumulated depreciation	(30)	(273)
	44	412
Intangible assets, net of amortization:		
Goodwill	1	8
Software	39	364
Others	4	41
	44	413
Investment and others:		
Investment securities	666	6,203
Long-term guarantee deposits	93	861
Deferred tax assets	3	29
Others	37	340
Allowance for doubtful receivables	(35)	(329)
	764	7,104
	¥ 93,087	$866,652

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Trading liabilities	¥126	$1,170
Margin transaction liabilities	37,869	352,565
Loans payable secured by securities	6,588	61,336
Deposits received	4,573	42,577
Received margin	25,821	240,394
Income tax payable	1,244	11,579
Reserve for point service	208	1,941
Other current liabilities	1,458	13,579
	77,887	725,141
Statutory Reserve:		
Reserve for securities transactions	511	4,756
	511	4,756
	78,398	729,897
Shareholders' Equity:		
Common stock:	6,395	59,539
Authorized - 5,137,664 shares		
Issued - 1,574,927 shares		
Capital surplus	7,463	69,478
Retained Earnings	778	7,246
Net unrealized holding gains on securities	53	492
Treasury stock	(0)	
	14,689	136,755
	¥93,087	866,652

Unconsolidated Statement of Income
For the fiscal year ended March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Revenues:		
Commission revenues	¥ 9,947	$92,609
Net gain on trading assets	77	715
Financial income	1,458	13,573
Other operating revenues	87	808
	11,569	107,705
Financial expenses	508	4,725
Net Operating Revenue	11,061	102,980
Selling, general and administrative expenses	6,304	58,690
Operating Income	4,757	44,290
Other Incomes (Expenses):		
Loss on disposal of fixed assets	(11)	(105)
Provision for securities transactions	(174)	(1,621)
Others, net	7	
Income before income taxes and minority interests	4,579	42,630
Income taxes	1,194	11,116
Income taxes adjustments	(275)	(2,557)
Net Income	¥ 3,660	$34,071

Per share amounts	Yen	U.S. dollars
Net Income	¥ 2,324.83	$21.64

Unconsolidated Statement of Cash Flows
For the year ended March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Cash flows from operating activities:		
Income before income taxes and minority interests	¥4,579	$42,630
Depreciation	113	1,051
Amortization of goodwill	76	704
Stock issuance costs	1	10
Provision for allowance for doubtful receivables	68	632
Provision for point service	208	1,941
Interest income and dividend income	(1,467)	(13,659)
Interest expense	508	4,725
Increase in cash segregated for customers and others	(2,300)	(21,413)
Decrease in trading assets	6	54
Increase in margin transaction assets and liabilities	(4,194)	(39,050)
Decrease in loans receivable secured by securities and in loans payable secured by securities...	1,461	13,602
Increase in short term guarantee	(2,753)	(25,631)
Increase in deposits received	583	5,430
Increase in received margins	8,501	79,146
Provision for statutory reserve	174	1,621
Other, net	605	5,639
Sub total	6,169	57,432
Interest and dividend received	1,544	14,378
Interest paid	(499)	(4,644)
Income taxes paid	(5)	(48)
Net cash used in operating activities	7,209	67,118
Cash flows from investing activities:		
Purchases of property and equipment	(34)	(314)
Purchases of intangible assets	(96)	(896)
Payment for long term guarantee	(105)	(975)
Proceeds from long term guarantee	93	861
Other, net	11	108
Net cash used in investing activities	(131)	(1,216)
Cash flows from financing activities:		
Proceeds from common stock issuance	196	1,817
Net cash provided by financing activities	196	1,817
Net increase in cash and cash equivalents	7,274	67,719
Cash and cash equivalents at beginning of term	6,777	63,098
Cash and cash equivalents at end of term	¥14,051	¥130,817

Monex, Inc.
Unconsolidated Financial Summary
For the third quarter of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Results (from Apr. 1, 2004 to Dec. 31, 2004):		
Operating Revenues	¥ 8,145	78,163
Net Operating Revenues	7,713	74,019
Selling, general and administrative expenses	4,698	45,084
Operating Income	3,015	28,935
Other Income	19	182
Other Expenses	134	1,278
Income Before Income Taxes	2,901	27,839
Income Taxes and Adjustments	213	2,041
Net Income	¥ 2,688	$25,798

	Millions of Yen	Thousand of U.S. dollars
Financial Position (as of Mar. 31, 2005):		
Total assets	¥ 67,927	651,888
Shareholders' equity	13,705	131,521

	Yen	U.S. dollars
Per Share Amounts (from Apr. 1, 2004 to Dec. 31, 2004):		
Net income	¥ 1,707.98	16.39
Shareholders' equity	8,701.67	83.50

Notes

1.The translation of Japanese yen amounts into U.S. dollar amounts is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on December 31, 2004, which was ¥104.20=US$1.00.

2.Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Unconsolidated Balance Sheets
As of December 31, 2004

Assets	Millions of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 9,002	$86,392
Cash segregated for customers and others	15,069	144,617
Trading assets	227	2,181
Margin transaction assets	36,112	346,569
Payments on securities	177	1,700
Short-term guarantee money deposited	3,420	32,821
Accrued revenue	462	4,437
Deferred tax assets	108	1,035
Others	2,504	24,027
Allowance for doubtful receivables	(68)	(657)
	67,013	643,122
Property and equipment, at cost:		
Buildings	45	429
Furniture and fixtures	40	380
Accumulated depreciation	(30)	(281)
	55	528
Intangible assets, net of amortization:		
Goodwill	38	369
Software	75	717
Others	5	44
	118	1,130
Investment and others:		
Investment securities	547	5,245
Long-term guarantee deposits	93	888
Others	138	1,317
Allowance for doubtful receivables	(37)	(342)
	741	7,108
	¥ 67,927	$651,888

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Trading liabilities	¥87	$832
Margin transaction liabilities	14,065	134,984
Loans payable secured by securities	5,871	56,345
Deposits received	5,923	56,847
Received margin	26,021	249,726
Income tax payable	365	3,498
Reserve for point service	75	718
Other current liabilities	1,339	12,844
	53,746	515,794
Uncurrent Liabilities		
Deferred tax liabilities	14	138
	14	138
Statutory Reserve:		
Reserve for securities transactions	462	4,435
	462	4,435
	54,222	520,367
Shareholders' Equity:		
Common stock:	6,395	61,374
Authorized - 5,137,664 shares		
Issued - 1,574,927 shares		
Capital surplus	7,463	71,618
Retained Earnings	(192)	(1,854)
Net unrealized holding gains on securities	39	383
Treasury stock	(0)	(0)
	13,705	131,521
	¥67,927	651,888

Unconsolidated Statement of Income
For the third quarter of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Revenues:		
Commission revenues	¥ 6,946	$66,660
Net gain on trading assets	43	410
Financial income	1,093	10,491
Other operating revenues	63	602
	8,145	78,163
Financial expenses	432	4,144
Net Operating Revenue	7,713	74,019
Selling, general and administrative expenses	4,698	45,084
Operating Income	3,015	28,935
Other Incomes (Expenses):		
Loss on disposal of fixed assets	(3)	(32)
Provision for securities transactions	(125)	(1,204)
Others, net	14	140
Income before income taxes and minority interests	2,901	27,839
Income taxes	334	3,201
Income taxes adjustments	(121)	(1,160)
Net Income	¥ 2,688	$25,798

Per share amounts	Yen	U.S. dollars
Net Income	¥ 2,324.83	$21.64

Unconsolidated Statement of Cash Flows
For the third quarter of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Cash flows from operating activities:		
Income before income taxes and minority interests	¥ 2,901	$ 27,839
Depreciation	60	578
Amortization of goodwill	38	364
Stock issuance costs	1	11
Provision for allowance for doubtful receivables	68	653
Interest income and dividend income	(1,102)	(10,580)
Interest expense	432	4,145
Decrease in cash segregated for customers and others	600	5,758
Increase in trading assets	(15)	(140)
Increase in margin transaction assets and liabilities	(12,060)	(115,742)
Decrease in loans receivable secured by securities and in loans payable secured by securities...	746	7,162
Increase in short term guarantee	(653)	(6,267)
Increase in deposits received	1,934	18,556
Increase in received margins	8,702	83,510
Provision for statutory reserve	125	1,204
Other, net	(366)	(3,506)
Sub total	1,411	13,545
Interest and dividend received	1,180	11,321
Interest paid	(445)	(4,275)
Income taxes paid	(4)	(37)
Net cash used in operating activities	2,142	20,554
Cash flows from investing activities:		
Purchases of property and equipment	(33)	(313)
Purchases of intangible assets	(69)	(662)
Payment for long term guarantee	(105)	(1,005)
Proceeds from long term guarantee	93	888
Other, net	2	15
Net cash used in investing activities	(112)	(1,077)
Cash flows from financing activities:		
Proceeds from common stock issuance	195	1,873
Net cash provided by financing activities	195	1,873
Net increase in cash and cash equivalents	2,225	21,350
Cash and cash equivalents at beginning of term	6,777	65,042
Cash and cash equivalents at end of term	¥ 9,002	¥ 86,392

Monex, Inc.
Unconsolidated Financial Summary
For the first half of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Results (from Apr. 1, 2004 to Sep. 30, 2004):		
Operating Revenues	¥ 5,553	49,822
Net Operating Revenues	5,255	47,321
Selling, general and administrative expenses	3,170	28,543
Operating Income	2,085	18,778
Other Income	16	141
Other Expenses	87	787
Income Before Income Taxes	2,014	18,132
Income Taxes and Adjustments	(172)	(1,544)
Net Income	¥ 2,185	$19,676

	Millions of Yen	Thousand of U.S. dollars
Financial Position (as of Sep. 30, 2004):		
Total assets	¥ 80,367	723,700
Shareholders' equity	13,162	118,519

	Yen	U.S. dollars
Per Share Amounts (from Apr. 1, 2004 to Sep. 30, 2004):		
Net income	¥ 1,388.74	15.38
Shareholders' equity	8,356.90	75.25

Notes

1.The translation of Japanese yen amounts into U.S. dollar amounts is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on September 30, 2004, which was ¥111.05=US$1.00.

2.Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Non-consolidated Balance Sheets
As of September 30, 2004

Assets	Millions of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 14,045	$126,479
Cash segregated for customers and others	15,719	141,549
Trading assets	306	2,756
Margin transaction assets	43,107	388,174
Payments on securities	66	592
Short-term guarantee money deposited	4,650	41,873
Accrued revenue	462	4,165
Deferred tax assets	171	1,539
Others	1,049	9,444
Allowance for doubtful receivables	(68)	(617)
	79,507	715,954
Property and equipment, at cost:		
Buildings	45	402
Furniture and fixtures	52	464
Accumulated depreciation	(39)	(343)
	58	523
Intangible assets, net of amortization:		
Goodwill	51	460
Software	72	651
Others	5	40
	128	1,151
Investment and others:		
Investment securities	479	4,315
Long-term guarantee deposits	90	809
Others	142	1,269
Allowance for doubtful receivables	(37)	(321)
	674	6,072
	¥ 80,367	$723,700

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Trading liabilities	¥84	$755
Margin transaction liabilities	27,272	245,582
Loans payable secured by securities	11,170	100,588
Deposits received	5,386	48,505
Received margin	21,636	194,835
Income tax payable	29	262
Other current liabilities	1,206	10,847
	66,783	601,374
Statutory Reserve:		
Reserve for securities transactions	422	3,807
	422	3,807
	67,205	605,181
Shareholders' Equity:		
Common stock:	6,395	57,588
Capital surplus	7,463	67,200
Retained Earnings	(696)	(6,269)
	13,162	118,519
	¥80,367	723,700

Non-consolidated Statement of Income
For the first half of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Revenues:		
Commission revenues	¥ 4,769	$42,945
Net gain on trading assets	34	311
Financial income	692	6,230
Other operating revenues	37	336
	5,532	49,822
Financial expenses	277	2,501
Net Operating Revenue	5,255	47,321
Selling, general and administrative expenses	3,170	28,543
Operating Income	2,085	18,778
Other Incomes (Expenses):		
Provision for securities transactions	(86)	(777)
Others, net	15	131
Income before income taxes	2,014	18,132
Income taxes	2	
Income taxes adjustments	(173)	(1,563)
Net Income	¥ 2,185	$19,676

Per share amounts	Yen	U.S. dollars
Net Income	¥ 1,388.74	$12.51

Non-consolidated Statement of Cash Flows
For the first half of the fiscal year ending March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Cash flows from operating activities:		
Income before income taxes and minority interests	¥2,014	$18,132
Depreciation	24	216
Amortization of goodwill	25	228
Stock issuance costs	1	10
Provision for allowance for doubtful receivables	68	614
Interest income and dividend income	(700)	(6,307)
Interest expense	278	2,501
Increase in cash segregated for customers and others	(50)	(450)
Decrease in trading assets	2	22
Increase in margin transaction assets and liabilities	(5,848)	(52,662)
Decrease in loans receivable secured by securities and in loans payable secured by securities...	5,903	53,155
Increase in short term guarantee	(1,883)	(16,956)
Increase in deposits received	1,397	12,576
Increase in received margins	4,317	38,872
Provision for statutory reserve	86	777
Other, net	1,158	10,435
Sub total	6,792	61,163
Interest and dividend received	599	5,392
Interest paid	(291)	(2,623)
Income taxes paid	25	228
Net cash used in operating activities	7,125	64,160
Cash flows from investing activities:		
Purchases of property and equipment	(28)	(251)
Purchases of intangible assets	(16)	(143)
Payment for long term guarantee	(102)	(916)
Proceeds from long term guarantee	92	830
Other, net	2	12
Net cash used in investing activities	(52)	(468)
Cash flows from financing activities:		
Proceeds from common stock issuance	195	1,758
Net cash provided by financing activities	195	1,758
Net increase in cash and cash equivalents	7,268	65,450
Cash and cash equivalents at beginning of term	6,777	61,029
Cash and cash equivalents at end of term	¥14,045	¥126,479

Unconsolidated Balance Sheets
As of December 31, 2004

Assets	Thousands of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 1,874,192	$17,986
Prepaid expenses	367	4
Accrued revenue	2,300	22
Others	164	2
	1,877,023	18,014
	¥ 1,877,023	$18,014

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Account payables	¥ 4,226	$41
Accrued revenues	1,525	
Income tax payable	94	
	5,847	
Uncurrent Liabilities:		
Long term received margin	1,861,000	17,860
	1,861,000	17,860
Shareholders' Equity:		
Common stock:	10,000	
Retained Earnings	176	
	10,176	98
	¥ 1,877,023	18,014

Notes

1.The translation of Japanese yen amounts into U.S. dollar amounts is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on December 31, 2004, which was ¥104.20=US$1.00.

February 21, 2005

To All Concerned Persons:

Monex Beans Holdings, Inc.
Representative Director, President and CEO: Oki Matsumoto
(Code No. 8698, TSE Mothers)

Notice Concerning Cancellation of "Moratorium"

The shares of Monex Beans Holdings, Inc. (hereinafter "the Company"), have, since being listed on Tokyo Stock Exchange, Inc. Mothers (market of the high-growth and emerging stocks) on August 2, 2004, been designated as securities subject to a "Moratorium". Notice is hereby given that the designation of the Company's shares as securities subject to a "Moratorium" was cancelled today.

This past March 19, 2004, Monex, Inc. and Nikko Beans, Inc. announced that they intended to conduct a share transfer transaction to establish a 100% parent company with the objective of providing excellent, cutting-edge financial services to individual investors and developing a business facing the future head on as securities houses specializing in on-line transactions.

Around the time of such announcement (on March 23, 2004) notice was received from the Tokyo Stock Exchange to the effect that if such joint share transfer transaction between Monex, Inc. and Nikko Beans, Inc. were implemented, it was likely that a "Moratorium" would be imposed.

As it was foreseeable that the Company's shares would be subject to a "Moratorium" prior to being listed, the Company submitted, following the second half of last year's business period, an application seeking confirmation of conformity with "Standards Set by TSE along the Lines of Standards for Examining the Listing of Shares" and recently received confirmation of conformity with such standards, resulting in today' cancellation of the "Moratorium" on its shares.

Upon the recent cancellation of the moratorium, the Company wishes to provide the excellent, cutting-edge financial services to individual investors with the goal of developing truly excellent financial services which will be highly appreciated and providing the same at appropriate prices. The Company hopes to receive even greater support from investors and related parties.

【For Inquiries】
Monex Bean Holdings, Inc.
Office of the CEO
Kanai, Public Information & Investor Relations
Tel: 03-6212-3750

August 2, 2004

Monex Beans Holdings, Inc.
Representative Director, President and CEO: Oki Matsumoto
(Code No. 8698, TSE Mothers)

Announcement Concerning Establishment of "Monex Beans Holdings, Inc."

Monex, Inc. (Representative Director, President and CEO: Oki Matsumoto) and Nikko Beans, Inc. (Representative Director, President: Noriyuki Ogasawara) have jointly established Monex Beans Holdings, Inc., as a 100% parent company, by way of "Share Transfer" as of August 2, 2004.

Due to the above, we hereby announce changes in the companies' principal shareholders.

As a result, both companies have become wholly-owned subsidiaries of Monex Beans Holdings, Inc..

1. Outline of Established 100% Parent Company

(1)	Company Name:	Monex Beans Holdings, Inc.	
(2)	Business:	Holding shares of companies operating securities and other businesses	
(3)	Address of Head Office:	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	
(4)	Capital:	8,800 Million Yen	
(5)	Number of Outstanding Shares:	2,344,687.46 Shares	
(6)	End of Fiscal Year:	March 31	
(7)	Principal Shareholders:	Sony Corporation	20.06%
		Nikko Cordial Corporation	20.05%
		Oki Matsumoto	12.79%
		Japan Trustee Services Bank, Ltd. (account in trust)	12.79%

(8) Directors and Statutory Auditors

Title	Name	Remarks
Representative Director, Chairman	Noriyuki Ogasawara	
Representative Director, President and CEO	Oki Matsumoto	
Representative Director, Vice President	Kyoko Kudo	
Director	Naoki Terada	
Director	Hajime Yamamoto	Director, Nikko Cordial Corporation
Director	Yoshinori Hashitani	Senior Vice President, Brand Strategy Office, Sony Corporation
Director	Masakazu Sasaki	Certified Public Accountant, Office of Sasaki Certified Public Accountant
Standing Statutory Auditor	Tadasu Kawai	
Statutory Auditor	Tetsuo Matsugaki	General Manager, Audit Committee Office, Nikko Cordial Corporation
Statutory Auditor	Takehiko Moriyama	
Statutory Auditor	Tetsuo Ozawa	Attorney at Law, Tokyo Fuji Law Office

2. Changes in Principal Shareholders of Subsidiaries

(1) Monex, Inc.

① Names of Principal Shareholders Related to Such Change
Sony Corporation, Oki Matsumoto, Monex Beans Holdings, Inc.

② Number of Voting Rights and Shareholding Ratio of Such Principal Shareholders Before and After Such Change

Sony Corporation
Before Change 470,400 (29.87%)
After Change - (- %)

Oki Matsumoto
Before Change 300,000 (19.05%)
After Change - (- %)

Monex Beans Holdings, Inc.
Before Change - (- %)

After Change 1,574,927 (100.0%)

③ Reason and Date of Such Change

Reason: Monex, Inc. will become a wholly-owned subsidiary due to the establishment of a 100% parent company by way of share transfer.
Date: August 2, 2004

(2) Nikko Beans, Inc.

① Names of Principal Shareholders Related to Such Change
Nikko Cordial Corporation, Japan Trustee Services Bank, Ltd. (account in trust), Monex Beans Holdings, Inc.

② Number of Voting Rights and Shareholding Ratio of Such Principal Shareholders Before and After Such Change

Nikko Cordial Corporation
Before Change 138,240 (61.06%)
After Change - (- %)

Japan Trustee Services Bank, Ltd. (account in trust)
Before Change 88,160 (38.94%)
After Change - (- %)

Monex Beans Holdings, Inc.
Before Change - (- %)
After Change 226,400 (100.0%)

③ Reason and Date of such Change
Reason: Nikko Beans, Inc. will become a wholly-owned subsidiary due to the establishment of a 100% parent company by way of share transfer.
Date: August 2, 2004

3. Outline of the Companies Which Have Become Wholly-Owned Subsidiaries

(1) Outline of Monex, Inc.

Company Name: Monex, Inc.
Address of Head Office: 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Representative: Representative Director, President and CEO: Oki Matsumoto
Capital: 6,395 Million Yen

(2) Outline of Nikko Beans, Inc.

Company Name:	Nikko Beans, Inc.
Address of Head Office:	28-38, Shinkawa 1-chome, Chuo-ku, Tokyo
Representative:	Representative Director, President: Noriyuki Ogasawara
Capital:	7,425 Million Yen

Since Nikko Beans, Inc. was an unlisted company, we have attached hereto "Financial Statements and Results of Operations for the First Quarter of the Year ending March 2005" to inform you of its recent financial conditions.

For information, please contact:
Monex Beans Holdings, Inc.
CEO Office, Public Relations and
Investor Relations (Makino)
Phone Number: 03-6212-3750

(TRANSLATION)

(Securities Code: 8698)

June 10, 2005

To: The Shareholders

Monex Beans Holdings, Inc.
11-1, Marunouchi 1-chome,
Chiyoda-ku, Tokyo
Oki Matsumoto
Representative Director and
President

NOTICE OF CONVOCATION OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 1st Ordinary General Meeting of Shareholders of the Company will be held as below. Your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, we would appreciate your reviewing the attached referenced documents, indicating on the enclosed instruction card concerning exercise of voting rights your approval or disapproval on the Agenda of business, placing your seal thereon, and returning it to the Company.

Sincerely yours

Oki Matsumoto
Representative Director and President

PARTICULARS OF MEETING

1. Date and Time: June 25, 2005 (Sat.) at 10:00 a.m.

2. Place: Nippon Seinenkan, Main Auditorium
7-1, Kasumigaokamachi, Shinjuku-ku, Tokyo

3. Purpose of Meeting:

Items to be Reported:

(1) Consolidated Balance Sheet and Consolidated Statement of Income for the 1st business term (from April 1, 2004 to March 31, 2005) and Audit Reports from the independent certified public accountants and the Board of Statutory Auditors.

(2) Business Report, Balance Sheet and Statement of Income for the 1st business term (from August 1, 2004 to March 31, 2005).

Items on the Agenda:

Item No. 1 on the Agenda: Approval of the proposed Appropriation of Retained Earnings for the 1st business term

Item No. 2 on the Agenda: Partial amendments of the Articles of Incorporation

Item No. 3 on the Agenda: Election of seven (7) Directors

Item No. 4 on the Agenda: Election of four (4) Statutory Auditors

Item No. 5 on the Agenda: Election of one (1) Substitute Statutory Auditor

Item No. 6 on the Agenda: Revision of amount of remuneration for Directors and Statutory Auditors

* * *

(If you attend the meeting, please present the enclosed instruction card to the receptionist.)

Attachment

I. Business Report

(From August 2, 2004
To March 31, 2005)

1. Outline of Business

(1) Development and Results of the Group

The Company is a holding company established by way of share transfer by Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans") effective August 2, 2004.

In view of these two companies' business, financial position and financial results, it was determined that the consolidation of capital applies to combining of equity and thus interest pooling method was applied. Accordingly, the consolidated accounting period commenced from April 1, 2004 and ended on March 31, 2005.

The Japanese economy for the current consolidated period witnessed signs of recovery as seen in recovery of stock prices supported by strong corporate profits and gradual improvement in employment environment.

The Japanese stock market became active at the beginning of the period and the Nikkei average stock price rose to 12,000 yen, but declined considerably from late April to mid May and dropped below 11,000 yen. The trading volume at the Tokyo Stock Exchange also diminished from July through early December and tradings were conducted around 11,000 yen. The market became active again from the end of 2004 through the end of March where trading volume reached nearly 2 billion shares for consecutive number of days and Nikkei average stock price gradually recovered towards 12,000 yen.

Under this environment, with the support of active trading by individual investors, the Group earned strong income from brokerage commission, which is the main source of income for the Group, and from the sale of investment trust and foreign exchange security transactions.

As to the number of accounts held as of the end of the period, Monex had 307,062 accounts, Nikko Beans had 132,452 accounts, and assets on deposit from the clients of both totaled 1,505.0 billion yen.

(Commission Received)

The commission received for the current consolidated period reached a total of 17,931 million yen.

(i) Brokerage commission

The number of contracts acquired was high in April 2004 and although the number declined thereafter, it recovered again towards the end of the period and reached a record high in March 2005.

As a result, brokerage commission earnings reached 15,362 million yen.

(ii) Underwriting and offering commission

The Company underwrote initial public offerings and public offerings of listed shares for 65 companies and earned underwriting and offering commissions of 259 million yen.

(iii) Handling fee for offering for primary offerings and secondary distributions

Due to increased fees for offering of Chinese stock funds and Indian stock funds, income from handling fees for offering for primary offerings and secondary distributions reached 294 million yen.

(iv) Other commission received

The Group earned other commission in the total amount of 2,014 million which is mainly comprised of commission of 1,410 million yen from foreign exchange security transactions and commission of 2,014 million yen from investment trust agency service.

(Financial Income)

Financial income for the current consolidated period reached 3,457 million yen of which 3,136 million yen is income derived from margin transactions.

The net financial income, financial income less financial expenses, was 2,432 million yen.

From the above, operating revenue was 21,716 million yen, and net operating revenue, operating revenue less financial expense, was 20,690 million yen.

(Sales and General Administration Expenses)

Outsourcing expenses such as for system and back office operations were 3,517 million yen, communication, transportation and information costs such as for providing information and mailing costs to customers were 1,707 million yen, equipment and facilities expenses including lease fee and system maintenance fee were 1,376 million yen, and fees paid and exchange membership fees were 1,323 million yen. Also, 177 million yen was accounted for provision for doubtful accounts and sales and general administration expenses totaled 11,424 million yen.

As a result, operating income was 9,266 million yen, and ordinary income was 9,180

million yen.

(Others)

The extraordinary loss of 546 million yen is mainly broken down into provision for liability reserve for securities transactions of 455 million yen and officers retirement allowance of 72 million yen.

As a result, net income before tax was 8,634 million yen and net income was 7,079 million yen.

(2) Capital Expenditure by the Group

The Group plans for the method and amount of investments in systems, considering comprehensively the number of customer accounts, number of orders, the frequency of references made to information and other factors in order to provide customers with a more convenient environment for conducting securities transactions on the internet.

It is the basic policy of the Group regarding its capital expenditure not to own facilities in such a manner that they would be treated as fixed assets.

Furthermore, there are plans to remove Monex' systems due to the merger between Monex and Nikko Beans effective May 2005. Accordingly, the investments made by Monex for the current accounting period were funded by its own funds treating these investments as fixed assets without the execution of any lease agreements and such amount invested was 39 million yen.

(3) The Group's Funding Activities

A part of the funds required for margin transactions are funded by securities finance companies in a form of loans under margin transactions and also by bank borrowings. The balance of borrowings as of the end of the period was comprised of loans under margin transactions of 67,990 million yen and short-term borrowings of 26,000 million yen.

To prepare for expanding the scale of margin transactions, the Company has executed commitment line agreements with banks for a total of 28 billion yen.

(4) Challenges for the Group

The Company is a holding company established by way of share transfer by Monex and Nikko Beans, both of which are Japan's leading on-line securities houses. These two securities companies became the Company's subsidiaries through this share transfer.

The securities subsidiaries were both incorporated in 1999 with an aim to provide financial services that are more oriented towards individuals' needs. The Company believes that the organic integration of these two companies will realize the development of high quality services which would be viewed highly by individual investors together with the

provision of such services at more reasonable price.

Considering changes in government policy, we will design comprehensive financial infrastructures for the new era which will replace the traditional consolidated bank accounts, and provide broad and various types of financial related services to a wide range of clients, including those without experience and mid to highly operational clients, in accordance with the financial literacy levels of each client.

The Group will continue to pursue expansion of our revenue base so that the Group will benefit fully from the rise in the stock market, but if there is a decline, the Group may mitigate the adverse effects of the market environment on revenue and secure stable revenues.

Monex and Nikko Beans merged effective May 1, 2005 and became Monex Beans, Inc. These companies were operated as two separate on-line securities firms, but after they were combined into a single entity, the system expenses are anticipated to be reduced compared to expenses incurred before the merger.

(5) Results of Operations and Assets

(i) Consolidated Results of Operations and Assets

(Unit: in million yen)

	1st Period (from April 1, 2004 to March 31, 2005)
Operating revenue	21,716
Net operating revenue	20,690
Ordinary income	9,180
Net income	7,079
Net income per share	3,001.49
Total assets	232,091
Net assets	29,811

(ii) The Company's Results of Operations and Assets

(Unit: in million yen)

	1st Period (from August 2, 2004 to March 31, 2005)
Operating revenue	2,129
Ordinary income	1,601
Net income	1,592
Net income per share	659.35
Total assets	28,383
Net assets	28,221

II. Overview of the Group and the Company (as of March 31, 2005)

(1) Major Business Activities of the Group

Our Group is comprised of the Company which is a holding company, and four subsidiaries.

Monex, Inc. and Nikko Beans, Inc., the on-line securities houses, are the core group companies and the Group provides comprehensive financial services.

(2) Major offices of the Group

Name of Company	Name of office	Location
Company	Head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Monex, Inc. (subsidiary)	Head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Monex Dial	28-38, Shinkawa 1-chome, Chuo-ku, Tokyo
Nikko Beans, Inc. (subsidiary)	Head office	28-38, Shinkawa 1-chome, Chuo-ku, Tokyo
	Marunouchi office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Monex Alternative Investments Inc. (subsidiary)	Head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Monex Capital Partners I. Co., Ltd.	Head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Shares

(i) Total number of authorized shares: 8,800,000

(ii) Total number of issued shares: 2,344,687

(Note) Increase/decrease during the period:
2,344,687 shares were issued on August 2, 2004 due to share transfer.

(iii) Number of shareholders: 38,425

(iv) Major shareholders

Names of shareholders	Status of investment in the Company		The Company's investment in the major shareholders	
	Number of shares held (thousand shares)	Ratio of voting rights held (%)	Number of shares held (thousand shares)	Ratio of ownership (%)
Sony Corporation	470	20.0	—	—
Nikko Cordial Corporation	470	20.0	—	—
Oki Matsumoto	300	12.8	—	—
Japan Trustee Services Bank, Ltd. (Trust)	229	9.8	—	—
Mizuho Securities Co., Ltd.	70	3.0	—	—
Recruit Co., Ltd.	57	2.4	—	—
Internet Initiative Japan Inc.	57	2.4	—	—
The Master Trust Bank of Japan, Ltd. (Trust)	37	1.5	—	—
Credit Saison Co., Ltd.	37	1.5	—	—
Goldman Sachs and Company Regular Account (Standing proxy: Goldman Sachs (Japan) Ltd. Tokyo Branch)	35	1.5	—	—

(Notes)

1. Fractional number of units shown for number of shares held, ratio of voting rights held, and ratio of ownership are discarded.
2. Nikko Cordial Corporation reported that it also holds 229 thousand shares in the name of "Japan Trustee Services Bank, Ltd. (Trust)" in addition to its above 470 thousand shares held, and that it holds an aggregate of 699 thousand shares (29.8% of the voting rights).

(4) Acquisition, disposal and holding of treasury stock

(i) Treasury stock acquired

Acquisition by repurchase of fractional shares
Shares of common stock 0.28 shares
Total amount of acquisition 0 yen

(ii) Treasury stock held at the end of the period

Shares of common stock 0.28 shares

(5) Stock acquisition rights (*shinkabu yoyakuken*)

Not applicable.

(6) Employees of the Group

(i) Employees of the Group

Number of employees
96

(Note) In addition to the above, the Group employs 96 staff provided by staffing service companies.

(ii) The Company's employees

Number of employees	Average age	Average years of services
13	39.8	0.5

(Note) In addition to the above, the Company employs 1 staff provided by a staffing service company.

(7) Major Affiliates

(i) Principal subsidiaries

Name	Capital	Ratio of voting rights	Main business
Monex, Inc.	6,395 million yen	100.0%	Securities business
Nikko Beans, Inc.	7,425 million yen	100.0%	Securities business
Monex Alternative Investments Co., Ltd.	40 million yen	51.0%	Holding shares of entities investing in securities, etc.

(ii) Recent consolidations

Monex, Inc. and Nikko Beans, Inc. became subsidiaries of the Company through share transfer effective August 2, 2004.

Monex Alternative Investments Co., Ltd. was incorporated on October 22, 2004 as a wholly-owned subsidiary of the Company. Also, 49.0% of the shares in this subsidiary were transferred to Asuka Asset Management Ltd. on November 24, 2004.

On May 1, 2005, Monex, Inc. and Nikko Beans, Inc. merged and became Monex Beans, Inc.

(iii) Results of consolidation

See "Development and Results of the Group".

(iv) Other important consolidations

The Company is an affiliate of Nikko Cordial Corporation and Sony Corporation.

(8) Major Borrowings

Not applicable.

The major lenders of the Group are as follows.

Lender	Balance of loans (million yen)
Mizuho Corporate Bank. Ltd.	6,000
UFJ Bank Limited	6,000
The Bank of Tokyo-Mitsubishi, Ltd.	3,500
Resona Bank Ltd.	3,000
The Chuo Mitsui Trust and Banking Company, Limited	2,000
Hyakujyushi Bank	2,000
Shizuoka Bank, Ltd.	1,500
Japan Securities Finance Co., Ltd. (loans for margin transactions)	63,499
Osaka Securities Finance Co., Ltd. (loans for margin transactions)	4,369
Chubu Securities Finance Co., Ltd. (loans for margin transactions)	121

(9) Directors and Statutory Auditors

Position	Name	Duties
Director and Chairman	Noriyuki Ogasawara	Nikko Cordial Corporation / Executive Officer
Representative Director and President	Oki Matsumoto	Monex, Inc. / Representative Director and CEO, Nikko Beans, Inc./Director
Representative Director and Vice President	Kyoko Kudo	Monex, Inc. / Director and Chief Operating Officer, Nikko Beans, Inc. / Director
Director	Naoki Terada	Monex, Inc. / Director, Nikko Beans, Inc. / Director
Director	Hajime Yamamoto	Nikko Cordial Corporation / Senior Group Executive Officer (*Shikkoyaku Jomu*)
Director	Yoshinori Hashitani	Sony Corporation / Senior Vice President of Brand Strategy Office
Director	Masakazu Sasaki	Office of Sasaki Certified Public Accountant / Certified Public Accountant
Full-Time Statutory Auditor	Tadasu Kawai	Monex, Inc. / Statutory Auditor, Nikko Beans, Inc. / Statutory Auditor
Statutory Auditor	Tetsuo Matsugaki	Nikko Cordial Corporation / Head of Audit Committee Office
Statutory Auditor	Takehiko Moriyama	Nikko Beans, Inc. / Full-time Statutory Auditor, Monex, Inc. / Statutory Auditor, Monex Capital Partners I, Inc. / Statutory Auditor
Statutory Auditor	Tetsuo Ozawa	Tokyo Fuji Law Office / Partner and Attorney-at-Law

(Notes)

1. Messrs. Hajime Yamamoto and Yoshinori Hashitani are outside directors as prescribed in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. Messrs. Tadasu Kawai, Tetsuo Matsugaki and Tetsuo Ozawa are outside statutory auditors as prescribed in Article 18, Paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha*.
3. Mr. Hiroyuki Ogasawara, Director and Chairman, resigned his office effective April 25, 2005.

(10) Remuneration and other compensations for performance of duties paid to Directors and Statutory Auditors

(Amount in millions of yen)

	Directors		Statutory Auditors		Total	
	Number	Amount	Number	Amount	Number	Amount
Remuneration paid pursuant to the Company's Articles or resolution of the shareholders' meeting	5	93	2	15	7	108
Total	5	93	2	15	7	108

(Note)

The amount of remuneration for directors approved by the shareholders of Nikko Beans, Inc. at its general meeting of shareholders held on June 23, 2004 and by the shareholders of Monex, Inc. at its general meeting of shareholders held on June 26, 2004 in connection with the approval of incorporation of a single parent company through share transfer, was a monthly amount of nor more than 20,000,000 yen in total for directors and monthly amount of no more than 4,000,000 yen in total yen for auditors.

(11) Fees Payable to Independent Accountants

(Amount in millions of yen)

Item	Amount
(1) Aggregate Fees to be paid by the Company and its subsidiaries to the independent accountants	23
(2) Out of the aggregate fees in above (1), aggregate fees for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law to be paid by the Company and its subsidiaries to the independent accountants	21
(3) Out of the aggregate fees in above (2), fees to be paid by the Company to the independent accountants	21

(Note) The audit agreement between the Company and the independent accountants does not distinguish nor is it practically possible to make a distinction between audit fees for audit under the Law Concerning Special Exceptions to the Commercial Code and that under the Securities and Exchange Law, therefore, the fee in above (3) indicates the total of these amounts.

III. Subsequent Events

Not applicable.

* * *

(Notes)

1. The Company is subject to the special exceptions regarding disclosure on a consolidated basis for large companies provided in Article 20, Paragraph 2 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha*, and therefore, its business report is presented on a consolidated basis.
2. The amounts indicated in this business report are shown with amounts less than units discarded.

Monex Beans Holdings, Inc.
Consolidated Balance Sheets
As of March 31, 2005

Assets	Millions of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 26,005	$242,107
Cash segregated for customers and others	61,888	576,185
Trading assets	246	2,293
Margin transaction assets	130,817	1,217,943
Payments on securities	292	2,721
Short-term guarantee money deposited	7,994	74,422
Accrued revenue	1,092	10,161
Deferred tax assets	497	4,623
Others	2,065	19,212
Allowance for doubtful receivables	(178)	(1,655)
	230,718	2,148,012
Property and equipment, at cost:		
Buildings	92	856
Furniture and fixtures	279	2.603
Accumulated depreciation	(272)	(2,540)
	99	919
Intangible assets, net of amortization:		
Goodwill	82	764
Software	46	428
Others	10	93
	138	1,285
Investment and others:		
Investment securities	766	7,133
Long-term guarantee deposits	326	3,038
Deferred tax assets	43	402
Others	37	341
Allowance for doubtful receivables	(35)	(329)
	1,137	10,585
	¥ 232,092	$2,160,801

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Trading liabilities	¥ 126	$1,170
Margin transaction liabilities	86,221	802,726
Loans payable secured by securities	6,585	61,305
Deposits received	27,525	256,258
Received margin	49,966	465,185
Short-term borrowings	26,000	242,063
Income tax payable	2,214	20,616
Accrued employees' bonuses	159	1,484
Reserve for point service	388	3,620
Severance and retirement benefit for employees	79	736
Other current liabilities	1,925	17,918
	201,188	1,873,081
Statutory Reserve:		
Reserve for securities transactions	1,066	9,922
Reserve for commodities transactions	7	68
	1,073	9,990
	202,261	1,883,071
Minority Interests:		
Minority Interests	19	177
Shareholders' Equity:		
Common stock:	8,800	81,929
Authorized - 8,800,000 shares		
Issued - 2,344,687 shares		
Capital surplus	15,155	141,093
Retained Earnings	5,804	54,039
Net unrealized holding gains on securities	53	492
Treasury stock	(0)	(0)
	29,812	277,553
	¥ 232,092	2,160,801

Consolidated Statement of Income
For the fiscal year ended March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Revenues:		
Commission revenues	¥ 17,931	$166,940
Net gain on trading assets	153	1,421
Financial income	3,458	32,194
Other operating revenues	174	1,629
	21,716	202,181
Financial expenses	1,026	9,550
Net Operating Revenue	20,690	192,631
Selling, general and administrative expenses	11,424	106,362
Operating Income	9,266	86,269
Other Incomes (Expenses):		
Organization costs	(88)	(814)
Provision for directors' retirement benefits	(73)	(676)
Loss on disposal of fixed assets	(11)	(105)
Provision for securities transactions	(455)	(4,238)
Provision for commodities transactions..	(7)	(66)
Others, net	2	16
Income before income taxes and minority interests	8,634	80,386
Income taxes	2,131	19,841
Income taxes adjustments	(576)	(5,363)
Minority interests	(0)	(5)
Net Income	¥ 7,079	$65,913
Per share amounts	Yen	U.S. dollars
Net Income	¥ 3,001.49	$27.94
Cash dividend per share applicable to the year	¥ 500.00	$4.66

[Assumption underlying preparation of the Consolidated Financial Statements]

1. Items relating to the scope of consolidation
   (1) Item relating to the scope of consolidation
   Status of consolidated subsidiaries
   - Number of consolidated subsidiaries 3
   - Names of consolidated subsidiaries Monex, Inc.
   Nikko Beans, Inc.
   Monex Alternative Investment, Inc.
   (2) Item relating to the application of equity accounting
   Since the effects of Monex Capital Partners I, Inc. on the consolidated net profit/loss and retained earnings are deemed minimal and insignificant on the whole, equity accounting has not been applied.

2. Basis and method of valuation of assets
   (1) Basis and method of valuation of securities for trading purposes
   Securities classified as trading assets are accounted for at market value.
   (2) Basis and method of valuation of securities for non-trading purposes
   (a) Held-to-maturity debt securities
   Accounted for on the amortized cost method
   (b) Other securities
   (i) Securities with market value
   Stated at fair value based on factors including the market value on the closing date (sales cost is calculated according to the moving average method)
   (ii) Securities with no market value
   Accounted for the on the cost method based on the moving average method

3. Depreciation and amortization of fixed assets
   (1) Plant, property and equipment
   Depreciation is accounted on the declining balance method. Furthermore the useful lives and scrap value are calculated in accordance with the same methods prescribed in the *Corporation Tax Laws of Japan.*
   (2) Intangible fixed assets
   Goodwill is amortized on the straight-line method over the maximum period (five years) prescribed in the *Enforcement Regulations of the Commercial Code.*
   However, in regard to the goodwill of Monex, Inc. that will be invalidated from the merger, the amount remaining, after the amount equivalent to the amortization expenses up to the time of the merger is deducted from the book value, will be recorded under non-operating expenses.
   Software for internal use is amortized on the straight-line method over the maximum possible period of internal use (five years).
   (3) Investments and other assets
   Long-term prepaid expenses are amortized on the straight-line method.

4. Amortization method of deferred charges
   Organization cost and expenses for new stock issue are expensed in one lump sum when incurred.

5. Basis for computation of significant allowances

(1) Allowance for bad debt

In order to provide for bad debt losses, allowances are made, based on historical loan losses experiences for claims to general debtors. For specific debts, such as doubtful accounts, allowances are provided for the estimated uncollectable amount, based on the collectability of the individual claims.

(2) Accrued bonuses

In order to provide for the employee bonus payments, the estimated amount of future payments attributed to the current consolidated fiscal year has been recorded. However, those portions of the bonuses, the amounts of which have already been determined at the end of the current consolidated fiscal year, are included as *Others* under current liabilities.

(3) Allowance for retirement benefits

In order to provide for retirement benefits payment at Nikko Beans, Inc., estimated accrued amounts at the end of year are recorded, based on estimated future retirement benefits obligations.

Upon merger with Monex, Inc., on May 1, 2005, the Company will abolish the lump sum retirement benefit payment system.

Consequently, the Company has recorded the amounts, necessary for severance payments in cases of termination initiated by the Company, as allowance for retirement benefits under current liabilities.

(4) Allowance for bonus points program

To provide for future expenses under the *Beans Bonus Points Program*, the amounts necessary for the conversion of bonus points for the subsequent period are recorded, based on estimation from past bonus point usage experiences.

(5) Reserve for securities transaction

In order to cover possible customer losses incurred by default of the securities companies on securities transactions, a reserve for securities transactions has been recorded, pursuant to Article 51 of the *Securities and Exchange Law* for the amount computed on the method prescribed in Article 35 of the *Cabinet Office Ordinance Regarding Securities Companies*.

(6) Commodity trading responsibility reserve

In order to cover possible customer losses incurred by default of the securities companies on commodity trading, a commodity trading responsibility reserve has been recorded, pursuant to Article 136-22 of the *Commodity Exchange Law,* for the amount computed on the method prescribed in the *Enforcement Regulations*.

6. Accounting basis for lease transactions

Finance lease transactions, excluding those transactions, which transfer ownership of the leased property to the lessee, are accounted for as transactions under ordinary rental transactions.

7. Other significant assumptions underlying the preparation of the consolidated financial statement

(1) Accounting for consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax segregation method.

(2) Items related to the capital consolidation procedure

(a) Application of the equity pooling method

Monex, Inc. and Nikko Beans, Inc. (hereinafter Both Companies), by means of a share transfer, jointly established Monex Beans Holdings, Inc., (hereinafter Parent Company), as a 100% parent company. In response to the fact that the capital consolidation procedure accompanying the business integration has been recognized as an integration of equity, the equity pooling method has been adopted.

(b) Basis for recognition of business integration as an integration of equity

from a comprehensive viewpoint of the nature of the businesses, the financial conditions, and the management results of Both Companies, and also in view of the fact that Both Companies will continuously and jointly bear the risks of and enjoy the benefits of the Parent Company, the business integration in question has been recognized as an integration of equity.

(3) A portion of the consolidated financial statements have been prepared in accordance with the *Regulations Concerning the Terminology, Forms and Preparation Method of the Financial Statements* as allowed by Article 200 of the *Enforcement Regulations of the Commercial Code of Japan.*

[Notes to the Balance Sheet]

1. Accumulated depreciation amount of plant, property and equipment
272 million yen

2. In addition to the fixed assets recorded on the Balance Sheet, other assets including Online Trading Systems are being used under lease agreements.

3. Assets provided as collateral

Investment securities	313 million yen
Securities deposited by customers as collateral for margin transactions	24,850 million yen
Securities in custody for loans receivables from customers	1,667 million yen

4. The total fair values of securities deposited as collateral (excluding securities mentioned in 3.) are as follows:

Securities lending for margin transactions	19,330 million yen
Securities pledged for borrowings from securities financial companies or securities exchange brokers	66,989 million yen
Securities loaned	7,024 million yen

5. The total fair value of securities received as collateral are as follows:

Securities in custody for loans receivable from customers	120,554 million yen
Securities borrowed from securities finance companies	5,301 million yen
Securities borrowed	31,627 million yen
Securities pledged by customers for when-issue transactions	110,590 million yen

[Notes to Tax Effect Accounting]

1. The major components of deferred tax assets and liabilities are as follows:

	(million yen)
Deferred tax assets (current)	
Enterprise tax payable	194
Allowance for bonus points program	158
Accrued bonuses	62
Allowance for bad debt	72
Others	82
Total	568
Valuation allowance	(72)
Total deferred tax assets (current)	496
Deferred tax assets (non-current)	
Reserve for securities transaction	433
Commodity trading responsibility reserve	2
Allowance for bad debt	14
Over-depreciation of software	65
Over-depreciation of goodwill	10
Others	6
Total	530
Valuation allowance	(451)
Total deferred tax assets (non-current)	79
Deferred tax liabilities (non-current)	
Unrealized holding gains on other securities	(36)
Total	(36)
Net deferred tax assets (non-current)	43
Total deferred tax assets	539

2. The major components for the significant differences between the statutory tax rate and the corporate tax burden after the application of tax effect accounting are as follows:

	(%)
Statutory tax rate	40.7
(Adjustment)	
Effects including that of valuation allowance	(22.8)
Others	0.1
The Company's effective tax rate	18.0

[Notes to Consolidated Statement of Income]

1. Current net income per share 3,001.49 yen

(Certified Copy of Audit Report by the Independent Accountants concerning Consolidated Financial Statements)

Report of Independent Auditors

To: Monex Beans Holdings, Inc.
Board of Directors

May 13, 2005

KPMG AZSA & Co.
Koichi Masuda, Public Certified Accountant, Designated and Engagement Partner (seal)
Toshikazu Kusuhara, Public Certified Accountant, Designated and Engagement Partner (seal)
Atsunori Sadahiro, Public Certified Accountant, Designated and Engagement Partner (seal)

In accordance with the provision of Article 19, Paragraph 2, Item 3 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha*, we have audited the consolidated financial statements (i.e. the consolidated balance sheet and the consolidated profit and loss statement) for the consolidated fiscal year starting on April 1, 2004 and ending on March 31, 2005. The management is responsible for the preparation of the above consolidated financial statements, and we are responsible for rendering our opinion regarding the consolidated financial statements from our independent point of view.

We have conducted the audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require the audit corporation to provide reasonable guarantee on whether or not consolidated financial statements contain any material false statements. Audit is carried out on the basis on testing and the consolidated financial statements are examined as a whole, which includes an evaluation of the accounting policy adopted by the management and the method of application thereof as well as the estimates presented by the management. We consider that we have obtained a reasonable basis to present our opinion as a result of the audit. The audit includes the procedure for the audit of the subsidiaries which we have deemed necessary and taken into account.

As a result of our audit, we confirm that the above consolidated financial statements accurately represent the status of the assets and profit/loss of the group consisting of Monex Beans Holdings, Inc. and its consolidated subsidiaries in accordance with the laws and ordinances and the Articles of Incorporation.

There are no conflicts of interest between the Company and the auditing corporation or its engagement partners which are required to be referred to in this report pursuant to the Law on Certified Public Accountants.

-END-

(Certified Copy of Audit Report by the Board of Statutory Auditors concerning Consolidated Financial Statements)

Audit Report concerning Consolidated Financial Statements

The Board of Statutory Auditors received reports from each Statutory Auditor on the method and result of audit concerning the consolidated financial statements (i.e. consolidated balance sheet and consolidated profit and loss statement) for the 1st Business Term starting on April 1, 2004 and ending on March 31, 2005. Upon consultation, the Board of Statutory Auditors prepared this Audit Report and hereby reports as follows;

1. Outline of Method of Audit by Statutory Auditors

Each statutory auditor received reports and explanations on the consolidated financial statements from the Board of Directors and the independent accountants and audited them in accordance with the auditing policy for this Business Term and work distribution determined by the Board of Statutory Auditors.

2. Results of the Audit

We confirm that the method of the audit conducted by the independent accountants, KPMG AZSA & Co., and the results thereof are appropriate.

May, 20, 2005

The Board of Statutory Auditors of Monex Beans Holdings, Inc.

Tadasu Kawai, Full-Time Statutory Auditor (seal)
Tetsuo Matsugaki, Statutory Auditor (seal)
Takehiko Moriyama, Statutory Auditor (seal)
Tetsuo Ozawa, Statutory Auditor (seal)

(Note) Statutory Auditors, Tadasu Kawai, Tetsuo Matsugaki and Tetsuo Ozawa are outside statutory auditors as defined in Article 18, Paragraph 1 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha.*

-END-

Unconsolidated Balance Sheets
As of March 31, 2005

Assets	Millions of Yen	Thousand of U.S. dollars
Current assets:		
Cash and deposits	¥ 1,154	$10,741
Deferred tax assets	10	96
Others	406	3,776
	1,570	14,613
Non-current assets:		
Investment securities	70	652
Investment in subsidiaries and affiliates .	26,649	248,101
Long-term guarantee deposits	92	858
Deferred tax assets	3	29
	26,814	249,640
	¥ 28,383	$264,253

Liabilities and Shareholders' Equity	Millions of Yen	Thousand of U.S. dollars
Current Liabilities:		
Income tax payable	¥ 11	$102
Consumption tax payable	17	161
Deposits received	15	139
Unearned revenue	14	133
Accrued employees' bonuses	9	80
Other current liabilities	12	112
	78	727
Non-current Liabilities:		
Received margin	84	784
	84	784
Shareholders' Equity:		
Common stock	8,800	81,929
Capital surplus	17,828	165,982
Retained Earnings	1,593	14,831
	28,221	262,742
	¥ 28,383	264,253

Notes
1.The translation of Japanese yen amounts into U.S. dollar amounts is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on March 31, 2005, which was ¥107.41=US$1.00.

Non-consolidated Statement of Income
For the fiscal year ended March 31, 2005

	Millions of Yen	Thousand of U.S. dollars
Operating Revenues:		
Management fee from subsidiaries and affiliates	¥456	$4,249
Rent revenue	88	818
Dividends from subsidiaries and affiliated companies	1,585	14,755
	2,129	19,822
Selling, general and administrative expenses	439	4,089
Operating Income	1,690	15,733
Other expenses	88	822
Income before income taxes	1,602	14,911
Income taxes	22	205
Income taxes adjustments	(13)	(125)
Net Income	¥1,593	$14,831

[Significant Accounting Policies]

1. Basis and method of valuation of assets

 (1) Securities

 (a) Shares of subsidiaries

 Accounted for on the cost method based on the moving average method

 (b) Other securities

 Securities with no market value

 Accounted for on the cost method based on the moving average method

2. Amortization method of deferred charges

 Organization cost is expensed in one lump sum when incurred.

3. Basis for computation of allowances

 (1) Accrued bonuses

 In order to provide for employee bonus payments, the estimated amount of future payments attributed to this period has been recorded.

4. Accounting for consumption taxes

 Consumption taxes and local consumption taxes are accounted for by the tax segregation method.

5. Pursuant to Article 48-1 of the *Enforcement Regulations of the Commercial Code of Japan*, the Company applies the exceptional treatment for affiliates rule.

In addition, a portion of the consolidated financial statements have been prepared in accordance with the *Regulations Concerning the Terminology, Forms and Preparation Method of the Financial Statements* as allowed by Article 200 of the *Enforcement Regulations of the Commercial Code of Japan*.

[Notes to the Balance Sheet]

1. Monetary receivables/obligations to the affiliates are as follows:

Short-term monetary receivables	82 million yen
Short-term monetary obligations	14 million yen
Long-term monetary obligations	84 million yen

[Notes to the Statement of Income]

1. Transaction amount to the affiliates is as follows:

Operating revenue	2,129 million yen

2. Current net income per share 659.35 yen

[Notes related to Tax Effect Accounting]

1. The major components of deferred tax assets and liabilities are as follows:

	(million yen)
Deferred tax assets (current)	
Enterprise tax payable	2
Accrued bonuses	3

Others	4
Total	10
Deferred tax assets (non-current)	3
Total deferred tax assets	13

2. The major components for the significant differences between the statutory tax rate and the corporate tax burden after the application of tax effect accounting are as follows:

	(%)
Statutory tax rate	40.7
(Adjustment)	
Effects including that of permanent differences	
Exclusion of dividends received from taxable income	(40.3)
Others	0.1
The Company's effective tax rate	0.5

Proposed Appropriation of Earnings

For the 1st Fiscal Period

(Unit: yen)

Item	Amount	
Unappropriated earnings	1,592,960,677	
To be appropriated as follows:		
Cash dividends (500 yen per share) Directors' bonuses	1,172,343,590 47,000,000	1,219,343,590
Earnings to be carried forward	373,617,087	

(Certified Copy of Audit Report by the Independent Accountants)

Report of Independent Auditors

To: Monex Beans Holdings, Inc.
Board of Directors

May 13, 2005

KPMG AZSA & Co.
Koichi Masuda, Public Certified Accountant, Designated and Engagement Partner (seal)
Toshikazu Kusuhara, Public Certified Accountant, Designated and Engagement Partner (seal)
Atsunori Sadahiro, Public Certified Accountant, Designated and Engagement Partner (seal)

In accordance with provision of Article 2, Paragraph 1 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha*, we have audited the consolidated financial statements (i.e. the consolidated balance sheet, the consolidated profit and loss statement, the business report (limited to the parts relating to accounting) and the proposal relating to the appropriation of profit as well as the annexed schedules (limited to the parts relating to accounting)) for the 1st Business Year starting on August 2, 2004 and ending on March 31, 2005. The parts of the business report and the annexed schedules related to accounting which is subject to our audit are the descriptions in the business report and the annexed schedules which are prepared based on the accounting records. The management is responsible for the preparation of the above financial statements and annexed schedules, and we are responsible to represent our opinion regarding the financial statements and annexed schedules from our independent point of view.

We have conducted the audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require the audit corporation to provide reasonable guarantee on whether or not financial statements and annexed schedules contain any material false statements. Audit is carried out on the basis of testing and the financial statements and annexed schedules are examined as a whole, which includes an evaluation of the accounting policy adopted by the management and the method of application thereof as well as the estimates presented by the management. We consider that we have obtained a reasonable basis to present our opinion as a result of the audit. The audit includes the procedure for the audit of the subsidiaries which we have deemed necessary and taken into account.
As a result of our audit, we are of opinion that:

(1) The balance sheet and the profit and loss statement accurately represent the status of the Company's assets, income and profit in accordance with laws and the Articles of

Incorporation of the Company;

(2) The business report (limited to the parts related to accounting) accurately represents the actual status of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(3) The proposed appropriation of profit are in compliance with laws and ordinances and the Articles of Incorporation of the Company; and

(4) The annexed schedules (limited to the parts related to accounting) contain no description to be mentioned for correction pursuant to the provisions of the Commercial Code.

There are no conflicts of interest between the Company and the auditing corporation or its engagement partners which are required to be referred to in this report pursuant to the Law on Certified Public Accountants.

-END-

(Certified Copy of Audit Report by the Board of Statutory Auditors)

Audit Report

The Board of Statutory Auditors received reports from each Statutory Auditor on the method and result of audit concerning the performance of duty by the Directors during the 1st Business Year starting on August 2, 2004 and ending on March 31, 2005. Upon consultation, the Board of Statutory Auditors prepared this Audit Report and hereby reports as follows;

1. Outline of Method of Audit by Statutory Auditors

Each statutory auditor attended the meetings of the Board of Directors of the Company and other important meetings, interviewed the Directors and others regarding the business, inspected the important documents such as settlement documents, investigated the conditions of the business and property and requested the subsidiaries to report on their business as necessary, in accordance with the auditing policy and work distribution determined by the Board of Statutory Auditors. Each also received reports and explanations from the independent accountants and examined the financial statements and annexed schedules.

As for competitive trading by the Directors, conflict-of-interest trading between Directors and the Company, the gratuitous sharing of profit made by the Company, unusual trading with subsidiaries or shareholders of the Company, and the acquisition and disposition of treasury stocks, we requested the report from the Directors on other matters than the method of audit as mentioned above as necessary in order to investigate the conditions of these trading.

2. Results of Audit

(1) The method and results of the audit conducted by KPMG AZSA & Co., which is the independent accountants, are appropriate;
(2) The business report of the Company presents accurately the conditions of the Company in accordance with applicable laws and ordinances as well as the Articles of Incorporation of the Company;
(3) The proposal relating to the appropriation of profit does not have any information to be pointed out in view of the conditions of corporate property and its circumstances;
(4) The annexed schedules present fairly the information to be listed, and do not leave any information to be pointed out; and
(5) As for the performance of duties by the Directors, there are no illegal acts or other material facts which violate applicable laws and ordinances or the Articles of Incorporation of the Company.

Moreover, there was found to be no breach of their obligations by the Directors concerning competitive trading by Directors, conflict-of-interest trading between the Directors and the Company, the gratuitous sharing of profits by the Company, unusual trading with subsidiaries or shareholders of the Company, or the acquisition and disposition of

treasury stocks.

May 20, 2005

The Board of Statutory Auditors of Monex Beans Holdings, Inc.

Tadasu Kawai, Full-Time Statutory Auditor (seal)
Tetsuo Matsugaki, Statutory Auditor (seal)
Takehiko Moriyama, Statutory Auditor (seal)
Tetsuo Ozawa, Statutory Auditor (seal)

(Note) Statutory Auditors, Tadasu Kawai, Tetsuo Matsugaki and Tetuo Ozawa are outside auditors as defined in Article 18, Paragraph 1 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha.*

-END-

Referenced Documents Regarding the Exercise of Voting Rights

1. Total number of voting rights held by shareholders: 2,342,907

2. Items of Business and Referenced Information

Item No. 1 on the Agenda: Approval of the proposed Appropriation of Retained Earnings for the 1st business term

For the 1st business term, the Company reported a non-consolidated basis operating revenue of 2,129 million yen and net income of 1,592 million yen, the main source of which had been interim dividends received from its securities subsidiary.

The dividend for this business term will be 500 yen per share or 1,172 million yen in total. In addition, 47 million yen will be appropriated to the Directors' bonuses and then remaining amount will be the carried forward to the next term as retained profit.

Item No. 2 on the Agenda: Partial amendments of the Articles of Incorporation

1. Reason for Amendment

(1) With respect to the purposes set forth in Article 2 of the current Articles, in order to be prepared for the future business development of our Group, money lending business, investment education business, insurance business, banking business and other financial service businesses will be added to the businesses to be performed by the companies which the Company controls or manages by way of holding their shares, and the "capital contribution for investment purpose via syndicate agreement, silent partnership agreement (*tokumei kumiai)* agreement, partnership agreement and the like" will be added to the purposes of businesses of the Company.

(2) Article 37 will be newly created so that, in case of the number of the Statutory Auditors falling under that required by law, a succeeding Statutory Auditor may promptly assume his/her office to satisfy the statutory quota.

(3) In order to enable the Company to pay interim dividends, necessary amendments will be made to Article 38 (Dividend of Profit) and Article 39 (Period of Exclusion) of the current Articles.

(4) In addition, some of the current Article numbers will be changed due to the creation of new Articles.

2. Details of Amendment

The Articles of Incorporation will be amended as follows;

Current Articles	Proposed Amendments
(Purposes) Article 2. The purposes of the Company shall be to control and manage the business activities of the companies engaging in the following businesses and foreign companies engaging in businesses equivalent to the following, through shareholding in such companies:	(Purposes) Article 2. The purposes of the Company shall be to engage in the following businesses:
(Newly created)	(1) Control and management of the business activities of the companies engaging in the following businesses and foreign companies engaging in businesses equivalent to the following, through shareholding in such companies;
1. through 9. (Omitted)	1. through 9. (Provision unchanged)
(Newly created)	10. Money lending business provided in the Law concerning Regulation, Etc. of Money Lending Business;
10. through 26. (Omitted)	11. through 27. (Provision unchanged)
(Newly created)	28. Investment education business, including organization of seminars and correspondence courses utilizing the Internet or the like on investment, edition and sale of specialized books and printed materials, providing investment information via the Internet;
(Newly created)	29. Life insurance business;
(Newly created)	30. Sale and purchase of government bonds, municipal bonds or government-guaranteed bonds, offering or management trustee services of municipal bonds, corporate bonds or any other bonds, as well as any other business permitted to engage in under the Insurance Business Law;
(Newly created)	31. Marine insurance, fire insurance, transport insurance, automobile insurance, automobile liability insurance, casualty insurance, robbery insurance, glass insurance, aviation insurance, windstorm and flood insurance, animal insurance, credit insurance, workers' compensation liability

	insurance, indemnity insurance, damage compensation insurance, machinery insurance, construction insurance, shipowner's liability insurance for passenger's personal accident, nuclear power insurance, mobile comprehensive insurance and expense/profit insurance as well as re-insurance business concerning each of the foregoing;
(Newly created)	32. Acceptance of deposits or term deposits, lending of funds or discount of notes and exchange transactions;
(Newly created)	33. Guarantee of debts, underwriting of notes or any other services incidental to the banking business set forth in the preceding Item;
(Newly created)	34. Underwriting, handling of primary offerings or secondary distributions, trading and other business relating to government bonds, municipal bonds, government-guaranteed bonds and other securities;
(Newly created)	35. Trust business;
(Newly created)	36. Businesses which a bank may engage in under the Banking Business Law, the Collateral Bonds Trust Law, the Law concerning Registration of Bonds and other laws;
27. (Omitted)	37. (Provision unchanged)
(Newly created)	(2) Capital contribution for investment purpose via syndicate agreement, silent partnership association (*tokumei kumiai)* agreement, partnership agreement and the like.
2. The Company may engage in the businesses incidental to the businesses referred to in the preceding paragraph.	2. (Provision unchanged)
(Newly created)	(Substitute Statutory Auditor) Article 37. In case of the number of statutory auditors falling under that required by law, a general meeting of shareholders may elect a substitute statutory auditor. 2. With respect to the quorum for resolving

	election of a substitute statutory auditor, the provision of Paragraph 2, Article 27 shall *mutatis mutandis* be applied. 3. In the case where a substitute auditor elected in accordance with Paragraph 1 assumes the office of Statutory Auditor, the term of his or her office shall be the same as the remaining term of office of said retired statutory auditor. 4. The election of a substitute statutory auditor shall remain effective until the start of the general meeting of shareholders to be first held after the election.
Article 37. (Provision unchanged)	Article 38. (Provision unchanged)
(Dividend of Profit) Article 38. Dividends shall be payable to the shareholders or to the pledgees listed or registered in the Shareholders' Register, or to the shareholders of fractional shares listed or registered in the Register of Fractional Share as of the last day of each fiscal year.	(Dividend of Profit and Interim Dividend) Article 39. Dividends shall be payable to the shareholders or to the pledgees listed or registered in the Shareholders' Register, or to the shareholders of fractional shares listed or registered in the Register of Fractional Share as of the last day of each fiscal year. 2. Subject to a resolution of the Board of Directors, the Company may pay interim dividends (which means distribution of money provided in Article 293-5 of the Commercial Code) to the shareholders or to the pledgees listed or registered in the Shareholders' Register, or to the holders of fractional shares listed or registered in the Register of Fractional Share as of September 30 each year.
(Expiry Period) Article 39. If dividends are not collected within three (3) years from the date when the payment thereof becomes due, the Company shall be discharged from its liability to make such payments. 2. Unpaid dividends shall bear no interest.	(Expiry Period) Article 40. If dividends or interim dividends are not collected within three (3) years from the date when the payment thereof becomes due, the Company shall be discharged from its liability to make such payments. 2. Unpaid dividends or interim dividends shall bear no interest.

Item No. 3 on the Agenda: Election of seven (7) Directors

Terms of offices of all the six (6) Directors will expire at the end of this general meeting of shareholders. Accordingly, it is hereby proposed that seven (7) Directors be elected.

The table below shows the nominees for Directors.

Those marked with (*) show those who will be newly appointed.

Name (Date of Birth)	Career Summary (Representative positions held at other companies)		Number of the Company Shares Held
Oki Matsumoto (December 19, 1963)	March, 1987	Graduated from the University of Tokyo Faculty of Law	300,000
	April, 1987	Joined Salomon Brothers Asia Ltd.	
	April, 1990	Joined Goldman Sachs (Japan) Ltd.	
	November, 1994	Executive Director (*Jomu Torishimariyaku*) Tokyo Branch of the above	
	November, 1994	General Partner of The Goldman Sachs Group, L.P.	
	November, 1998	Limited Partner of the above	
	April, 1999	Representative Director of K.K. Monex (former Monex, Inc.)	
	August, 2004	Representative Director and President of the Company (to present)	
	August, 2004	Director of Nikko Beans, Inc. (currently Monex Beans, Inc.)	
	May, 2005	Representative Director and President of Monex Beans, Inc. (to present)	
Kyoko Kudo (June 22, 1964)	March 1987	Graduated from the University of Tokyo Faculty of Law	34,558
	April, 1987	Joined Citibank, NA.	

	October, 1993	Joined Coopers and Lybrand International (currently PricewaterhouseCoopers)	
	June, 1997	Joined Goldman Sachs (Japan) Ltd.	
	April, 1999	Director of K.K. Monex (former Monex, Inc.)	
	June, 1999	Resigned from the office of Director of the above	
	May, 2000	Director and Chief Operating Officer of Monex, Inc.	
	August, 2004	Representative Director and Vice President of the Company (to present)	
	August, 2004	Director of Nikko Beans, Inc. (currently Monex Beans, Inc.)	
Tomoshige Nakamura(*) (March 3, 1961)	March, 1984	Graduated from School of Law, Hokkaido University	None
	April, 1984	Joined Nikko Securities Co., Ltd.	
	August, 1997	General Manager of Asia Oceania Management Dept. of the above	
	December, 1998	General Manager of Wholesale Business Dept. of the above	
	March, 2001	General Manager of Business Planning Dept. of the above	
	March, 2004	Director of Kashiwa Branch of Nikko Cordial Securities, Inc.	
	February, 2005	Director and President of Nikko Beans, Inc. (currently Monex Beans, Inc.)	
	February, 2005	Counsel of the Company (to present)	
	May, 2005	Director of Monex Beans, Inc. (to present)	
Naoki Terada (March 28, 1963)	March, 1985	Graduated from Shibaura Institute of Technology, Faculty of Engineering	Two (2)
	April, 1985	Joined Nikko Securities Co., Ltd. (Seconded	

		to the Nikko System Center Ltd.)	
	October, 1999	General Manager of System Planning Dept. of Nikko Beans, Inc. (currently Monex Beans, Inc.)	
	May, 2000	Executive Officer of the above	
	June, 2000	Director of the above (to present)	
	August, 2004	Director of the Company (to present)	
Tadasu Kawai (*) (May 7, 1941)	March, 1964	Graduated from Faculty of Economics, Keio University	Five (5)
	April, 1964	Joined Sony Corporation	
	March, 1995	President of Sony of Canada Ltd.	
	March, 1996	Vice President of Sony Corporation of America	
	June, 1997	Corporate Executive Officer and Senior Vice President (*Shikko Yakuin Jomu*) of Sony Corporation	
	June, 2002	Full-Time Statutory Auditor of the above	
	June, 2003	Corporate Executive Officer and Executive Vice President (*Gyomu Shikko Yakuin Joseki Jomu*) of the above	
	August, 2004	Full-Time Statutory Auditor of the Company (to present)	
	August, 2004	Statutory Auditor of Nikko Beans, Inc. (currently Monex Beans, Inc.) (to present)	
Hajime Yamamoto (October 26, 1958)	March, 1982	Graduated from Doshisha University, Faculty of Commerce	None
	April. 1982	Joined Nikko Securities Co., Ltd.	
	December, 1998	General Manager of Management Planning Dept. of the above	
	March, 2001	General Manager of Finance Dept. and General Manager of Holding Company Preparation Office of the above	

	July 2001	Director and President of Nikko Cordial Treasuries Co., Ltd. (to present)	
	October, 2001	Director of Nikko Cordial Corporation (to present)	
	May, 2002	Director and President of Nikko Securities Global Holding Co., Ltd. (to present)	
	August, 2004	Director of the Company (to present)	
	February, 2005	Senior Group Executive Officer (*Shikkoyaku Jomu*) of Nikko Cordial Corporation (to present)	
Yoshinori Hashitani (January 27, 1959)	March, 1982	Graduated from the University of Tokyo Faculty of Law	Three (3)
	April, 1982	Joined Sony Corporation	
	May, 1994	Representative Director and President of Sony Financial Service Europe Inc.	
	March, 1998	Representative Director and President of Sony Europe Finance plc.	
	June, 2002	Director of Monex, Inc.	
	April, 2003	Senior Vice President of Sony Corporation Global Hub Brand Strategy Office (to present)	
	June, 2003	Director of Sony Enterprise Co., Ltd. (to present)	
	July, 2003	Director of REASON Corporation (to present)	
	August, 2004	Director of the Company	

(Note)

1. Messrs. Hajime Yamamoto and Yoshinori Hashitani, who are nominees for Directors, both satisfy the requirements for outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. Mr. Hajime Yamamoto, a nominee for Director, is Director and President of Nikko Cordial Treasuries Co., Ltd. Monex Beans, Inc., one of the subsidiaries of the Company, has a business relationship, including loan, with Nikko Cordial Treasuries Co., Ltd.

3. Except for the above, there is no special relationship between each nominee for Director and the Company.

Item No. 4 on the Agenda: Election of four (4) Statutory Auditors

The terms of offices of all the four (4) Statutory Auditors will expire at the end of this general meeting of shareholders. Accordingly, it is hereby proposed that four (4) Statutory Auditors be elected.

The Board of Statutory Auditors has already agreed to this Item of Business.

The table below shows the nominees for Statutory Auditors.

Those marked with (*) show those who will be newly appointed.

Name (Date of Birth)	Career Summary (Representative positions held at other companies)		Number of Company Shares Held
Hisashi Tanaami(*) (September 11, 1954)	March, 1978	Graduated from Keio University, Faculty of Law	None
	April, 1978	Joined Chiyoda Mutual Life Insurance Co.	
	February, 2001	Joined Matsui Securities Co., Ltd.	
	June, 2002	Director of the above	
	February, 2004	Executive Managing Director (*Jomu Torishimariyaku*) of the above	
	March 2005	Resigned from the office of Director of the above	
Takehiko Moriyama (March 21, 1947)	March, 1970	Graduated from Waseda University, First Faculty of Economics	Two (2)
	April, 1970	Joined The Sanko Steamship Co., Ltd.	
	April, 1985	Joined Nikko Securities Co., Ltd.	
	May, 1999	Representative Director of Nikko Online Co., Ltd (currently Monex Beans, Inc.)	
	June, 2000	Full-Time Statutory Auditor of Nikko Beans, Inc. (currently Monex Beans, Inc.) (to present)	
	August,	Statutory Auditor of the Company (to present)	

	2004		
	March, 2005	Statutory Auditor of Monex Capital Partners I, Inc. (to present)	
Masakazu Sasaki (*) (September 26, 1964)	March, 1988	Completed a master's course in Graduate School of Business Administration, Yokohama National University.	640
	October, 1989	Joined Asahi & Shinwa (currenly KPMG AZSA & Co.)	
	August, 1997	Opened Office of Sasaki Certified Public Accountant	
	April, 1999	Statutory Auditor of K.K. Monex (former Monex, Inc.)	
	June, 2003	Director of Monex, Inc.	
	August, 2004	Director of the Company (to present)	
Tetsuo Ozawa (June 28, 1947)	March, 1971	Left the University of Tokyo Faculty of Law	Two (2)
	April, 1973	Admitted to the bar	
	April, 1973	Joined Tokyo Fuji Law Firm	
	April, 1983	Partner of Tokyo Fuji Law Office (to present)	
	May, 2003	Statutory Auditor of Lawson, Inc. (to present)	
	June, 2003	Statutory Auditor of Monex, Inc.	
	August, 2004	Statutory Auditor of the Company (to present)	

(Note)

1. Messrs. Hisashi Tanaami and Tetuso Osawa, who are nominees for Statutory Auditors, both satisfy the requirements for outside statutory auditors as set forth in Article 18, Paragraph 1 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha*
2. There is no special relationship between each nominee for Statutory Auditor and the Company.

Item No. 5 on the Agenda: Election of one (1) Substitute Statutory Auditor

In case of the number of Statutory Auditors falling under that required by law, it is hereby proposed that one (1) Substitute Statutory Auditor be elected subject to the Item No. 2

on the Agenda (Partial amendment to the Articles of Incorporation) being approved and the Articles of Incorporation being so amended.

The Board of Statutory Auditors has already agreed to this Item.

The table below shows the nominee for Substitute Statutory Auditor:

Name (Date of Birth)	Career Summary (Representative positions held at other companies)		Number of Company Shares Held
Tetsuo Matsugaki May 28, 1952	March, 1976	Graduated from the University of Tokyo, Faculty of Law	None
	April, 1976	Joined Tonen Corporation (cuttenrly TonenGeneral Sekiyu K.K.)	
	July, 2000	Nikko Securities Co., Ltd.	
	December, 2000	General Manager of Legal Dept. of the above	
	March, 2004	General Manager of Audit Committee Office of Nikko Cordial Corporation (to present)	
	August, 2004	Statutory Auditor of the Company (to present)	

(Notes)

1. Mr. Tetsuo Matsugaki, a nominee for Substitute Statutory Auditor, will leave his office as Statutory Auditor of the Company at the end of this general meeting of shareholders due to the expiration of his term of office.
2. Mr. Matsugaki satisfies the requirements for outside statutory auditors as set forth in Article 18, Paragraph 1 of the Law concerning Special Exceptions to the Commercial Code Regarding Audit Etc. of *Kabushiki-Kaisha.*
3. There is no special relationship between Mr. Matsugaki and the Company.

Item No. 6 on the Agenda: Revision of amount of remuneration for Directors and Statutory Auditors

Amounts of remuneration for Directors and Statutory Auditors of the Company are a monthly maximum of 20 million yen and 4 million yen respectively as have been approved, upon the establishment of the Company via share transfer, at the general meetings of shareholders of Nikko Beans, Inc. held on June 23, 2004 and of Monex, Inc. held on June 24, 2004. However, taking into consideration the increase in the number of Full-Time Directors and the increase in the duties of Statutory Auditors so as to strengthen our corporate governance and other various circumstances, it is hereby proposed that the remuneration for Directors and Statutory Auditors be revised to a monthly maximum of 24 million yen and 8 million yen respectively.

The current numbers of Directors and Statutory Auditors are six (6) and four (4) respectively. Upon approval of the Items No. 3 and No. 4 as proposed, the numbers would be seven (7) and four (4) respectively.

- END -